As filed with the Securities and Exchange Commission on June 21, 2004.

Registration No. 333-115434

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HURON CONSULTING GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	8742	01-0666114
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(IRS Employer Identification Number)

550 West Van Buren Street

Chicago, Illinois 60607

(312) 583-8700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary E. Holdren

Chief Executive Officer and President

Huron Consulting Group Inc.

550 West Van Buren Street

Chicago, Illinois 60607

(312) 583-8700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Charles W. Mulaney, Jr., Esq.	Herbert S. Wander, Esq.
Kimberly A. deBeers, Esq.	Adam R. Klein, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Katten Muchin Zavis Rosenman
333 West Wacker Drive	525 West Monroe Street
Chicago, Illinois 60606	Chicago, Illinois 60661
(312) 407-0700	(312) 902-5200

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common stock, par value $.01 per share	$115,000,000	$14,571

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes shares that may be sold, if any, pursuant to the underwriter’s overallotment option.
(3)	In connection with the initial filing of the Registration Statement on May 12, 2004, $12,670 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholder are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	June 21, 2004

             Shares

Common Stock

This is the initial public offering of shares of common stock of Huron Consulting Group Inc. Prior to this offering, there has been no public market for our common stock. We are offering                      shares of common stock and the selling stockholder identified in this prospectus is offering                      shares of common stock. We will not receive any proceeds from the sale of any shares by the selling stockholder. The initial public offering price of our common stock is expected to be between $             and $             per share.

We have applied for the quotation of our common stock on the NASDAQ National Market under the symbol “HURN.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “ Risk factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholder	$	$

The underwriters may also purchase up to an additional             shares of common stock from the selling stockholder at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             and total proceeds, before expenses, to the selling stockholder will be $             .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about                     , 2004.

UBS Investment Bank	Deutsche Bank Securities

William Blair & Company

You should only rely on the information contained in this prospectus. Neither we, the selling stockholder nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus.

Through and including                     , 2004 (the 25th day after commencement of this offering), federal securities law may require all dealers effecting transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Huron Consulting Group Inc., Huron Consulting Group, our logo and certain other names of our services are our trademarks, trade names or service marks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

i

Prospectus summary

The following is a summary of some of the information contained in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk factors” and the consolidated financial statements and notes to those financial statements included elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, the terms “Huron,” “company,” “we,” “us” and “our” refer to Huron Consulting Group Inc. and its subsidiaries.

OUR BUSINESS

We are an independent provider of financial and operational consulting services. Our highly experienced and credentialed professionals employ their expertise in accounting, finance, economics and operations to provide our clients with specialized analysis and customized advice and solutions that are tailored to address each client’s particular challenges and opportunities.

We provide our services through two segments: Financial Consulting and Operational Consulting. Our Financial Consulting segment helps clients effectively address complex challenges that arise from litigation, disputes, investigations, regulation, financial distress and other sources of significant conflict or change. Our services in this segment include financial and economic analysis; forensic accounting; expert support and testimony services; restructuring, turnaround and bankruptcy advisory services; and valuation analysis. Our Operational Consulting segment helps clients improve the overall efficiency and effectiveness of their operations, reduce costs, manage regulatory compliance and maximize procurement efficiency. For the year ended December 31, 2003 and the three months ended March 31, 2004, we derived 68.9% and 61.6%, respectively, of our revenues from Financial Consulting and 31.1% and 38.4%, respectively, of our revenues from Operational Consulting.

We believe many organizations are facing increasingly large and complex business disputes and lawsuits, a growing number of regulatory and internal investigations and more intense public scrutiny. Concurrently, we believe increased competition and regulation are presenting significant operational and financial challenges for organizations. Distressed companies are responding to these challenges by restructuring and reorganizing their businesses and capital structures, while financially healthy organizations are striving to take advantage of business opportunities by improving operations, reducing costs and maximizing revenue. Many organizations have limited dedicated resources to respond effectively to these challenges and opportunities. Consequently, we believe these organizations will increasingly seek to augment their internal resources with experienced independent consultants like us.

We provide our services to a wide variety of both financially sound and distressed organizations, including Fortune 500 companies, medium-sized and large businesses, leading academic institutions, healthcare organizations and the law firms that represent these various organizations. Since May 2002, we have conducted over 1,000 engagements for over 500 clients, and we have worked on engagements with 35 of the 40 largest U.S. law firms listed in The American Lawyer 2003 Am Law 100.

As of March 31, 2004, we had 588 employees, including 483 billable professionals, whom we refer to as consultants. In addition to our headquarters in Chicago, we have five other core offices located in Boston, Houston, New York City, San Francisco and Washington, D.C. and two smaller offices located in Charlotte and Los Angeles.

OUR HISTORY

Huron was formed in March 2002 and commenced operations in May 2002. We were founded by a core group of experienced financial and operational consultants that consisted primarily of former Arthur Andersen LLP partners and professionals, including our chief executive officer, Gary E. Holdren, with equity sponsorship from a group of investors led by Lake Capital Management LLC. We created Huron because we believed that a financial and operational consulting business that is unaffiliated with a public accounting firm is better suited to serve its clients’ needs. As an independent consulting firm, Huron is not subject to the legal restrictions placed on public accounting firms that prohibit them from providing certain non-audit services to their audit clients. We also believed that many other consulting firms provided only a limited scope of services and, therefore, a company such as ours with a wide array of services would be better positioned to serve the diverse and complex needs of various organizations.

In response to strong demand for our services, we began aggressively hiring consultants in the first quarter of 2003 and added over 200 new consultants during 2003. While this aggressive hiring negatively impacted our utilization rates (determined by dividing the number of hours all of our consultants worked on client assignments during a period by the total available working hours for all of our consultants during the same period, assuming a forty-hour work week, less paid holidays and vacation days) as we integrated our new hires, we believe the early results of this growth initiative are evident in our recent financial results. Revenues in 2002 totaled $35.1 million for our first eight months of operations and rose to $101.5 million in 2003, our first full year of operations. Revenues totaled $40.1 million in the three months ended March 31, 2004 compared to $23.2 million in the three months ended March 31, 2003, representing 72.8% year-over-year growth. We incurred a net loss of $4.2 million for the partial year ended December 31, 2002 and a net loss of $1.1 million for the year ended December 31, 2003 and generated net income of $2.3 million for the three months ended March 31, 2004. At March 31, 2004, we had a total stockholders’ deficit of $4.5 million.

OUR COMPETITIVE STRENGTHS

We believe our key competitive strengths include:

➢	Experienced and highly qualified consultants. Our consultants combine proficiency in accounting, finance, economics and operations with deep knowledge of specific industries. In addition, many of our consultants are highly credentialed and include certified public accountants, MBAs, accredited valuation specialists and forensic accountants.

➢	Independent provider of financial and operational consulting services. We believe increased regulations, growing public scrutiny and concern regarding auditor conflicts of interests provide us with a competitive advantage over public accounting firms in securing consulting engagements. We also believe that the relatively small number of large public accounting firms will lead some organizations to engage independent consultants like us to preserve their flexibility to hire large public accounting firms for audit or other attest services.

➢	Complementary service offerings and integrated approach. We offer a broad array of financial and operational consulting services that can be delivered through teams of consultants from our different practices. Our integrated approach enables us to provide solutions tailored to specific client needs. In addition, our range of service offerings reduces our dependence on any one service offering or industry, provides a stimulating work environment for our consultants and enhances our flexibility in managing the utilization and career development of our directors, managers, associates and analysts.

➢	Distinctive culture. We believe we have been successful in attracting and retaining top talent because of our distinctive culture, which combines the energy and flexibility of a high-growth company with the professionalism of a major professional services firm. We believe our performance-based compensation program, which both recognizes individual performance and reinforces teamwork, also contributes to our recruiting and retention success.

OUR GROWTH STRATEGY

We have grown significantly since we commenced operations, more than doubling the number of our consultants from 213 on May 31, 2002 to 483 on March 31, 2004. We believe there are a number of opportunities to continue to grow our business, including:

➢	Attracting additional highly qualified consultants. We believe our stimulating work environment, performance-based compensation program and distinctive culture will enable us to attract additional top talent from other consulting firms, accounting firms, targeted industries and on-campus recruiting. In the near term, our focus will primarily be on hiring and developing additional managers, associates and analysts to expand support for our existing practices and better leverage our managing directors and directors.

➢	Growing our existing relationships and developing new relationships. We work hard to maintain and grow our existing client and law firm relationships. The goodwill created from these relationships leads to referrals from satisfied clients and their law firms, which also enables us to secure engagements with new clients.

➢	Continuing to promote and deliver an integrated approach to service delivery. We will continue to utilize our experience with the financial and operational challenges facing our clients to identify and provide additional value-added services as part of an integrated solution. Frequently, a particular engagement is expanded or a new engagement secured with an existing client as a direct result of our quality work for that client.

➢	Continuing to build our brand. We intend to continue to build our reputation and a common identity for the services we provide under the Huron brand name. We believe that using a common brand name and identity for our services enhances our visibility in the marketplace and improves our ability to compete for new business.

➢	Expanding our service offerings. We believe there will be opportunities to expand our current capabilities or broaden the scope of our existing services, and we will evaluate these in response to client and general market demands.

RISKS RELATING TO OUR BUSINESS AND THIS OFFERING

As part of your evaluation of an investment in our common stock, you should take into account the risks to which we are subject. We may be adversely affected by risks related to our business, including, among other things, risks related to our limited operating history, our ability to attract and retain highly skilled individuals, managing the growth of our business, maintaining adequate utilization and suitable billing rates for our consultants, expanding existing and identifying new client relationships, enhancing our reputation and building our brand. In addition, our industry includes a large number of participants and is highly competitive. You should also be aware that there are various risks specific to our common stock, including risks related to, among other things, book value dilution, future potential sales of substantial amounts of our common stock, continuing voting control by our majority stockholder and potential stock price volatility. For more information about these and other risks, see “Risk factors” beginning on page 11. You should consider carefully these risks before making an investment in our common stock.

BACKGROUND AND CERTAIN TRANSACTIONS

We were founded with equity sponsorship from a group of investors led by Lake Capital Management LLC. For purposes of holding their investment in us, these investors formed HCG Holdings LLC, a

Delaware limited liability company. HCG Holdings LLC is controlled by Lake Capital Partners LP and Lake Capital Management LLC. The remaining equity interests in HCG Holdings LLC are held by certain other institutional investors, some of our executive officers and other managing directors, each of our board members, a director nominee and approximately 30 other holders. Our executive officers, board members and the director nominee holding interests in HCG Holdings LLC are Gary Holdren, our Chief Executive Officer and a board member, George Massaro, our Chief Operating Officer and a board member, Gary Burge, our Chief Financial Officer, Daniel Broadhurst, our Vice President, and John McCartney, a director nominee. These individuals collectively hold 2.1% of the common interests and 2.3% of the preferred interests in HCG Holdings LLC. Paul Yovovich, whom we expect to add to our board after the consummation of this offering, is president of Lake Capital Management LLC and also has preferred and common interests in HCG Holdings LLC.

HCG Holdings LLC, the selling stockholder, currently owns approximately 94% of our outstanding common stock and all of our outstanding 8% preferred stock and 8% promissory notes. Some of our executive officers, each of our board members and some of our current and former employees own the remaining approximately 6% of our outstanding common stock. On the date of this prospectus, we intend to grant          shares of restricted common stock to certain of our executive officers and employees. We also intend to grant to each of our independent directors options exercisable for          shares of our common stock, assuming a public offering price of $             per share, the mid-point of the range shown on the cover of this prospectus. These options will have a per share exercise price equal to the public offering price.

After giving effect to this offering (without giving effect to the underwriters’ over-allotment option) and the issuance of          shares of restricted common stock to certain of our executive officers and employees on the date of this prospectus, HCG Holdings LLC will own approximately     % of our outstanding common stock. As a result, HCG Holdings LLC will continue to have the power to control all matters submitted to our stockholders for approval after the consummation of this offering.

Upon consummation of this offering, we will use approximately $            million of our net proceeds to redeem the outstanding 8% preferred stock and approximately $            million to repay in full the outstanding 8% promissory notes. We expect that substantially all of the proceeds HCG Holdings LLC receives from (1) the $1.25 million special dividend we intend to pay prior to the consummation of this offering, (2) the sale of the shares being offered by it in this offering, (3) the redemption of the outstanding 8% preferred stock and (4) the repayment by us of the 8% promissory notes will be distributed by HCG Holdings LLC to its members in accordance with its governing documents. Assuming that each of the foregoing transactions occurred on June 15, 2004, this offering was consummated at a public offering price of $     per share, the mid-point of the range shown on the cover of this prospectus, and HCG Holdings LLC distributed the entire amount of its proceeds, Messrs. Holdren, Massaro, Burge, Broadhurst and McCartney would receive in the aggregate $                .

See “Use of proceeds,” “Dividend policy” “Certain relationships and related transactions,” “Principal and selling stockholders” and “Description of capital stock” for further information.

The following organizational chart sets forth the corporate structure and ownership of us and of HCG Holdings LLC after giving effect to this offering (without giving effect to the exercise of the underwriters’ over-allotment option). Our post-offering ownership structure gives effect to the issuance by us of              shares of restricted common stock to certain of our executive officers and employees on the date of this prospectus, but does not give effect to              shares of common stock issuable upon the exercise of outstanding options, including              shares issuable upon the exercise of options to be issued to our independent directors on the date of this prospectus.

(1)	The executive officers, board members and the director nominee included in this group are Messrs. Broadhurst, Burge, Holdren, Massaro and McCartney. These individuals collectively hold 2.1% of the common interests and 2.3% of the preferred interests in HCG Holdings LLC. The remaining 3.8% of the common interests and 4.2% of the preferred interests in HCG Holdings LLC held by this group reflects the interests held by certain of our other managing directors.

CORPORATE INFORMATION

We were incorporated in Delaware in March 2002, commenced operations in May 2002 and conduct all of our consulting activities through a wholly-owned subsidiary, Huron Consulting Group LLC. Our headquarters are located at 550 West Van Buren Street, Chicago, Illinois 60607 and our telephone number is (312) 583-8700. Our web site is www.huronconsultinggroup.com. Information contained on our web site is not incorporated by reference into this prospectus. You should not consider information contained on our web site as part of this prospectus.

The offering

Common stock offered by us	shares

Common stock offered by the selling stockholder	shares

Total	shares

Common stock to be outstanding immediately after this offering	shares

Over-allotment option	shares of common stock to be offered by the selling stockholder if the underwriters exercise the over- allotment option in full.

Proposed NASDAQ National Market symbol	HURN

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million assuming a public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholder. We will use approximately $ million of our net proceeds to redeem our outstanding 8% preferred stock and approximately $ million to repay our outstanding 8% promissory notes. All of the outstanding shares of the 8% preferred stock and the aggregate principal amount of the 8% promissory notes are held by our parent, HCG Holdings LLC, which is the selling stockholder in this offering. We intend to use the balance of our net proceeds to pay off any borrowings outstanding under our credit agreement and for other general corporate purposes, including working capital. See “Use of proceeds.”

The number of shares of our common stock outstanding immediately after this offering is based on the number of shares outstanding at                     , 2004. This number includes the              shares of restricted common stock that we intend to grant to certain of our executive officers and employees on the date of this prospectus, but does not include:

➢	shares of common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plans, with a weighted average exercise price of $ per share;

➢	shares of common stock issuable upon the exercise of options that we intend to grant on the date of this prospectus to our independent directors, with a per share exercise price equal to the public offering price and assuming a public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus; and

➢	shares reserved and available for future grant or issuance under our 2004 Omnibus Stock Plan.

Unless otherwise indicated, all information in this prospectus assumes:

➢	the issuance of the shares of restricted common stock that we intend to grant to certain of our executive officers and employees on the date of this prospectus;

➢	the grant of the options exerciseable for shares of our common stock that we intend to grant to our independent directors on the date of this prospectus;

➢	a for stock split of our outstanding shares of Class A common stock and Class B common stock, which will be effected prior to the consummation of this offering;

➢	the conversion of each outstanding share of our Class A common stock into a share of our common stock and of each outstanding share of our Class B common stock into a share of our common stock, which will occur immediately prior to the consummation of this offering pursuant to the terms of our certificate of incorporation; and

➢	the underwriters do not exercise their over-allotment option, which entitles them to purchase up to additional shares of our common stock from the selling stockholder.

Summary consolidated financial and other operating data

We have derived the following summary consolidated financial data for the period from March 19, 2002 (inception) to December 31, 2002 and for the year ended December 31, 2003 from our audited consolidated financial statements, except for the pro forma data. We have derived the following summary consolidated financial data for the three months ended March 31, 2003 and 2004 and as of March 31, 2004 from our unaudited interim consolidated financial statements, except for the pro forma data. In the opinion of management, this information contains all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations and financial position for such periods. The summary information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Selected consolidated financial and other operating data,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

The pro forma balance sheet data gives effect to the following transactions as if each had occurred on March 31, 2004:

➢	the payment of a special dividend on each outstanding share of our common stock and 8% preferred stock on an as converted basis in an aggregate amount of $1.25 million, or $ per share of common stock and $ per share of 8% preferred stock, which was declared on May 12, 2004 and will be paid prior to the consummation of this offering; and

➢	the issuance of shares of restricted common stock to certain of our executive officers and employees on the date of this prospectus.

The pro forma as adjusted balance sheet data gives effect to the foregoing transactions as well as the following transactions as if each had occurred on March 31, 2004:

➢	the sale by us of shares of our common stock in this offering at an assumed public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us;

➢	the use of approximately $ million of our estimated net proceeds to redeem our outstanding 8% preferred stock; and

➢	the use of approximately $ million of our estimated net proceeds to repay our outstanding 8% promissory notes.

For further information regarding the redemption of our 8% preferred stock and the repayment of our 8% promissory notes, see the section of this prospectus entitled “Use of proceeds.”

	March 19, 2002 (inception) to December 31, 2002	Year ended December 31, 2003		Three months ended March 31,
Consolidated statements of operations data:				2003	2004
				(unaudited)
	(in thousands, except per share and other operating data)
Revenues and reimbursable expenses:
Revenues	$35,101		$101,486	$23,212		$40,101
Reimbursable expenses	2,921		8,808	2,069		3,443

Total revenues and reimbursable expenses	38,022		110,294	25,281		43,544
Direct costs and reimbursable expenses:
Direct costs	26,055		69,401	13,581		24,868
Reimbursable expenses	2,921		8,929	2,069		3,523

Total direct costs and reimbursable expenses	28,976		78,330	15,650		28,391

Gross profit	9,046		31,964	9,631		15,153
Operating expenses:
Selling, general and administrative expenses Depreciation and amortization expense	8,813 3,048		25,185 5,328	4,826 1,290		8,158 603
Other operating expenses(1)	3,715		1,668	—		2,139

Total operating expenses	15,576		32,181	6,116		10,900

Operating (loss) income	(6,530)		(217)	3,515		4,253
Other expense:
Interest expense	332		856	198		245
Other	1		112	1		—

Total other expense	333		968	199		245

(Loss) income before (benefit) provision for income taxes	(6,863)		(1,185)	3,316		4,008
(Benefit) provision for income taxes	(2,697)		(122)	1,375		1,661

Net (loss) income	(4,166)		(1,063)	1,941		2,347
Accrued dividends on 8% preferred stock	646		1,066	253		273

Net (loss) income attributable to common stockholders	$(4,812)		$(2,129)	$1,688		$2,074

Net (loss) income attributable to common stockholders per share:
Basic	$(0.18)		$(0.08)	$0.01		$0.05
Diluted	$(0.18)		$(0.08)	$0.01		$0.05
Weighted average shares used in calculating net (loss) income attributable to common stockholders per share:
Basic	27,147		27,303	27,147		27,540
Diluted	27,147		27,303	27,147		29,319
Unaudited pro forma net (loss) income attributable to common stockholders(2)			$(580)			$2,464

Unaudited pro forma net (loss) income attributable to common stockholders per share(2):
Basic		$			$
Diluted		$			$
Unaudited pro forma weighted average shares outstanding used in calculating net (loss) income attributable to common stockholders per share(3):
Basic
Diluted

Other operating data (unaudited):
Number of consultants (at end of period)(4)	262	477	294	483
Utilization rate(5)	57.3%	66.1%	75.8%	73.4%
Average billing rate per hour(6)	$206	$217	$228	$229

	As of March 31, 2004
Consolidated balance sheet data:	Actual	Pro forma	Pro forma as adjusted
	(unaudited)
	(in thousands)
Cash and cash equivalents	$70
Working capital	13,073
Total assets	42,542
Long-term debt (consisting of 8% promissory notes)	10,076
Total 8% preferred stock	14,485
Total stockholders’ (deficit) equity	(4,536)

(1)	Other operating expenses consist of management and advisory fees paid to related parties and organizational costs totaling $3,715 for the period from March 19, 2002 (inception) to December 31, 2002, a loss on lease abandonment of $1,668 for the year ended December 31, 2003 and a restructuring charge of $2,139 for the three months ended March 31, 2004.
(2)	The total pro forma adjustments to net (loss) income attributable to common stockholders are approximately $1,549 and $390 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. The adjustments consist of an adjustment of approximately $1,066 and $273 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, to eliminate the accrued preferred stock dividends associated with our outstanding 8% preferred stock and an adjustment of approximately $483 and $117 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, to eliminate the interest expense, net of tax expense, related to our outstanding 8% promissory notes. We will redeem the 8% preferred stock and repay the 8% promissory notes with a portion of the net proceeds from this offering as discussed in the section of this prospectus entitled “Use of proceeds.”
(3)	The pro forma weighted average shares outstanding represents (1) an increase of and weighted average shares as of December 31, 2003 and March 31, 2004, respectively, related to the issuance of shares that would have been issued by us in this offering, based on an assumed public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus, less estimated underwriting discounts and commissions and offering expenses payable by us, in order to pay the $1.25 million special dividend, redeem our outstanding 8% preferred stock (including the liquidation participation amount), and repay our outstanding 8% promissory notes and (2) an increase of weighted average shares as of March 31, 2004 in order to repay the borrowings under our credit agreement at March 31, 2004, as if these transactions occurred at the beginning of each period. See “Use of Proceeds.” The pro forma weighted average shares outstanding also includes the issuance of shares of restricted common stock as of December 31, 2003 and March 31, 2004 as if this issuance also occurred at the beginning of each period. We intend to issue these shares of restricted common stock to certain of our executive officers and employees on the date of this prospectus.
(4)	Consultants consist of our billable professionals.
(5)	We calculate the utilization rate for our consultants by dividing the number of hours all of our consultants worked on client assignments during a period by the total available working hours for all of our consultants during the same period, assuming a forty-hour work week, less paid holidays and vacation days.
(6)	Average billing rate per hour is calculated by dividing revenues for a period by the number of hours worked on client assignments during the same period.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks below before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Our inability to retain our senior management team and other managing directors would be detrimental to the success of our business.

We rely heavily on our senior management team, including Gary Holdren, our Chief Executive Officer, and George Massaro, our Chief Operating Officer, and other managing directors, and our ability to retain them is particularly important to our future success. Given the highly specialized nature of our services, these people must have a thorough understanding of our service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals. In addition, we rely on our senior management team and other managing directors to generate and market our business. Further, in light of our limited operating history, our senior management’s and other managing directors’ personal reputations and relationships with our clients are a critical element in obtaining and maintaining client engagements. Although we enter into non-solicitation agreements with our senior management team and other managing directors, we do not enter into non-competition agreements. Accordingly, members of our senior management team and our other managing directors are not contractually prohibited from leaving or joining one of our competitors, and some of our clients could choose to use the services of that competitor instead of our services. If one or more members of our senior management team or our other managing directors leave and we cannot replace them with a suitable candidate quickly, we could experience difficulty in securing and successfully completing engagements and managing our business properly, which could harm our business prospects and results of operations.

Our senior management team and our other managing directors will receive substantial financial benefits as a result of this offering, which may reduce the financial incentive for them to stay with us.

Our senior management team and our other managing directors hold stock options that have partially vested, and these options will fully vest over the next four years, including, in some cases, upon consummation of this offering. These options have exercise prices ranging from $     to $     per share. An individual may be more likely to leave us after their options fully vest, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. While we intend to grant additional stock-based awards to our senior management team and other managing directors to provide additional incentives to remain employed by us, the number of options that they have already been granted are likely much larger than any follow-on grants that we may make. In addition, Mr. Holdren, our Chief Executive Officer, holds      shares of restricted common stock that he purchased for $     per share that will fully vest upon consummation of this offering. On the date of this prospectus, we intend to grant      shares of restricted common stock to certain of our executive officers and employees. The restricted shares will vest over a four year period, with 25% vesting on each anniversary of the grant date during that period. We also intend to grant to each of our independent directors options exercisable for      shares of our common stock, assuming a public offering price of $     per share, the mid-point of the range shown on the cover of this prospectus. These options will have a per share exercise price equal to the public offering price. One-third of these options will vest on the grant date and one-third will vest on each of the next two annual meetings.

Risk factors

In addition, some of our executive officers and other managing directors, each of our board members and a director nominee are members of HCG Holdings LLC and collectively hold 5.9% of the common interests and 6.5% of the preferred interests in HCG Holdings LLC. These individuals will also realize a financial benefit if HCG Holdings LLC makes a distribution to its members of the proceeds it receives from (1) the special dividend that will be paid prior to the consummation of this offering, (2) the sale of the shares being offered by it in this offering, (3) the redemption of the 8% preferred stock and (4) the repayment of the 8% promissory notes held by HCG Holdings LLC. If any of the above-described individuals realize substantial financial benefits as a result of their securities ownership in us or HCG Holdings LLC, their financial incentive to stay with us may be reduced.

Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

Our business involves the delivery of professional services and is highly labor-intensive. Our success depends largely on our general ability to attract, develop, motivate and retain highly skilled consultants. The loss of a significant number of our consultants or the inability to attract, hire, develop, train and retain additional skilled personnel could have a serious negative effect on us, including our ability to manage, staff and successfully complete our existing engagements and obtain new engagements. Qualified consultants are in great demand, and we face significant competition for both senior and junior consultants with the requisite credentials and experience. Our principal competition for talent comes from other consulting firms, accounting firms and technical and economic advisory firms, as well as from organizations seeking to staff their internal professional positions. Many of these competitors may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices, career paths or geographic locations than we do. Therefore, we may not be successful in attracting and retaining the skilled consultants we require to conduct and expand our operations successfully. Increasing competition for these consultants may also significantly increase our labor costs, which could negatively affect our margins and results of operations.

We have experienced net losses for most of our history, and our limited operating history makes evaluating our business difficult.

We have been operating since May 2002. For the period from March 19, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003, we experienced net losses of $4.2 million and $1.1 million, respectively. Although we generated net income of $2.3 million for the three months ended March 31, 2004, we may not sustain profitability in the future. For example, we generated net income of $1.9 million for the three months ended March 31, 2003, but experienced a net loss for the year ended December 31, 2003. Our net losses, among other things, have had, and should net losses occur in the future, will have, an adverse effect on our stockholders’ equity and working capital. As of March 31, 2004, we had a total stockholders’ deficit of $4.5 million. To sustain profitability, we must:

➢	attract, integrate, retain and motivate highly qualified consultants;

➢	maintain and enhance our brand recognition;

➢	expand our existing relationships with our clients and identify new clients in need of our services; and

➢	adapt to meet changes in our markets and competitive developments.

We may not be successful in accomplishing these objectives. Further, our limited operating history makes it difficult to evaluate our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in highly competitive industries. The historical information in this

Risk factors

prospectus may not be indicative of our future financial condition and future performance. For example, we expect that our future annual growth rate in revenues will moderate and likely be less than the growth rates experienced in 2003 and the first quarter of 2004.

If we are unable to manage the growth of our business successfully, we may not be able to sustain profitability.

We have grown significantly since we commenced operations, more than doubling the number of our consultants from 213 on May 31, 2002 to 483 as of March 31, 2004. As we continue to increase the number of our consultants, we may not be able to successfully manage a significantly larger workforce. Additionally, our significant growth has placed demands on our management and our internal systems, procedures and controls and will continue to do so in the future. To successfully manage growth, we must add administrative staff and periodically update and strengthen our operating, financial, accounting and other systems, procedures and controls, which will increase our costs and may adversely affect our gross profits and our ability to sustain profitability if we do not generate increased revenues to offset the costs. This need to augment our support infrastructure due to growth is compounded by our decision to become a public reporting company and the increased expense that will arise in complying with existing and new regulatory requirements. As a public company, our information and control systems must enable us to prepare accurate and timely financial information and other required disclosure. If we discover deficiencies in our existing information and control systems that impede our ability to satisfy our reporting requirements, we must successfully implement improvements to those systems in an efficient and timely manner.

Our financial results could suffer if we are unable to achieve or maintain adequate utilization and suitable billing rates for our consultants.

Our profitability depends to a large extent on the utilization and billing rates of our consultants. Utilization of our consultants is affected by a number of factors, including:

➢	the number and size of client engagements;

➢	the timing of the commencement, completion and termination of engagements, which in many cases is unpredictable;

➢	our ability to transition our consultants efficiently from completed engagements to new engagements;

➢	the hiring of additional consultants because there is generally a transition period for new consultants that results in a temporary drop in our utilization rate;

➢	unanticipated changes in the scope of client engagements;

➢	our ability to forecast demand for our services and thereby maintain an appropriate level of consultants; and

➢	conditions affecting the industries in which we practice as well as general economic conditions.

The billing rates of our consultants that we are able to charge are also affected by a number of factors, including:

➢	our clients’ perception of our ability to add value through our services;

➢	the market demand for the services we provide;

➢	introduction of new services by us or our competitors;

➢	our competition and the pricing policies of our competitors; and

➢	general economic conditions.

Risk factors

If we are unable to achieve and maintain adequate utilization as well as maintain or increase the billing rates for our consultants, our financial results could materially suffer.

A significant portion of our revenues are derived from a limited number of clients, and our engagement agreements, including those related to our largest clients, can be terminated by our clients with little or no notice and without penalty, which may cause our operating results to be unpredictable.

As a consulting firm, we have derived, and expect to continue to derive, a significant portion of our revenues from a limited number of clients. Our ten largest clients accounted for 36.3% of our revenues in the partial year ended December 31, 2002, 32.1% of our revenues in the year ended December 31, 2003 and 30.9% of our revenues in the three months ended March 31, 2004. Our clients typically retain us on an engagement-by-engagement basis, rather than under fixed-term contracts, and the volume of work performed for any particular client is likely to vary from year to year, and a major client in one fiscal period may not require or decide to use our services in any subsequent fiscal period. Accordingly, the failure to obtain new large engagements or multiple engagements from existing or new clients could have a material adverse effect on the amount of revenues we generate.

In addition, almost all of our engagement agreements can be terminated by our clients with little or no notice and without penalty. For example, in engagements related to litigation, if the litigation were to be settled, our engagement for those services would no longer be necessary and therefore would be terminated. In client engagements that involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of an engagement or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our services or the progress of the engagement. When engagements are terminated, we lose the associated future revenues, and we may not be able to recover associated costs or redeploy the affected employees in a timely manner to minimize the negative impact. In addition, our clients’ ability to terminate engagements with little or no notice and without penalty makes it difficult to predict our operating results in any particular fiscal period.

Our ability to maintain and attract new business depends upon our reputation, the professional reputation of our consultants and the quality of our services.

As a professional services firm, our ability to secure new engagements depends heavily upon our reputation and the individual reputations of our consultants. Any factor that diminishes our reputation or that of our consultants, including not meeting client expectations or misconduct by our consultants, could make it substantially more difficult for us to attract new engagements and clients. Similarly, because we obtain many of our new engagements from former or current clients or from referrals by those clients or by law firms that we have worked with in the past, any client that questions the quality of our work or that of our consultants could impair our ability to secure additional new engagements and clients.

The consulting services industry is highly competitive, and we may not be able to compete effectively.

The consulting services industry in which we operate includes a large number of participants and is intensely competitive. We face competition from other business operations and financial consulting firms, general management consulting firms, the consulting practices of major accounting firms, technical and economic advisory firms, regional and specialty consulting firms and the internal professional resources of organizations. In addition, because there are relatively low barriers to entry, we expect to continue to face additional competition from new entrants into the business operations and financial consulting industries. We have six core offices and two smaller offices in the United States and do not have any international offices. Many of our competitors have a greater national presence and are also international

Risk factors

in scope, as well as have significantly greater personnel, financial, technical and marketing resources. In addition, these competitors may generate greater revenues and have greater name recognition than we do. Our ability to compete also depends in part on the ability of our competitors to hire, retain and motivate skilled consultants, the price at which others offer comparable services and our competitors’ responsiveness to their clients. If we are unable to compete successfully with our existing competitors or with any new competitors, our financial results will be adversely affected.

Additional hiring and any acquisitions could disrupt our operations, increase our costs or otherwise harm our business.

Our business strategy is dependent in part upon our ability to grow by hiring individuals or groups of consultants and by potentially acquiring complementary businesses. However, we may be unable to identify, hire, acquire or successfully integrate new consultants and complementary businesses without substantial expense, delay or other operational or financial problems. Competition for future hiring and acquisition opportunities in our markets could increase the compensation we offer to potential consultants or the price we pay for businesses we wish to acquire. In addition, we may be unable to achieve the financial, operational and other benefits we anticipate from any hiring or acquisition. Hiring additional consultants or acquiring complementary businesses could also involve a number of additional risks, including:

➢	the diversion of management’s time, attention and resources from managing and marketing our company;

➢	the failure to retain key acquired personnel;

➢	potential impairment of existing relationships with our clients, such as client satisfaction or performance problems, whether as a result of integration or management difficulties or otherwise;

➢	the creation of conflicts of interest that require us to decline or resign from engagements that we otherwise could have accepted;

➢	the potential need to raise significant amounts of capital to finance a transaction or the potential issuance of equity securities that could be dilutive to our existing stockholders;

➢	increased costs to improve, coordinate or integrate managerial, operational, financial and administrative systems; and

➢	difficulties in integrating diverse backgrounds and experiences of consultants, including if we experience a transition period for newly hired consultants that results in a temporary drop in our utilization rates or margins.

If we fail to successfully address these risks, our ability to compete may be impaired.

If the number of large bankruptcies or other factors affecting demand for our corporate advisory services declines, our revenues and profitability could suffer.

Our corporate advisory services practice provides various turnaround, restructuring and bankruptcy services to companies in financial distress or their creditors or other stakeholders. This practice accounted for 30.7% and 27.1% of our revenues for the year ended December 31, 2003 and three months ended March 31, 2004, respectively. We are typically engaged in connection with a bankruptcy case when the bankruptcy is of the size and complexity that generally requires the debtor or other constituents to retain the services of financial advisors. A number of other factors also affect demand for this practice. These factors include:

➢	over-expansion by various businesses;

➢	management’s inability to address critical operational and financial issues;

Risk factors

➢	the level of lending activity and over-leveraging of companies; and

➢	challenging general economic conditions in the United States, which have benefited our corporate advisory services practice since we commenced operations.

If demand for our corporate advisory services decreases, the revenues from our turnaround, restructuring and bankruptcy services could decline, which could harm our ability to sustain profitability.

The profitability of our fixed-fee engagements with clients may not meet our expectations if we underestimate the cost of these engagements.

Fixed-fee engagements generated approximately 11.9% and 15.6% of our revenues for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. When making proposals for fixed-fee engagements, we estimate the costs and timing for completing the engagements. These estimates reflect our best judgment regarding the efficiencies of our methodologies and consultants as we plan to deploy them on engagements. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-fee engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

Revenues from our performance-based engagements are difficult to predict, and the timing and extent of recovery of our costs is uncertain.

From time to time, primarily in our corporate advisory services and strategic sourcing practices, we enter into engagement agreements under which our fees include a significant performance-based component. Performance-based fees are contingent on the achievement of specific measures, such as our clients meeting cost-saving or other contractually defined goals. The achievement of these contractually-defined goals is often impacted by factors outside of our control, such as the actions of our client or third parties. Because performance-based fees are contingent, revenues on such engagements, which are recognized when all revenue recognition criteria are met, are not certain and the timing of receipt is difficult to predict and may not occur evenly throughout the year. While performance-based fees comprised 3.3% and 5.6% of our revenues for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, we intend to continue to enter into performance-based fee arrangements and these engagements may impact our revenues to a greater extent in the future. Should performance-based fee arrangements represent a greater percentage of our business in the future, we may experience increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results, which could affect the price of our common stock. In addition, an increase in the proportion of performance-based fee arrangements may offset the positive effect on our operating results from increases in our utilization rate or average billing rate per hour.

Conflicts of interest could preclude us from accepting engagements thereby causing decreased utilization and revenues.

We provide services in connection with bankruptcy proceedings and litigation proceedings that usually involve sensitive client information and frequently are adversarial. In connection with bankruptcy proceedings, we are required by law to be “disinterested” and in litigation we would generally be prohibited from performing services in the same litigation for the party adverse to our client. In addition, our engagement agreement with a client or other business reasons may preclude us from accepting engagements with our clients’ competitors or adversaries. As we increase the size of our operations, the number of conflict situations can be expected to increase. Moreover, in many industries in which we provide services, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of companies that may seek our services and increase the chances that we will be unable to accept new engagements as a result of conflicts of interest.

Risk factors

If we are unable to accept new engagements for any reason, our consultants may become underutilized, which would adversely affect our revenues and results of operations in future periods.

Expanding our service offerings or number of offices may not be profitable.

We may choose to develop new service offerings or open new offices because of market opportunities or client demands. Developing new service offerings involves inherent risks, including:

➢	our inability to estimate demand for the new service offerings;

➢	competition from more established market participants;

➢	a lack of market understanding; and

➢	unanticipated expenses to recruit and hire qualified consultants and to market our new service offerings.

In addition, expanding into new geographic areas and/or expanding current service offerings is challenging and may require integrating new employees into our culture as well as assessing the demand in the applicable market. For example, in August 2003, we established a small office in Palo Alto, California to service the Silcon Valley marketplace and, in September 2003, we established a small office in Miami, Florida to deepen our corporate finance capabilities. These offices did not meet our expectations and, therefore, we subsequently closed those offices and incurred a restructuring charge of $2.1 million in the three months ended March 31, 2004. If we cannot manage the risks associated with new service offerings or new locations effectively, we are unlikely to be successful in these efforts, which could harm our ability to sustain profitability and our business prospects.

Our engagements could result in professional liability, which could be very costly and hurt our reputation.

Our engagements typically involve complex analyses and the exercise of professional judgment. As a result, we are subject to the risk of professional liability. If a client questions the quality of our work, the client could threaten or bring a lawsuit to recover damages or contest its obligation to pay our fees. Litigation alleging that we performed negligently or breached any other obligations to a client could expose us to significant legal liabilities and, regardless of outcome, is often very costly, could distract our management and could damage our reputation. We are not always able to include provisions in our engagement agreements that are designed to limit our exposure to legal claims relating to our services. Even if these limiting provisions are included in an engagement agreement, they may not protect us or may not be enforceable under some circumstances. In addition, we carry professional liability insurance to cover many of these types of claims, but the policy limits and the breadth of coverage may be inadequate to cover any particular claim or all claims plus the cost of legal defense. For example, we provide services on engagements in which the impact on a client may substantially exceed the limits of our errors and omissions insurance coverage. If we are found to have professional liability with respect to work performed on such an engagement, we may not have sufficient insurance to cover the entire liability.

Our intellectual property rights in our “Huron Consulting Group” name are important, and any inability to use that name could negatively impact our ability to build brand identity.

We believe that establishing, maintaining and enhancing the “Huron Consulting Group” name is important to our business. We are, however, aware of a number of other companies that use names containing “Huron.” There could be potential trade name or service mark infringement claims brought against us by the users of these similar names and marks and those users may have trade name or service

Risk factors

mark rights that are senior to ours. If another company were to successfully challenge our right to use our name, or if we were unable to prevent a competitor from using a name that is similar to our name, our ability to build brand identity could be negatively impacted.

We or some of our consultants could be named in lawsuits because we were founded by former Arthur Andersen LLP partners and professionals and contracted with Arthur Andersen for releases from non-competition agreements.

We were founded by a core group of consultants that consisted primarily of former Arthur Andersen LLP partners and professionals, and we entered into a contract with Arthur Andersen to release these partners and professionals from non-competition agreements with Arthur Andersen. These circumstances might lead creditors of Arthur Andersen and other parties to bring claims against us or some of our managing directors or other consultants seeking recoveries for liabilities of Arthur Andersen and we may not be able to successfully avoid liability for such claims. In addition, litigation of this nature or otherwise could divert the time and attention of our managing directors and consultants, and we could incur substantial defense costs.

As a holding company, we are totally dependent on distributions from our operating subsidiary to pay dividends or other obligations and there may also be other restrictions on our ability to pay dividends in the future.

We are a holding company with no business operations. Our only significant asset is the outstanding equity interest of our wholly-owned operating subsidiary. As a result, we must rely on payments from our subsidiary to meet our obligations. We currently expect that the earnings and cash flow of our subsidiary will primarily be retained and used by it in its operations, including servicing any debt obligations it may have now or in the future. Accordingly, although we do not anticipate paying any dividends in the foreseeable future other than the special dividend of $1.25 million that we declared on

May 12, 2004 and intend to pay prior to the consummation of this offering, our subsidiary may not be able to generate sufficient cash flow to distribute funds to us in order to allow us to pay future dividends on, or make any distribution with respect to, our common stock. Our future credit facilities, other future debt obligations and statutory provisions may also limit our ability to pay dividends or make any distribution in respect of our common stock.

RISKS ASSOCIATED WITH PURCHASING OUR COMMON STOCK IN THIS OFFERING

As a new investor, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will experience an immediate and substantial dilution of $             in pro forma net tangible book value per share of your investment as described in the section of this prospectus entitled “Dilution.” This means that the price you pay for the shares you acquire in this offering will be significantly higher than their net tangible book value per share. If we issue additional shares of common stock in the future, you may experience further dilution in the net tangible book value of your shares. Likewise, you will incur additional dilution if the holders of outstanding options to purchase shares of our common stock at prices below our net tangible book value per share exercise their options after this offering. As of March 31, 2004, there were              shares of common stock issuable upon the exercise of outstanding stock options, with a weighted average exercise price of $             per share.

Sales of a substantial number of shares of our common stock following this offering may adversely affect the market price of our common stock, and the issuance of additional shares will dilute all other stockholdings.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our common stock to

Risk factors

decline or limit our future ability to raise capital through an offering of equity securities. After completion of this offering, there will be              shares of our common stock outstanding. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our “affiliates” within the meaning of Rule 144 under the Securities Act.              of the remaining shares of outstanding common stock, representing approximately         % of the outstanding common stock upon completion of this offering, will be “restricted securities” under the Securities Act, subject to restrictions on the timing, manner and volume of sales of those shares. Upon consummation of this offering, HCG Holdings LLC and Gary E. Holdren will be entitled to certain registration rights with respect to              restricted securities. In addition, our certificate of incorporation permits the issuance of up to              shares of common stock. After this offering, we estimate that we will have an aggregate of approximately              shares of our common stock authorized but unissued. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who purchase our shares in this offering.

The company, each member of our board of directors, each of our director nominees, each of our executive officers and managing directors and the selling stockholder have agreed for a period of at least 180 days after the date of this prospectus, to not, without the prior written consent of UBS Securities LLC and Deutsche Bank Securities Inc., directly or indirectly, offer to sell, sell, pledge or otherwise dispose of any shares of our common stock, subject to certain permitted exceptions. Following the expiration of the lock-up period,              shares of common stock subject to these agreements will be available for sale in the public market, subject to the vesting of the restricted common stock and the restrictions on sales of “restricted securities” under the Securities Act.

Following the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 under the Securities Act covering              shares reserved for issuance under our equity incentive compensation plans. Accordingly, subject to applicable vesting requirements and exercise with respect to options, the provisions of Rule 144 with respect to affiliates and, if applicable, expiration of the 180-day lock-up agreements, shares registered under that registration statement will be available for sale in the open market. As soon as practicable following the filing of the Form S-8 registration statement, we intend to grant                      shares of restricted common stock to certain of our executive officers and employees.

For a more detailed description of additional shares that may be sold in the future, see the sections of this prospectus captioned “Shares eligible for future sale” and “Underwriting.”

Because HCG Holdings LLC will have the ability to continue to control us after this offering, the influence of our public stockholders over significant corporate actions will be limited.

After the completion of this offering, HCG Holdings LLC will control approximately         % of our outstanding common stock, or approximately         % if the underwriters exercise their over-allotment option in full. As a result, after this offering, HCG Holdings LLC will continue to have the power to control all matters submitted to our stockholders, including the election of our directors and amendments to our certificate of incorporation, and will have the ability to approve or prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that any such transactions are in their own best interests. So long as HCG Holdings LLC continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions.

Risk factors

Conflicts of interests between HCG Holdings LLC and us or you could arise in the future.

Conflicts of interests between HCG Holdings LLC and us or you could arise in the future, and these conflicts may not be resolved in our or your favor. For instance, Lake Capital Partners LP and its affiliates, which control HCG Holdings LLC, are in the business of making investments in companies and have, and may from time to time acquire and hold, interests in businesses that compete directly or indirectly with us. These entities may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, HCG Holdings LLC, through its significant ownership interest in us, may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to, or otherwise adversely affect, us or you.

In addition, after this offering, some of our executive officers and managing directors and a number of our board members will continue to be members of and hold equity interests in HCG Holdings LLC. These relationships with HCG Holdings LLC could create, or appear to create, potential conflicts of interests when these individuals are faced with decisions that could have different implications for our company and HCG Holdings LLC.

Our common stock does not have a trading history, and you may not be able to trade our common stock if an active trading market does not develop.

Prior to this offering, there has been no public market for our common stock. We have applied for quotation of our common stock on the NASDAQ National Market under the symbol “HURN.” Although the underwriters have informed us that they intend to make a market in our common stock, they are not obligated to do so, and any market-making may be discontinued at any time without notice. Therefore, an active trading market for our common stock may not develop or, if it does develop, may not continue. As a result, the market price of our common stock, as well as your ability to sell our common stock, could be adversely affected.

The value of your investment may be subject to sudden decreases due to the potential volatility of the price of our common stock.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including the factors discussed in other risk factors, which could also cause variations in our quarterly results of operations, and the following factors:

➢	press releases or publicity relating to us or our competitors or relating to trends in the industry;

➢	changes in the legal or regulatory environment affecting businesses to which we provide services;

➢	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

➢	the operating and stock performance of other companies that investors may deem comparable;

➢	inability to meet quarterly or annual estimates or targets of our performance; and

➢	general domestic or international economic, market and political conditions.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the initial public offering price. In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies.

In the past, some stockholders have brought securities class action lawsuits against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar

Risk factors

litigation. Securities litigation, regardless of whether we are ultimately successful, could result in substantial costs and divert management’s attention and resources.

Provisions of our certificate of incorporation, our bylaws and Delaware law could delay or prevent a takeover of us by a third party.

Our certificate of incorporation and bylaws and Delaware law could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the price of our common stock. For example, our charter and bylaws will:

➢	permit our board of directors to issue one or more series of preferred stock with rights and preferences designated by our board;

➢	stagger the terms of our board of directors into three classes;

➢	limit the ability of stockholders to remove directors;

➢	prohibit stockholders from filling vacancies on our board of directors;

➢	prohibit stockholders from calling special meetings of stockholders and from taking action by written consent;

➢	impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings;

➢	require the approval of not less than two-thirds of the voting power of all of the shares of our capital stock entitled to vote, voting together as a single class, to amend any provision of our charter described in the second through sixth bullet points above; and

➢	grant our board of directors the authority to amend and repeal our bylaws without a stockholder vote and require the approval of at least two-thirds of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, for stockholders to amend or repeal our bylaws.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board. See “Description of capital stock” for additional information on the anti-takeover measures applicable to us.

We do not anticipate paying any dividends following the consummation of this offering.

Following the consummation of this offering, we currently expect that we will retain our future earnings, if any, for use in the operation and expansion of our business, and we do not anticipate paying any cash dividends. As a result, our stock may be less attractive to investors who seek dividend payments.

Special note regarding forward-looking statements

Some of the statements under “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements that reflect our current expectation about our future results, levels of activity, performance or achievements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties and other factors, including, among others, those described under “Risk factors” and elsewhere in this prospectus, that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Therefore, you should not place undue reliance on our forward-looking statements. Except to the extent required by applicable securities laws, we are under no duty and do not intend to update any of the forward-looking statements after the date of this prospectus.

Use of proceeds

We estimate that the net proceeds that we will receive from our sale of              shares of common stock in this offering will be $             million, assuming a public offering price of $             per share, the mid-point of the range shown on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholder.

Upon the consummation of this offering, we will use approximately $             million of our net proceeds from this offering to exercise our option to redeem our outstanding 8% preferred stock. The redemption amount of the 8% preferred stock is equal to the original issuance price of $1,000 per share plus cumulative dividends that will have accrued on a daily basis from the date of investment through the date of this prospectus at a rate of 8% per annum, compounded annually, together with a liquidation participation amount. The liquidation participation amount is calculated as if we were liquidated on the date of this prospectus and the excess of our assets over our liabilities (with the liabilities including, for purposes of this calculation, the aggregate stated value of all outstanding shares of preferred stock and all accrued and unpaid interest) were distributed on a share for share basis among the holders of preferred stock and common stock.

We will also use approximately $             million of our net proceeds to repay our outstanding 8% promissory notes, including accrued and unpaid interest, and repay any borrowings outstanding under our credit agreement at the time of the consummation of this offering. The 8% promissory notes were issued at various times in 2002 and mature five years and six months from the date of issuance, subject to mandatory prepayment upon the occurrence of specified events, including the consummation of this offering. Interest on the promissory notes, which is payable annually, accrues at a rate of 8% per year. Borrowings under the credit agreement, which totaled $1.5 million as of March 31, 2004, bear interest at either the prime rate or LIBOR plus 2.75% and are secured by substantially all of our assets. Borrowings under the credit agreement are payable at the expiration of the agreement in February 2005, subject to our compliance with a covenant that requires that we have an uninterrupted 30-day period each year with no loans outstanding.

HCG Holdings LLC, the selling stockholder, currently owns approximately 94% of our common stock and all of our outstanding 8% preferred stock and 8% promissory notes. HCG Holdings LLC is controlled by Lake Capital Partners LP and Lake Capital Management LLC. The remaining equity interests in HCG Holdings LLC are held by certain institutional investors, some of our executive officers and other managing directors, each of our board members, a director nominee and approximately 30 other holders.

We will retain broad discretion in the allocation of the net proceeds of this offering that are not used to redeem the 8% preferred stock, repay our outstanding 8% promissory notes and repay outstanding indebtedness under our credit agreement. We intend to use the balance of our net proceeds for general corporate purposes, including working capital. Should we determine to employ cash resources for the acquisition of complementary businesses or services, the amounts available for general corporate purposes may be significantly reduced. Although we evaluate potential acquisitions in the ordinary course of business, we have no specific understandings, commitments or agreements with respect to any acquisition or investment at this time.

Until we use the net proceeds of this offering for general corporate purposes, we intend to invest the funds in short-term, investment-grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

Dividend policy

On May 12, 2004, we declared a special dividend on each outstanding share of our common stock and 8% preferred stock payable to holders of record on May 25, 2004. The 8% preferred stock will participate on an as converted basis. The aggregate amount of the dividend will be $1.25 million, or $         per share of common stock and $             per share of 8% preferred stock, and will be paid prior to the consummation of this offering. The payment of the special dividend will be funded by our available cash balance or, if necessary, by borrowing availability under our credit agreement. Other than the special dividend, we have not declared or paid any dividends on our common stock since our inception and do not intend to pay any dividends on our common stock in the foreseeable future. We currently expect that we will retain our future earnings, if any, for use in the operation and expansion of our business. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant.

Capitalization

The following table sets forth our capitalization as of March 31, 2004:

➢	on an actual basis;

➢	on a pro forma basis to give effect to the following events as if each had occurred on March 31, 2004:

–	the payment of a special dividend on each outstanding share of our common stock and 8% preferred stock on an as converted basis in an aggregate amount of $1.25 million, or $ per share of common stock and $ per share of 8% preferred stock, which was declared on May 12, 2004 and will be paid prior to the consummation of this offering; and

–	the issuance of shares of restricted common stock to certain of our executive officers and employees, which will occur on the date of this prospectus.

➢	on a pro forma as adjusted basis to give effect to the foregoing events and the following events as if each had occurred on March 31, 2004:

–	the conversion of all of our outstanding shares of Class A common stock and Class B common stock into shares of our common stock pursuant to the terms of our certificate of incorporation, which will occur immediately prior to the consummation of this offering;

–	the sale by us of shares of our common stock in this offering at an assumed public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us;

–	the use of approximately $ million of our estimated net proceeds to redeem our outstanding 8% preferred stock; and

–	the use of approximately $ million of our estimated net proceeds to repay our outstanding 8% promissory notes.

For further information regarding the redemption of our 8% preferred stock and the repayment of our outstanding 8% promissory notes, see the section of this prospectus entitled “Use of proceeds.”

Capitalization

The information set forth below should be read in conjunction with “Selected consolidated financial and other operating data,” “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2004
	Actual	Pro forma		Pro forma as adjusted
	(unaudited)
	(in thousands)
Cash and cash equivalents(1)	$70		$—	$

Long-term debt (consisting of 8% promissory notes)	$10,076		$10,076		$—
Total 8% preferred stock	14,485		14,485		—
Stockholders’ (deficit) equity:
Class A common stock, par value $.01 per share; shares authorized; shares issued and outstanding at March 31, 2004, actual and pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	259		259		—
Class B common stock; par value $.01 per share, shares authorized; shares issued and outstanding at March 31, 2004, actual and pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	16		16		—
Common stock, par value $.01 per share; shares authorized; no shares authorized, issued and outstanding at March 31, 2004, actual and pro forma; shares issued and outstanding, pro forma as adjusted	—		—
Restricted common stock	—
Additional paid-in capital	56		—
Retained deficit	(4,867)

Total stockholders’ (deficit) equity	(4,536)

Total capitalization	$20,025	$		$

(1)	As of March 31, 2004, we would have utilized borrowings under the line of credit and the balance of cash and cash equivalents to pay the special dividend.

The outstanding share information as of March 31, 2004 excludes              shares of common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plans, with a weighted average exercise price of $             per share.

Dilution

Purchasers of our common stock in this offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the offering price paid by the purchasers of our common stock exceeds the pro forma as adjusted net tangible book value per share of our common stock after the offering. Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our common stock deemed to be outstanding on the date the book value is determined after giving effect to a              for              stock split of our Class A common stock and Class B common stock, which will occur prior to the consummation of this offering.

At March 31, 2004, we had a net tangible book value of $(4.5) million, or $             per share of common stock. After giving effect to adjustments relating to this offering as if they had occurred on March 31, 2004, our pro forma as adjusted net tangible book value at March 31, 2004 would have been $            , or $             per share of common stock. This represents an immediate increase in net tangible book value to existing stockholders of $             per share and an immediate dilution to new investors of $             per share. The adjustments made to determine pro forma as adjusted net tangible book value per share are:

➢	the payment of a special dividend on each outstanding share of our common stock and 8% preferred stock on an as converted basis in an aggregate amount of $1.25 million, or $ per share of common stock and $ per share of preferred stock, which was declared on May 12, 2004 and will be paid prior to the consummation of this offering;

➢	the issuance of shares of restricted common stock to certain of our executive officers and employees on the date of this prospectus;

➢	the sale by us of shares of our common stock in this offering at an assumed public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us;

➢	the use of approximately $ million of our estimated net proceeds to redeem our outstanding 8% preferred stock; and

➢	the use of approximately $ million of our estimated net proceeds to repay our outstanding 8% promissory notes.

For further information regarding the redemption of our 8% preferred stock and the repayment of our outstanding 8% promissory notes, see the section of this prospectus entitled “Use of proceeds.”

The following table illustrates this per share dilution:

Assumed public offering price per share		$
Pro forma net tangible book value per share at March 31, 2004 before this offering	$
Increase in pro forma net tangible book value per share resulting from this offering	$

Pro forma as adjusted net tangible book value per share at March 31, 2004 after this offering		$

Dilution per share to new investors		$

Dilution

The following table summarizes on a pro forma as adjusted basis, as of March 31, 2004, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing common stock in this offering, assuming a public offering price of $             per share, the mid-point of the range shown on the cover of this prospectus (before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us):

	Shares purchased		Total cash consideration		Average price per share
	Number	%	Amount	%
Existing stockholders		%	$	%	$
New investors		%		%

Total		%	$	%

The discussion and tables above exclude              shares of common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plans as of March 31, 2004, with a weighted average exercise price of $             per share, and             shares available for future issuance under our equity incentive plans as of March 31, 2004. To the extent that any of our outstanding options are exercised there will be further dilution to new investors.

Selected consolidated financial and other operating data

We have derived the following selected consolidated financial data as of the end of and for the period from March 19, 2002 (inception) to December 31, 2002 and as of and for the year ended December 31, 2003 from our audited consolidated financial statements, except for the pro forma data. We have derived the following selected consolidated financial data for the three months ended March 31, 2003 and as of and for the three months ended March 31, 2004 from our unaudited interim consolidated financial statements, except for the pro forma data. In the opinion of management, this information contains all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations and financial position for such periods. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and related notes included elsewhere in this prospectus.

Selected consolidated financial and other operating data

	March 19, 2002 (inception) to December 31, 2002	Year ended December 31, 2003		Three months ended March 31,
Consolidated statements of operations data:				2003	2004
				(unaudited)
	(in thousands, except per share and other operating data)
Revenues and reimbursable expenses:
Revenues	$35,101		$101,486	$23,212		$40,101
Reimbursable expenses	2,921		8,808	2,069		3,443

Total revenues and reimbursable expenses	38,022		110,294	25,281		43,544
Direct costs and reimbursable expenses:
Direct costs	26,055		69,401	13,581		24,868
Reimbursable expenses	2,921		8,929	2,069		3,523

Total direct costs and reimbursable expenses	28,976		78,330	15,650		28,391

Gross profit	9,046		31,964	9,631		15,153
Operating expenses:
Selling, general and administrative expenses Depreciation and amortization expense	8,813 3,048		25,185 5,328	4,826 1,290		8,158 603
Other operating expenses(1)	3,715		1,668	—		2,139

Total operating expenses	15,576		32,181	6,116		10,900

Operating (loss) income	(6,530)		(217)	3,515		4,253
Other expense:
Interest expense	332		856	198		245
Other	1		112	1		—

Total other expense	333		968	199		245

(Loss) income before (benefit) provision for income taxes	(6,863)		(1,185)	3,316		4,008
(Benefit) provision for income taxes	(2,697)		(122)	1,375		1,661

Net (loss) income	(4,166)		(1,063)	1,941		2,347
Accrued dividends on 8% preferred stock	646		1,066	253		273

Net (loss) income attributable to common stockholders	$(4,812)		$(2,129)	$1,688		$2,074

Net (loss) income per share attributable to common stockholders:
Basic	$(0.18)		$(0.08)	$0.01		$0.05
Diluted	$(0.18)		$(0.08)	$0.01		$0.05
Weighted average shares used in calculating net (loss) income attributable to common stockholders per share:
Basic	27,147		27,303	27,147		27,540
Diluted	27,147		27,303	27,147		29,319

Unaudited pro forma net (loss) income attributable to common stockholders(2)			$(580)			$2,464

Unaudited pro forma net (loss) income attributable to common stockholders per share(2):
Basic		$			$
Diluted		$			$
Unaudited pro forma weighted average shares outstanding used in calculating net (loss) income attributable to common stockholders per share(3):
Basic
Diluted

Selected consolidated financial and other operating data

Other operating data (unaudited):
Number of consultants (at end of period)(4)	262	477	294	483
Utilization rate(5)	57.3%	66.1%	75.8%	73.4%
Average billing rate per hour(6)	$206	$217	$228	$229

	As of December 31,		As of March 31, 2004
Consolidated balance sheet data:	2002	2003
			(unaudited)
	(in thousands)
Cash and cash equivalents	$4,449	$4,251	$70
Working capital	9,780	10,159	13,073
Total assets	26,583	39,889	42,542
Long-term debt (consisting of 8% promissory notes)	10,076	10,076	10,076
Total 8% preferred stock	13,146	14,212	14,485
Total stockholders’ deficit	(4,543)	(6,624)	(4,536)

(1)	Other operating expenses consist of management and advisory fees paid to related parties and organizational costs totaling $3,715 for the period from March 19, 2002 (inception) to December 31, 2002, a loss on lease abandonment of $1,668 for the year ended December 31, 2003 and a restructuring charge of $2,139 for the three months ended March 31, 2004.
(2)	The total pro forma adjustments to net (loss) income attributable to common stockholders are approximately $1,549 and $390 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. The adjustments consist of an adjustment of approximately $1,066 and $273 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, to eliminate the accrued preferred stock dividends associated with our outstanding 8% preferred stock and an adjustment of approximately $483 and $117 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, to eliminate the interest expense, net of tax expense, related to the repayment of our outstanding 8% promissory notes. We will redeem the 8% preferred stock and repay the 8% promissory notes with a portion of the net proceeds from this offering as discussed in the section of this prospectus entitled “Use of proceeds.”
(3)	The pro forma weighted average shares outstanding represents (1) an increase of and weighted average shares as of December 31, 2003 and March 31, 2004, respectively, related to the issuance of shares that would have been issued by us in this offering, based on an assumed public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus, less estimated underwriting discounts and commissions and offering expenses payable by us, in order to pay the $1.25 million special dividend, redeem our outstanding 8% preferred stock (including the liquidation participation amount) and repay our outstanding 8% promissory notes and (2) an increase of weighted average shares as of March 31, 2004 in order to repay the borrowings under our credit agreement at March 31, 2004, as if these transactions occurred at the beginning of each period. See “Use of proceeds.” The pro forma weighted average shares outstanding also includes the issuance of shares of restricted common stock as of December 31, 2003 and March 31, 2004, as if this issuance also occurred at the beginning of each period. We intend to issue these shares of restricted common stock to certain of our executive officers and employees on the date of this prospectus.
(4)	Consultants consist of our billable professionals.
(5)	We calculate the utilization rate for our consultants by dividing the number of hours all of our consultants worked on client assignments during a period by the total available working hours for all of our consultants during the same period, assuming a forty-hour work week, less paid holidays and vacation days.
(6)	Average billing rate per hour is calculated by dividing revenues for a period by the number of hours worked on client assignments during the same period.

Management’s discussion and analysis of financial condition and results of operations

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk factors” and elsewhere in this prospectus. You should read the following discussion with “Selected consolidated financial and other operating data” and our financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

We are an independent provider of financial and operational consulting services. We commenced operations in May 2002 with a core group of experienced financial and operational consultants, composed primarily of former Arthur Andersen LLP partners and professionals. We have grown significantly since we commenced operations, more than doubling the number of our consultants from 213 on May 31, 2002 to 483 as of March 31, 2004. In response to strong demand for our services, we began aggressively hiring consultants in the first quarter of 2003 and added over 200 new consultants during 2003. While this aggressive hiring reduced our utilization rate (determined by dividing the number of hours all of our consultants worked on client assignments during a period by the total available working hours for all of our consultants during the same period, assuming a forty-hour work week, less paid holidays and vacation days) as we integrated our new hires, we believe the early results of this growth initiative are evident in our recent financial results. Revenues in 2002 totaled $35.1 million for our first eight months of operations and rose to $101.5 million in 2003, our first full year of operations. Revenues in the three months ended March 31, 2004 totaled $40.1 million, a 72.8% increase from revenues of $23.2 million in the three months ended March 31, 2003.

We provide our services through two segments: Financial Consulting and Operational Consulting. Our Financial Consulting segment provides services that help clients effectively address complex challenges that arise from litigation, disputes, investigations, regulation, financial distress and other sources of significant conflict or change. Our Operational Consulting segment provides services that help clients improve the overall efficiency and effectiveness of their operations, reduce costs, manage regulatory compliance and maximize procurement efficiency.

Revenues

We derive all of our revenues from providing financial and operational consulting services through three principal types of billing arrangements consisting of time-and-expense, fixed-fee and performance-based. We manage our business on the basis of revenues before reimbursable expenses. We believe this is the most accurate reflection of our consulting services because it eliminates the effect of reimbursable expenses that we bill to our clients at cost.

Since our inception, most of our revenues have been generated from time-and-expense engagements. In time-and-expense engagements, fees are based on the hours incurred at agreed upon billing rates. Time-and-expense engagements represented approximately 78.8% of our revenues in the three months ended March 31, 2004.

In fixed-fee engagements, we agree to a pre-established fee in exchange for a pre-determined set of consulting services. We set the fees based on our estimates of the costs and timing for completing the fixed-fee engagements. It is the client’s expectation in these engagements that the pre-established fee will

Management’s discussion and analysis of financial condition and results of operations not be exceeded except in mutually agreed upon circumstances. For the three months ended March 31, 2004, fixed-fee engagements represented approximately 15.6% of our revenues.

Performance-based fee engagements generally tie fees to the attainment of contractually defined objectives. We enter into performance-based engagements in essentially two forms. First, we generally earn fees that are directly related to the savings formally acknowledged by the client as a result of adopting our recommendations for improving cost effectiveness in the procurement area. Second, we have performance-based engagements in which we earn a success fee when and if certain pre-defined outcomes occur. Often this type of success fee supplements time-and-expense or fixed-fee engagements. While performance-based fee revenues represented approximately 5.6% of our revenues in the three months ended March 31, 2004, such revenues in the future may cause significant variations in quarterly revenues and operating results due to the timing of achieving the performance-based criteria.

Our quarterly results are also affected by our utilization rate and the number of business work days in each quarter. Our utilization rate can be negatively affected by increased hiring because there is generally a transition period for new consultants that results in a temporary drop in our utilization rate. Our utilization rate can also be affected by seasonal variations in the demand for our services from our clients. For example, during the third and fourth quarters of the year, vacations taken by our clients can result in the deferral of spending on existing and new engagements, which would negatively affect our utilization rate. The number of business work days are also affected by the number of vacation days taken by our consultants and holidays in each quarter. We typically have 10% to 15% fewer business work days available in the third and fourth quarters of the year, which can impact revenues during those periods. The decline in the number of business work days in the third and fourth quarters of 2002 and 2003 was offset by the hiring of a substantial number of additional consultants during those periods, thereby resulting in an increase in sequential revenues by quarter during both years. We expect to continue to hire a meaningful number of new consultants in the future as demand for our various services continues to grow. The actual number and experience level of consultants to be hired will be in response to future market conditions. Future quarterly revenues will be impacted principally by the number of our available consultants, our utilization rate and the number of business work days in a quarter.

Reimbursable expenses

Reimbursable expenses that are billed to clients, primarily relating to travel and out-of-pocket expenses incurred in connection with engagements, are included in total revenues and reimbursable expenses, and typically an equivalent amount of these expenses are included in total direct costs and reimbursable expenses. The amount of reimbursable expenses included in total revenues and reimbursable expenses may not always correspond with the amount of these expenses included in total direct costs and reimbursable expenses due to the fact that revenues from reimbursable expenses associated with performance-based engagements may be deferred and recognized at a later date when the revenue on these engagements is recognized. This treatment can result in a timing difference between when revenue from reimbursable expenses is recognized and when such expenses are recognized in the statement of operations. Such timing differences are eliminated when the performance-based engagement is completed, as total cumulative revenues from reimbursable expenses will equal the total cumulative reimbursable expenses incurred on the engagement.

Direct costs

Our most significant expenses are costs classified as direct costs. These direct costs primarily include salaries, performance bonuses, payroll taxes and benefits for consultants, as well as fees paid to independent subcontractors that we retain to supplement consulting personnel, typically on an as needed basis for specific client engagements.

Management’s discussion and analysis of financial condition and results of operations

Operating expenses

Our operating expenses include selling, general and administrative expenses, which consist primarily of salaries, performance bonuses, payroll taxes and benefits for non-billable professionals. Also included in this category are other sales and marketing related expenses, rent and other office related expenses, professional fees and depreciation and amortization expense.

Segment results

Segment operating income consists of the revenues generated by a segment, less the direct costs of revenue and selling, general and administrative costs that are incurred directly by the segment. Unallocated corporate costs include costs related to administrative functions that are performed in a centralized manner that are not attributable to a particular segment. These administrative function costs include corporate office support costs, all office facility costs, costs relating to accounting and finance, human resources, legal, marketing, information technology and company-wide business development functions, as well as costs related to overall corporate management.

CRITICAL ACCOUNTING POLICIES

Management’s discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The notes to our consolidated financial statements include disclosure of our significant accounting policies. We annually review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosures provide accurate information relative to the current economic and business environment. The preparation of financial statements in conformity with GAAP requires management to make assessments, estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those policies that we believe present the most complex or subjective measurements and have the most potential to impact our financial position and operating results. While all decisions regarding accounting policies are important, we believe that there are four accounting policies that could be considered critical. These critical policies, which are presented in detail in the notes to our financial statements, relate to revenue recognition, the provision for doubtful accounts and unbilled services, valuation of net deferred tax assets and stock-based compensation.

Revenue recognition

We recognize revenues in accordance with Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB No. 104, “Revenue Recognition.” Revenue is recognized when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed and determinable and collectibility is reasonably assured. Our services are primarily rendered under engagements that require the client to pay on a time-and-expense basis. Fees are based on the hours incurred at agreed-upon rates and recognized as services are provided. Revenues related to fixed-fee engagements are recognized based on estimates of work completed versus the total services to be provided under the engagement. Losses, if any, on fixed-fee engagements are recognized in the period in which the loss first becomes probable and reasonably estimable. To date, such losses have not been significant. Revenues related to performance-based engagements are recognized when all performance-based criteria are met. We also have contracts with clients to deliver multiple services that are covered under both individual and separate engagement letters. These arrangements allow for our services to be valued and accounted for on a separate basis. Reimbursable expenses related to time-and-expense and fixed-fee engagements are recognized as revenue in the period in which the expense is incurred. Reimbursable expenses subject to performance-based criteria are recognized as revenue when all

Management’s discussion and analysis of financial condition and results of operations performance criteria are met. Direct costs incurred on all types of engagements, including performance-based engagements, are recognized in the period in which incurred.

Differences between the timing of billings and the recognition of revenue are recognized as either unbilled services or deferred revenue. Revenues recognized for services performed but not yet billed to clients are recorded as unbilled services. Amounts billed to clients but not yet recognized as revenues are recorded as deferred revenue. Client prepayments and retainers that are unearned are also classified as deferred revenue and recognized over future periods as earned in accordance with the applicable engagement agreement.

Allowance for doubtful accounts and unbilled services

We maintain an allowance for doubtful accounts and for services performed but not yet billed for estimated losses based on several factors, including the historical percentages of fee adjustments and write-offs by practice group, an assessment of a client’s ability to make required payments and the estimated cash realization from amounts due from clients. The allowance is assessed by management on a quarterly basis. If the financial condition of a client deteriorates in the future, impacting the client’s ability to make payments, an increase to our allowance might be required or our allowance may not be sufficient to cover actual write-offs.

The provision for doubtful accounts and unbilled services is recorded as a reduction in revenue to the extent the provision relates to fee adjustments and other discretionary pricing adjustments. To the extent the provision relates to a client’s inability to make required payments, the provision is recorded in operating expenses.

Valuation of net deferred tax assets

We have recorded net deferred tax assets as we expect to realize future tax benefits related to the utilization of these assets. Although we have experienced net losses since our inception in 2002, no valuation allowance has been recorded relating to these deferred tax assets because we believe that it is more likely than not that future taxable income will be sufficient to allow us to utilize these assets. Should we determine in the future that we will not be able to fully utilize all or part of these deferred tax assets, we would need to establish a valuation allowance, which would be recorded as a charge to income in the period the determination was made. While utilization of these deferred tax assets will provide future cash flow benefits, they will not have an effect on future income tax provisions.

Stock-based compensation

The accounting for stock-based compensation is complex, and under certain circumstances, GAAP allows for alternative methods. As permitted, we account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and have elected the disclosure option of Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 requires that companies either recognize compensation expense for grants of stock, stock options and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. Accordingly, we have measured compensation expense for stock options that we have granted to employees as the excess, if any, of the estimated fair value of our common stock, based upon the results of an independent appraiser, at the date of grant over the exercise price. The calculated stock-based compensation is included as a component of stockholders’ equity and is amortized on a straight-line basis by charges to earnings over the vesting period of the applicable options.

Management’s discussion and analysis of financial condition and results of operations

Given the lack of a public market for our common stock, we established an estimated fair value of the common stock as well as the exercise price for the options to purchase this stock. Contemporaneously with each option issuance, we estimated the fair value of our common stock by obtaining valuations from nationally recognized unrelated third-party valuation specialists and evaluating our results of business activities and projections of our future results of operations. Based upon an estimated public offering price of $              , the mid-point of the range shown on the cover of this prospectus, the intrinsic value of the options outstanding at March 31, 2004 was $       million, of which $       million related to the vested options and $       million related to the unvested options.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table sets forth selected segment and consolidated operating results and other operating data for the periods indicated:

	Period from March 19, 2002 (inception) to Dec. 31, 2002	Year ended December 31, 2003	Three months ended March 31,
Segment and consolidated operating results:			2003	2004
			(unaudited)
	(in thousands)
Revenues and reimbursable expenses:
Financial Consulting revenues	$22,400	$69,941	$17,217	$24,718
Operational Consulting revenues	12,701	31,545	5,995	15,383

Total revenues	35,101	101,486	23,212	40,101
Total reimbursable expenses	2,921	8,808	2,069	3,443

Total revenues and reimbursable expenses	$38,022	$110,294	$25,281	$43,544

Operating (loss) income:
Financial Consulting	$3,912	$22,011	$7,592	$8,470
Operational Consulting	3,527	5,383	1,336	5,114

Total segment operating income	7,439	27,394	8,928	13,584

Unallocated corporate costs	7,206	20,615	4,123	6,589
Depreciation and amortization expense	3,048	5,328	1,290	603
Other operating expenses	3,715	1,668	—	2,139

Total operating expenses	13,969	27,611	5,413	9,331

Operating (loss) income	$(6,530)	$(217)	$3,515	$4,253

Other operating data (unaudited):
Number of consultants (at period end)(1):
Financial Consulting	172	290	190	287
Operational Consulting	90	187	104	196

Total	262	477	294	483
Utilization rate(2):
Financial Consulting	55.7%	66.8%	80.8%	72.5%
Operational Consulting	60.5%	65.0%	66.4%	74.8%
Total	57.3%	66.1%	75.8%	73.4%
Average billing rate per hour(3):
Financial Consulting	$212	$233	$237	$240
Operational Consulting	$195	$189	$204	$213
Total	$206	$217	$228	$229

(1)	Consultants consist of our billable professionals.
(2)	We calculate the utilization rate for our consultants by dividing the number of hours all our consultants worked on client assignments during a period by the total available working hours for all of our consultants during the same period, assuming a forty-hour work week, less paid holidays and vacation days.
(3)	Average billing rate per hour is calculated by dividing revenues for a period by the number of hours worked on client assignments during the same period.

Management’s discussion and analysis of financial condition and results of operations

Three months ended March 31, 2004 compared to the three months ended March 31, 2003

Revenues

Revenues increased $16.9 million, or 72.8%, to $40.1 million for the three months ended March 31, 2004 from $23.2 million for the three months ended March 31, 2003. Revenues from time-and-expense engagements increased $11.5 million, or 57.2%, to $31.6 million for the three months ended March 31, 2004 from $20.1 million for the three months ended March 31, 2003. Revenues from fixed-fee engagements increased $3.7 million, or 142.3%, to $6.3 million for the three months ended March 31, 2004 from $2.6 million for the three months ended March 31, 2003. Revenues from performance-based engagements increased $1.7 million, or 340.0%, to $2.2 million for the three months ended March 31, 2004 from $0.5 million for the three months ended March 31, 2003.

The increase in revenues was reflective of accelerated hiring and an increase in the average billing rate per hour without a significant decrease in our utilization rate. The overall $16.9 million increase in revenues resulted from a $17.4 million increase in revenues attributable to an increase in billable hours associated with the hiring of additional consultants and a $0.2 million increase in revenues attributable to an increase in the average billing rate per hour, which were partially offset by a $0.7 million decrease in revenues attributable to a decrease in our utilization rate. The average number of consultants increased to 483 for the three months ended March 31, 2004 from 279 for the three months ended March 31, 2003, as we added a substantial number of consultants during the third and fourth quarters of 2003 to meet growing demand for our services and position us for future growth. In addition, the average billing rate per hour increased to $229 for the three months ended March 31, 2004 from $228 for the three months ended March 31, 2003. Average billing rate per hour for any given period is calculated by dividing revenues for the period by the number of hours worked on client assignments during the same period. Our utilization rate decreased to 73.4% for the three months ended March 31, 2004 from 75.8% for the three months ended March 31, 2003. Our utilization rate for the three months ended March 31, 2003 was influenced by two large time-sensitive engagements involving a large number of consultants.

Direct costs

Our direct costs increased $11.3 million, or 83.1%, to $24.9 million in the three months ended March 31, 2004 from $13.6 million in the three months ended March 31, 2003. This increase in cost was primarily attributable to the increase in the average number of consultants described above. We expect direct costs will increase in the near term as we focus primarily on hiring additional managers, associates and analysts to expand support for our existing practices and better leverage the managing directors and directors that we hired in 2003.

Operating expenses

Selling, general and administrative expenses increased $3.4 million, or 70.8%, to $8.2 million in the three months ended March 31, 2004 from $4.8 million in the three months ended March 31, 2003. The increase was due in part to an increase in the average number of non-billable professionals to 101 for the three months ended March 31, 2004 from 58 for the three months ended March 31, 2003 and their related compensation and benefit costs of $4.0 million in the three months ended March 31, 2004 compared to $2.0 million in the three months ended March 31, 2003. The remaining increase in selling, general and administrative costs in the three months ended March 31, 2004 compared to the same period in the prior year was due to increases in rent and other facility costs, promotion and marketing costs and other administrative costs associated with the general growth in business activity. We expect operating expenses will increase in the future in response to ongoing growth in business activity and new costs associated with being a public company.

Management’s discussion and analysis of financial condition and results of operations

Depreciation expense increased $0.4 million to $0.6 million in the three months ended March 31, 2004 from $0.2 million in the three months ended March 31, 2003 as computers and leasehold improvements were added to support our increase in employees. There was no amortization expense in the three months ended March 31, 2004 compared to $1.1 million in the three months ended March 31, 2003. The decrease in amortization expense in the three months ended March 31, 2004 was due to the amortization of the $5.5 million in intangible costs paid in 2002 to obtain the release of certain of our employees from non-competition agreements with Arthur Andersen LLP, their former employer, and the related assumption of $0.8 million in liabilities, both of which were fully amortized by December 31, 2003.

Other operating expenses in the three months ended March 31, 2004 consisted of a $2.1 million pre-tax restructuring charge associated with the closing of two small, underperforming offices in Miami, Florida and Palo Alto, California. The charge consisted of an accrual of approximately $2.0 million for severance payments for the ten employees formerly employed at these locations, all of which was paid in April 2004, and approximately $0.1 million for office lease payments, which will be paid by August 31, 2004. Three of the ten employees had contracts guaranteeing them base salary and bonus if terminated under certain circumstances.

Operating income

Operating income increased $0.8 million, or 22.9%, to $4.3 million in the three months ended March 31, 2004 from $3.5 million in the three months ended March 31, 2003, primarily as a result of the changes in revenues, direct costs and operating expenses discussed above. Operating margin, which is defined as operating income expressed as a percentage of revenues, declined to 10.6% in the three months ended March 31, 2004 from 15.1% in the three months ended March 31, 2003.

Segment results

Financial Consulting

Revenues

Financial Consulting segment revenues increased $7.5 million, or 43.6%, to $24.7 million for the three months ended March 31, 2004 from $17.2 million for the three months ended March 31, 2003. Revenues from time-and-expense engagements increased $7.4 million, or 47.7%, to $22.9 million for the three months ended March 31, 2004 from $15.5 million for the three months ended March 31, 2003. Revenues from fixed-fee engagements increased $0.3 million, or 20.0%, to $1.8 million for the three months ended March 31, 2004 from $1.5 million for the three months ended March 31, 2003. There were no revenues from performance-based engagements for the three months ended March 31, 2004 compared to $0.2 million for the three months ended March 31, 2003.

The overall $7.5 million increase in revenues resulted from a $9.0 million increase in revenues attributable to an increase in billable hours associated with the hiring of additional consultants and a $0.3 million increase in revenues attributable to an increase in the average billing rate per hour, which were partially offset by a $1.8 million decrease in revenues attributable to a decrease in our utilization rate. The average number of consultants increased to 291 for the three months ended March 31, 2004 from 182 for the three months ended March 31, 2003 as we added a substantial number of consultants across all of our practices to meet growing demand for our services. The average billing rate per hour increased to $240 for the three months ended March 31, 2004 from $237 for the three months ended March 31, 2003. The increased headcount and average billing rate per hour were partially offset by a decrease in our utilization rate to 72.5% for the three months ended March 31, 2004 from 80.8% for the three months ended March 31, 2003. Our utilization rate for the three months ended March 31, 2003 was influenced by two large time-sensitive engagements involving a large number of consultants.

Management’s discussion and analysis of financial condition and results of operations

Operating income

Financial Consulting segment operating income increased $0.9 million, or 11.8%, to $8.5 million in the three months ended March 31, 2004 from $7.6 million in the three months ended March 31, 2003. Segment operating margin, defined as segment operating income expressed as a percentage of segment revenues, declined to 34.3% in the three months ended March 31, 2004 from 44.1% in the three months ended March 31, 2003 due to a $0.2 million decline in performance-based fee revenues recognized and a decline in segment utilization rate to 72.5% for the three months ended March 31, 2004 from 80.8% for the three months ended March 31, 2003.

Operational Consulting

Revenues

Operational Consulting segment revenues increased $9.4 million, or 156.7%, to $15.4 million for the three months ended March 31, 2004 from $6.0 million for the three months ended March 31, 2003. Revenues from time-and-expense engagements increased $4.0 million, or 85.1%, to $8.7 million for the three months ended March 31, 2004 from $4.7 million for the three months ended March 31, 2003. Revenues from fixed-fee engagements increased $3.4 million, or 309.1%, to $4.5 million for the three months ended March 31, 2004 from $1.1 million for the three months ended March 31, 2003. Revenues from performance-based engagements increased $2.0 million to $2.2 million for the three months ended March 31, 2004 from $0.2 million for the three months ended March 31, 2003.

Of the overall $9.4 million increase in revenues, $8.0 million was attributable to an increase in billable hours associated with the hiring of additional consultants, $0.7 million was attributable to an increase in the average billing rate per hour and $0.7 million was attributable to an increase in our utilization rate. The average number of consultants increased to 192 for the three months ended March 31, 2004 from 97 for the three months ended March 31, 2003 as we added a substantial number of consultants across all of our practices to meet growing demand for our services. The average billing rate per hour increased to $213 for the three months ended March 31, 2004 from $204 for the three months ended March 31, 2003. In addition, our utilization rate increased to 74.8% for the three months ended March 31, 2004 from 66.4% for the three months ended March 31, 2003.

Operating income

Operational Consulting segment operating income increased $3.8 million, or 292.3%, to $5.1 million in the three months ended March 31, 2004 from $1.3 million in the three months ended March 31, 2003. Segment operating margin increased to 33.2% in the three months ended March 31, 2004 from 22.3% in the three months ended March 31, 2003 due to the higher level of performance-based fee revenues recognized during the current year period as compared to the prior year period and an increase in the segment utilization rate to 74.8% for the three months ended March 31, 2004 from 66.4% for the three months ended March 31, 2003.

Year ended December 31, 2003 compared to period from March 19, 2002 (inception) through December 31, 2002

Revenues

Revenues increased $66.4 million, or 189.2%, to $101.5 million for the year ended December 31, 2003 from $35.1 million for the partial year ended December 31, 2002. Revenues from time-and-expense engagements increased $55.6 million, or 182.3%, to $86.1 million for the year ended December 31, 2003 from $30.5 million for the partial year ended December 31, 2002. Revenues from fixed-fee

Management’s discussion and analysis of financial condition and results of operations engagements increased $8.0 million, or 195.1%, to $12.1 million for the year ended December 31, 2003 from $4.1 million for the partial year ended December 31, 2002. Revenues from performance-based engagements increased $2.8 million to $3.3 million for the year ended December 31, 2003 from $0.5 million for the partial year ended December 31, 2002.

The overall $66.4 million increase in revenues resulted from a $55.7 million increase in revenues attributable to an increase in billable hours associated with the hiring of additional consultants and 2003 having twelve months of operations versus the first eight months of our operations in the 2002 period, a $5.3 million increase in revenues attributable to an increase in the average billing rate per hour and a $5.4 million increase in revenues attributable to an increase in our utilization rate. The average number of consultants increased to 365 for the year ended December 31, 2003 from 247 for the partial year ended December 31, 2002 as we added a substantial number of consultants across all of our practices to meet growing demand for our services. The average billing rate per hour increased to $217 for the year ended December 31, 2003 from $206 for the partial year ended December 31, 2002. In addition, our utilization rate increased to 66.1% for the year ended December 31, 2003 from 57.3% in the partial year ended December 31, 2002. Utilization for the year ended December 31, 2003 was influenced by two large time-sensitive engagements involving a large number of consultants.

Direct costs

Our direct costs increased $43.3 million, or 165.9%, to $69.4 million in the year ended December 31, 2003 from $26.1 million in the partial year ended December 31, 2002. This increase in cost was primarily attributable to the increase in the average number of consultants described above.

Operating expenses

Selling, general and administrative expenses increased $16.4 million, or 186.4%, to $25.2 million in the year ended December 31, 2003 from $8.8 million in the partial year ended December 31, 2002. The increase was due in part to an increase in the average number of non-billable professionals to 76 for the year ended December 31, 2003 from 45 for the partial year ended December 31, 2002 and their related compensation and benefit costs of $9.0 million in the year ended December 31, 2003 compared to $3.2 million in the partial year ended December 31, 2002. Office and equipment rentals increased to $4.5 million in the year ended December 31, 2003 from $1.1 million in the partial year ended December 31, 2002 as a result of increased office space and other facility costs associated with our quickly growing consultant and administrative workforce.

Depreciation expense increased $1.2 million to $1.6 million in the year ended December 31, 2003 from $0.4 million in the partial year ended December 31, 2002 as we added computers and leasehold improvements during 2003 to support our increase in employees. Amortization expense increased $1.1 million to $3.7 million in the year ended December 31, 2003 from $2.6 million in the partial year ended December 31, 2002. The increase in amortization expense was due to the amortization of the $5.5 million in intangible costs paid in 2002 to obtain the release of certain of our employees from non-competition agreements with Arthur Andersen LLP, their former employer, and the related assumption of $0.8 million in liabilities, both of which were fully amortized by December 31, 2003.

Other operating expenses in the year ended December 31, 2003 consisted of a $1.7 million charge for the loss associated with the abandonment of an office lease while the partial year ended December 31, 2002 consisted of a $2.5 million expense related to management fees paid to an affiliate of Lake Capital Partners LP, which along with Lake Capital Management LLC controls HCG Holdings LLC, a $0.2 million expense related to advisory fees paid to an affiliate of PPM America, Inc., which is a member of HCG Holdings LLC, and $1.0 million in other organization costs associated with the formation of our company.

Management’s discussion and analysis of financial condition and results of operations

Operating loss

The operating loss for the year ended December 31, 2003 amounted to $0.2 million as compared to an operating loss of $6.5 million for the partial year ended December 31, 2002.

Segment results

Financial Consulting

Revenues

Financial Consulting segment revenues increased $47.5 million, or 212.1%, to $69.9 million for the year ended December 31, 2003 from $22.4 million for the partial year ended December 31, 2002. Revenues from time-and-expense engagements increased $44.4 million, or 224.2%, to $64.2 million for the year ended December 31, 2003 from $19.8 million for the partial year ended December 31, 2002. Revenues from fixed-fee engagements increased $2.3 million, or 88.5%, to $4.9 million for the year ended December 31, 2003 from $2.6 million for the partial year ended December 31, 2002. Revenues from performance-based engagements were $0.8 million for the year ended December 31, 2003, and there were no revenues from performance-based engagements in 2002.

The overall $47.5 million increase in revenues resulted from a $36.9 million increase in revenues attributable to an increase in billable hours associated with the hiring of additional consultants and 2003 having twelve months of operations versus the first eight months of our operations in the 2002 period, a $6.1 million increase in revenues attributable to an increase in the average billing rate per hour and a $4.5 million increase in revenues attributable to an increase in our utilization rate. The average number of consultants increased to 227 for the year ended December 31, 2003 from 163 for the partial year ended December 31, 2002 as we added a substantial number of consultants across all of our practices to meet growing demand for our services. The average billing rate per hour increased to $233 for the year ended December 31, 2003 from $212 for the partial year ended December 31, 2002. In addition, our utilization rate of 66.8% for the year ended December 31, 2003 was up from 55.7% for the partial year ended December 31, 2002.

Operating income

Financial Consulting segment operating income increased $18.1 million, or 464.1%, to $22.0 million in the year ended December 31, 2003 from $3.9 million in the partial year ended December 31, 2002. Segment operating margin improved to 31.5% in the year ended December 31, 2003 from 17.5% in the partial year ended December 31, 2002 due to increased revenues and improved utilization rates of 66.8% for the year ended December 31, 2003 from 55.7% for the partial year ended December 31, 2002.

Operational Consulting

Revenues

Operational Consulting segment revenues increased $18.8 million, or 148.0%, to $31.5 million for the year ended December 31, 2003 from $12.7 million for the partial year ended December 31, 2002. Revenues from time-and-expense engagements increased $11.2 million, or 104.7%, to $21.9 million for the year ended December 31, 2003 from $10.7 million for the partial year ended December 31, 2002. Revenues from fixed-fee engagements increased $5.7 million to $7.2 million for the year ended December 31, 2003 from $1.5 million for the partial year ended December 31, 2002. Revenues from performance-based engagements increased $1.9 million to $2.4 million for the year ended December 31, 2003 from $0.5 million for the partial year ended December 31, 2002.

Management’s discussion and analysis of financial condition and results of operations

The overall $18.9 million increase in revenues resulted from an $18.9 million increase in revenues attributable to an increase in billable hours associated with the hiring of additional consultants and 2003 having twelve months of operations versus the first eight months of our operations in the 2002 period and a $1.0 million increase in revenues attributable to an increase in our utilization rate, which were partially offset by a $1.0 million decrease in revenues attributable to a decrease in the average billing rate per hour. The average number of consultants increased to 138 for the year ended December 31, 2003 from 84 for the partial year ended December 31, 2002. Our utilization rate of 65.0% for the year ended December 31, 2003 was up from 60.5% for the partial year ended December 31, 2002. The average billing rate per hour decreased to $189 for the year ended December 31, 2003 from $195 for the partial year ended December 31, 2002.

Operating income

Operational Consulting segment operating income increased $1.9 million, or 54.3%, to $5.4 million in the year ended December 31, 2003 from $3.5 million in the partial year ended December 31, 2002. Segment operating margin decreased to 17.1% in the year ended December 31, 2003 from 27.8% in the partial year ended December 31, 2002 primarily due to investments made during 2003 to start a new practice and expand our capabilities in an existing practice in this segment. A total of 38 consultants were hired for the new and expanded practices during the course of 2003 and revenue generation lagged our investments in payroll and sales and marketing costs.

Management’s discussion and analysis of financial condition and results of operations

Selected quarterly consolidated financial and other operating data

The following table sets forth selected unaudited quarterly operating information for each of the eight quarters during the period from April 1, 2002 to March 31, 2004. We did not have any operations during the period from March 19, 2002 (inception) to March 31, 2002. The following quarterly consolidated financial data has been prepared on the same basis as, and should be read together with, the audited financial statements and related notes contained elsewhere in this prospectus and includes all normal recurring adjustments necessary for the fair presentation of the information for the periods presented. Results for any fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

	Three months ended
Consolidated quarterly financial data:	June 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004
	(unaudited) (in thousands, except other operating data amounts)
Revenues and reimbursable expenses:
Revenues	$6,320	$12,994	$15,787	$23,212	$23,711	$25,549	$29,014	$40,101
Reimbursable expenses	478	1,063	1,380	2,069	1,837	2,105	2,797	3,443

Total revenues and reimbursable expenses	6,798	14,057	17,167	25,281	25,548	27,654	31,811	43,544
Direct costs and reimbursable expenses:
Direct costs	5,417	9,909	10,729	13,581	15,739	19,055	21,026	24,868
Reimbursable expenses	478	1,063	1,380	2,069	1,848	2,138	2,874	3,523

Total direct costs and reimbursable expenses	5,895	10,972	12,109	15,650	17,587	21,193	23,900	28,391

Gross profit	903	3,085	5,058	9,631	7,961	6,461	7,911	15,153
Operating expenses:
Selling general and administrative expenses	1,538	3,485	3,790	4,826	6,267	6,616	7,476	8,158
Depreciation and amortization expense	602	1,166	1,280	1,290	1,368	1,492	1,178	603
Other operating expenses	2,168	1,425	122	—	—	1,668	—	2,139

Total operating expenses	4,308	6,076	5,192	6,116	7,635	9,776	8,654	10,900

Operating (loss) income	(3,405)	(2,991)	(134)	3,515	326	(3,315)	(743)	4,253
Other expense	—	133	200	199	331	217	221	245

(Loss) income before (benefit) provision for income taxes	(3,405)	(3,124)	(334)	3,316	(5)	(3,532)	(964)	4,008
(Benefit) provision for income taxes	(1,362)	(1,236)	(99)	1,375	76	(1,367)	(206)	1,661

Net (loss) income	(2,043)	(1,888)	(235)	1,941	(81)	(2,165)	(758)	2,347
Accrued dividends on 8% preferred stock	135	255	256	253	263	275	275	273

Net (loss) income attributable to common stockholders	$(2,178)	$(2,143)	$(491)	$1,688	$(344)	$(2,440)	$(1,033)	$2,074

Other operating data:
Number of consultants (at period end)(1)	236	255	262	294	355	449	477	483
Utilization rate(2)	49.6%	53.7%	64.6%	75.8%	69.4%	60.6%	62.7%	73.4%
Average billing rate per hour(3)	$211	$207	$202	$228	$220	$215	$210	$229

(1)	Consultants consist of our billable professionals.
(2)	We calculate the utilization rate for our consultants by dividing the number of hours all of our consultants worked on client assignments during a period by the total available working hours for all of our consultants during the same period, assuming a forty-hour work week, less paid holidays and vacation days.
(3)	Average billing rate per hour is calculated by dividing revenues for a period by the number of hours worked on client assignments during the same period.

Management’s discussion and analysis of financial condition and results of operations

Our future operating results are difficult to predict and may vary significantly. Revenues and operating results fluctuate from quarter to quarter as a result of numerous factors including the following:

➢	the size and number of client engagements commenced and completed during a quarter;

➢	the achievement of milestones under performance-based engagements;

➢	the number of business work days in a quarter;

➢	the number of consultants; and

➢	utilization rates, which in turn can be affected by increased hiring, as there is generally a transition period for new consultants that results in a temporary drop in utilization.

Although our fee structure is variable, our direct costs, which include primarily consultant payroll costs, are fixed within the short-term. Consequently, a variation in the number or size of client engagements or the timing of the initiation or the completion of client engagements can cause significant variations in operating results from quarter-to-quarter.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash flows from operations, debt capacity available under our credit facility and available cash reserves. Our primary financing need has been to fund our growth.

Operating activities

Cash flows used in operating activities totaled $5.1 million for the three months ended March 31, 2004 compared to cash generated by operating activities of $0.6 million for the three months ended March 31, 2003. The decrease in cash provided by operations for the three months ended March 31, 2004 was primarily attributable to increases in working capital. Receivables from clients and unbilled services increased $9.2 million during the three months ended March 31, 2004 primarily as a result of revenue increases in the latter portion of the current year quarter that were not billed prior to March 31, 2004. In addition, in the three months ended March 31, 2004, there was a $2.3 million increase in the use of funds associated with decreases in accounts payable, accrued expenses and accrued payroll and related benefits (including 2003 bonus payments made in February 2004). There was also a $0.6 million use of funds in the three months ended March 31, 2004 for the change in accrued interest payable relating to annual interest payments made on the $10.1 million in 8% promissory notes payable to HCG Holdings LLC. These uses of funds were partially offset by a $1.8 million reduction in our income tax receivable in the first three months of 2004 and a $1.7 million increase in deferred revenue, which consisted of client retainers received and the pre-billing of services to clients.

As the result of the decrease in cash provided by operations described above and the changes noted below in investing and financing activities, cash and cash equivalents declined to $0.1 million at March 31, 2004 and as of March 31, 2004 we had borrowings of $1.5 million outstanding under our bank credit agreement described below.

Cash flow generated by operating activities totaled $4.0 million for the year ended December 31, 2003 compared to cash used in operating activities of $9.8 million for the partial year ended December 31, 2002. The increase in cash provided by operations for the year ended December 31, 2003 was primarily attributable to revenue growth in excess of the growth in operating expenses when compared to the partial year ended December 31, 2002, which had eight months of operations, and various start-up costs associated with the commencement of operations.

Our balance of cash and cash equivalents was $4.3 million at December 31, 2003, a decrease of $0.1 million, or 2.3%, from the $4.4 million balance at December 31, 2002.

Management’s discussion and analysis of financial condition and results of operations

Investing activities

Cash used by investing activities was $0.5 million for the three months ended March 31, 2004 and $1.1 million for the three months ended March 31, 2003. Use of cash in both periods pertained to the purchase of computer hardware and software, furniture and fixtures and leasehold improvements needed to meet the ongoing needs relating to the hiring of additional employees and the expansion of office space.

Cash used by investing activities was $4.2 million for the year ended December 31, 2003 and $8.6 million for the partial year ended December 31, 2002. In the partial year ended December 31, 2002, we paid $5.5 million to obtain the release of certain employees from non-competition agreements with Arthur Andersen LLP, their former employer, as well as $0.8 million for the assumption of certain related liabilities. In addition, we paid $2.3 million in the partial year ended December 31, 2002 for the purchase of computer hardware and software, furniture and fixtures and leasehold improvements relating to the hiring of employees and establishment of new offices. Capital expenditures for the purchase of property and equipment, including computer hardware and software, furniture and fixtures and leasehold improvements, were the primary use of cash in the year ended December 31, 2003, as business expansion and the hiring of new employees continued during the course of the year. We estimate that our capital expenditures in 2004 will be approximately $6.5 million for the purchase of additional computers, furniture and fixtures and leasehold improvements as our business continues to expand.

Financing activities

Between April and June 2002, in connection with our initial capitalization, we issued to HCG Holdings LLC an aggregate of 12,500 shares of our 8% preferred stock for an aggregate consideration of $12.5 million and an aggregate of approximately 25.9 million shares of our common stock at a purchase price of $0.01 per share for an aggregate consideration of approximately $0.3 million. Proceeds of approximately $10.1 million were also received from the issuance of 8% promissory notes to HCG Holdings LLC. We had no other borrowings outstanding as of December 31, 2002.

The terms of the 8% preferred stock contain specific provisions regarding redemption. Upon the consummation of this offering, we will exercise our option to redeem our outstanding 8% preferred stock for approximately $              million, which is equal to their original issuance price plus cumulative dividends that will have accrued from the date of investment through the date of this prospectus at a rate of 8% per annum, compounded annually, together with a liquidation participation amount calculated as if we were liquidated as of the date of the redemption.

The terms of the 8% promissory notes require us to mandatorily prepay the outstanding principal immediately after a qualified public offering, including this offering. Accordingly, we will use approximately $              million of our net proceeds from this offering to repay the outstanding 8% promissory notes, including accrued and unpaid interest, upon the consummation of this offering. For further information, see “Certain relationships and related transactions.”

In 2003, our wholly-owned operating subsidiary, Huron Consulting Group LLC, entered into a bank credit agreement that allowed it to borrow up to the lesser of $5.0 million or 75% of eligible accounts receivable, as defined by the terms of the agreement. Borrowings under the agreement are also limited by any outstanding letters of credit. Borrowings under the agreement bear interest at either the prime rate or LIBOR plus 2.75%, and are secured by substantially all of our assets. We had no borrowings outstanding as of December 31, 2003; however, available borrowings under the agreement were limited to $4.0 million as of that date due to two outstanding letters of credit provided as security for our

Management’s discussion and analysis of financial condition and results of operations

Chicago and New York office leases and totaling $750,000 and $236,000, respectively. Our bank credit agreement includes covenants for minimum equity and maximum annual capital expenditures as well as covenants restricting our ability to incur additional indebtedness or engage in certain types of transactions outside of the ordinary course of business. The minimum equity covenant originally required that the sum of paid-in capital and net income of Huron Consulting Group LLC, less any distributions made by Huron Consulting Group LLC, be at least $18.5 million at any time. The capital expenditures covenant originally prohibited Huron Consulting Group LLC from incurring expenditures for the acquisition of fixed assets in excess of $2.5 million in the aggregate in any fiscal year. The dollar amounts specified in these covenants have since been revised as described below.

During 2004, we received two separate waivers from the bank that extended by thirty days each the due date for the 2003 audited financial statements and one waiver that allowed Huron Consulting Group LLC to exceed its limitation on distributions made to Huron Consulting Group Inc. During 2003, we received a waiver from the bank that effectively increased the capital expenditure limit from $2.5 million to $4.5 million and ultimately, by amendment, to $7.5 million. We also received a letter of compliance confirmation from the bank for the 30-day clean up provision, which requires that we have an uninterrupted 30-day period each year with no loans outstanding under the agreement.

Before expiring in January 2004, our bank credit agreement was amended to extend the term to February 10, 2005 and to increase the total availability to the lesser of $15.0 million or the sum of (a) 75% of eligible accounts receivable and (b) the lesser of 30% of unbilled services and $3.0 million. Borrowings under the agreement are also still limited by any outstanding letters of credit. The bank credit agreement was further amended in May 2004 to, among other things, clarify the minimum equity covenant and lower the minimum equity requirement to $10.5 million, and to permit certain asset sales outside the ordinary course of business.

As of March 31, 2004, borrowings outstanding under our bank credit agreement were $1.5 million and the remaining balance available under the credit agreement was $10.6 million after the calculation of eligible accounts receivable and unbilled services balances and a reduction of approximately $1.7 million for letters of credit outstanding. The increase in letters of credit outstanding resulted from the Chicago lease security deposit requirement increasing from $750,000 to $1.5 million. We intend to use a portion of our net proceeds from this offering to repay any borrowings outstanding under the credit agreement at the time this offering is consummated.

On May 12, 2004, we declared a special dividend on each outstanding share of our common stock and 8% preferred stock payable to holders of record on May 25, 2004. The 8% preferred stock will participate on an as converted basis. The aggregate amount of the dividend will be $1.25 million, or $         per share of common stock and $         per share of 8% preferred stock, and will be paid prior to the consummation of this offering. The payment of the special dividend will be funded by our available cash balance or, if necessary, by borrowing availability under our credit agreement.

Future needs

As indicated in “Business—Growth Strategy” below, our plans include hiring additional consultants and expanding our service offerings through existing consultants, new hires or acquisitions. We intend to fund such growth over the next twelve months with funds generated from operations and borrowing availability under our credit agreement. For example, we used the $4.0 million of cash provided by operations in 2003 for capital expenditures to support our growing business. While the first quarter of 2004 had negative cash flow from operations of $5.1 million, this was primarily due to the timing of 2003 annual bonus payments of $7.7 million and first quarter growth in revenues that increased working

Management’s discussion and analysis of financial condition and results of operations capital balances for receivables and unbilled services by $9.2 million. Because we expect that our future annual growth rate in revenues and related percentage increases in working capital balances will moderate, we believe our cash from operations, supplemented as necessary by borrowings under our credit facility and the proceeds from this offering, will be adequate to fund this growth.

Over the longer term, we expect that cash flow from operations, supplemented by short and long term financing and the proceeds from this offering, as necessary, will be adequate to fund day-to-day operations and capital expenditure requirements. Our ability to secure short-term and long-term financing in the future will depend on several factors, including our future profitability, the quality of our accounts receivable and unbilled services, our relative levels of debt and equity and overall condition of the credit markets. Following this offering, the net proceeds remaining after repayment of our 8% promissory notes, redemption of the 8% preferred stock and repayment of outstanding indebtedness under our credit facility will be invested in short-term, interest bearing investment grade securities.

CONTRACTUAL OBLIGATIONS

The following tables represent our obligations and commitments to make future payments under contracts, such as lease agreements, and under contingent commitments as of December 31, 2003.

	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
	(in thousands)
Operating leases	$3,322	$7,581	$3,586	$3,234	$17,723
Long-term debt (consisting of 8% promissory notes)	—	—	101	9,975	10,076

Total contractual obligations	$3,322	$7,581	$3,687	$13,209	$27,799

We lease our facilities and certain equipment under operating lease arrangements expiring on various dates through 2014. We lease office facilities under noncancelable operating leases that include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease and additional rents based on the Consumer Price Index. Certain leases provide for monthly payments of real estate taxes, insurance and other operating expense applicable to the property. In addition, we lease equipment under noncancelable operating leases.

During 2002, we entered into promissory note agreements with HCG Holdings LLC totaling $10.1 million. Interest on the promissory notes, which is payable annually, accrues at the rate of 8% per year. The notes mature five years and six months from the date of issuance. The notes may be prepaid at any time without penalty and prepayment is mandatory upon the occurrence of specified events, including the consummation of this offering. Accordingly, upon the consummation of this offering, we will use approximately $              million of our net proceeds from this offering to repay the outstanding 8% promissory notes, including accrued and unpaid interest.

OFF BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to interest rates and changes in the market value of our investments. We do not enter into interest rate caps or collars or other hedging instruments. Our

Management’s discussion and analysis of financial condition and results of operations exposure to changes in interest rates is limited to borrowings under the bank credit agreement, which has a variable interest rates tied to the LIBOR or prime rate. Based upon the amount of borrowings outstanding as of March 31, 2004 under our bank credit agreement, a 100 basis point change in interest rates would not have a material effect on our financial position or operating results. From time to time, we invest excess cash in marketable securities. These investments principally consist of overnight sweep accounts. Due to the short maturity of our investments and debt obligations, we have concluded that we do not have material market risk exposure.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires the issuer to classify a financial instrument that is within the scope of the standard as a liability if the financial instrument embodies an obligation of the issuer. The adoption of the provisions of SFAS No. 150 did not have any impact on our financial position or results of operations.

In November 2002, the FASB reached a consensus on EITF Issue No. 00-21. EITF Issue No. 00-21 provides guidance on how to account for revenue arrangements that include multiple products or services to ensure that all standalone deliverables are tracked, valued and accounted for on an individual basis and in the proper periods. The guidance in EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We have contracts with clients to deliver multiple services that are covered under both individual and separate engagement letters. These arrangements allow for our services to be valued and accounted for on a separate basis. Therefore, the adoption of EITF Issue No. 00-21 did not have any impact on our consolidated financial position or result of operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities and Interpretation of ARB No. 51,” which is effective immediately for all variable interest entities created after January 31, 2003 and for the first fiscal year or interim period beginning after June 15, 2003 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not have variable interest entities that fall within the scope of this pronouncement and therefore the adoption of this pronouncement did not have any impact on our financial statements.

In March 2004, the FASB issued an Exposure Draft on “Share-Based Payment, an amendment of FASB Statements No. 123 and 95.” In this proposed statement, the FASB believes that employee services received in exchange for equity instruments give rise to recognizable compensation cost as the services are used in the issuing entity’s operations. In addition, the proposed statement would require that public companies measure the compensation cost related to employee services received in exchange for equity instruments issued based on the grant-date fair value of those instruments. The FASB will also consider other items such as streamlining volatility assumptions and addressing the fair value measurement models. This proposed statement would neither change the accounting in SFAS No. 123, “Accounting for Stock-Based Compensation,” for transactions in which an enterprise exchanges its equity instruments for services of parties other than employees nor change the accounting for stock ownership plans, which are subject to American Institute of Certified Public Accountants Statement of Position 93-6, “Employer’s Accounting for Employee Stock Ownership Plans.” The FASB intends to reconsider the accounting for those transactions and plans in a later phase of its project on equity-based compensation. Our management will continue to assess the potential impact this statement will have on us.

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OVERVIEW

We are an independent provider of financial and operational consulting services. Our highly experienced and credentialed professionals employ their expertise in accounting, finance, economics and operations to provide our clients with specialized analysis and customized advice and solutions that are tailored to address each client’s particular challenges and opportunities. Our financial consulting services help clients effectively address complex challenges that arise from litigation, disputes, investigations, regulation, financial distress and other sources of significant conflict or change. Our operational consulting services help clients improve the overall efficiency and effectiveness of their operations, reduce costs, manage regulatory compliance and maximize procurement efficiency.

Our financial consulting services include:

➢	offering financial and economic analysis, forensic accounting and expert support and testimony services for organizations and their law firms in connection with litigation, business disputes and regulatory and internal investigations;

➢	providing restructuring, turnaround and bankruptcy advisory services for financially distressed organizations, creditors and other constituents; and

➢	performing valuations of businesses or assets to assist clients with financial reporting, tax compliance, damage or purchase price assessments and restructuring efforts.

Our operational consulting services include:

➢	assisting research universities and academic medical centers with research administration opportunities and challenges;

➢	assisting healthcare payors and providers improve the effectiveness of operations and reduce costs;

➢	helping large and middle-market organizations that have recently undergone a change in leadership, are integrating acquisitions or are coping with a change in competitive dynamics to address performance challenges and take advantage of opportunities;

➢	helping in-house legal departments improve their operations and reduce their costs; and

➢	developing and implementing procurement plans that provide savings throughout the sourcing process.

We commenced operations in May 2002 with a core group of experienced financial and operational consultants that consisted primarily of former Arthur Andersen LLP partners and professionals, including our chief executive officer, Gary E. Holdren. We created Huron because we believed that a financial and operational consulting business that is unaffiliated with a public accounting firm is better suited to serve its clients’ needs. As an independent consulting firm, Huron is not subject to the legal restrictions placed on public accounting firms that prohibit them from providing certain non-audit services to their audit clients. We also believed that many other consulting firms provided only a limited scope of services and, therefore, a company such as ours with a wide array of services would be better positioned to serve the diverse and complex needs of various organizations.

We have grown significantly since we commenced operations, more than doubling the number of our consultants from 213 on May 31, 2002 to 483 on March 31, 2004. We have hired experienced professionals from a variety of organizations, including the four largest public accounting firms, referred

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to as the Big Four, and other consulting firms. Our highly credentialed consultants include certified public accountants, MBAs, accredited valuation specialists and forensic accountants. Our 63 managing directors who are consultants have an average of 20 years of business experience.

We provide our services to a wide variety of both financially sound and distressed organizations, including Fortune 500 companies, medium-sized and large businesses, leading academic institutions, healthcare organizations and the law firms that represent these various organizations. Since May 2002, we have conducted over 1,000 engagements for over 500 clients, and we have worked on engagements with 35 of the 40 largest U.S. law firms listed in The American Lawyer 2003 Am Law 100. In addition to our headquarters in Chicago, we have five other core offices located in Boston, Houston, New York City, San Francisco and Washington, D.C. and two smaller offices located in Charlotte and Los Angeles.

INDUSTRY BACKGROUND

We believe many organizations are facing increasingly large and complex business disputes and lawsuits, a growing number of regulatory and internal investigations and more intense public scrutiny. Concurrently, we believe increased competition and regulation are presenting significant operational and financial challenges for organizations. Distressed companies are responding to these challenges by restructuring and reorganizing their businesses and capital structures, while financially healthy organizations are striving to capitalize on opportunities by improving operations, reducing costs and enhancing revenue. Many organizations have limited dedicated resources to respond effectively to these challenges and opportunities. Consequently, we believe these organizations will increasingly seek to augment their internal resources with experienced independent consultants like us.

We believe the demand for our services is driven by the following factors:

➢	SEC and internal investigations. The increased scrutiny of accounting practices, internal controls and disclosure has contributed to the large number of financial restatements by public companies. In response to a number of recent incidences of corporate malfeasance and accounting irregularities, the SEC has conducted an increasing number of public company investigations over the past few years. In 2003, the SEC initiated 679 enforcement actions—81 more than in any other prior year—including nearly 200 actions involving financial fraud or reporting violations. For fiscal year 2005, the President has requested a record $913 million budget, 13% above the prior fiscal year’s appropriation, to hire more staff and continue to enhance SEC oversight and investigation initiatives. In addition, an increasing number of boards of directors, audit committees and special independent committees of companies that have had to review their historical financials or respond to complaints by whistleblowers have conducted internal forensic investigations to determine the underlying facts. These dynamics have driven demand for independent financial consultants like us who help clients respond to SEC investigations, evaluate restatements of financial statements and support internal investigations by combining investigative accounting and financial reporting skills with business and practical experience.

➢	Litigation and disputes. Litigation and business disputes are prevalent in the United States and, we believe, the volume of this activity does not necessarily correlate with the economic cycle. The breadth and magnitude of these matters is increasing. For example, antitrust investigation and enforcement activities by federal, state and local authorities present heightened complexities and risks for companies in the areas of mergers and acquisitions, pricing policies, distribution relationships and patent and intellectual property matters. In addition, private parties can bring antitrust claims asserting a variety of violations. In complex litigation and disputes, organizations and the law firms that represent them regularly engage experienced consultants to provide or support expert testimony or perform data analyses involving financial, economic and accounting issues.

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➢	Sarbanes-Oxley and stockholder activism. The enactment of the Sarbanes-Oxley Act of 2002 has substantially limited the scope of non-audit services that large public accounting firms, such as the Big Four, can provide to their audit clients. We believe these limitations represent a significant opportunity for independent consulting firms. A study done by the Investor Responsibility Research Center in February 2002 of 1,224 public U.S. companies estimated that 72%, or approximately $4.0 billion, of the fees these companies paid to the accounting firm that conducted their audit in fiscal 2000 were for non-audit services. Although a substantial amount of this spending was for tax services, which we do not provide, we believe there is still a significant opportunity to provide the other non-audit services. Further, influential institutional investors, citing concerns over perceived conflicts of interest, have opposed the ratification of auditors and the election of directors of companies that engage their auditors to perform permissible non-audit services. We believe that the restrictions of Sarbanes-Oxley, the increasing stockholder opposition to auditors performing consulting services for their audit clients and the relatively small number of large public accounting firms will lead many clients to choose independent consulting firms over the Big Four when seeking providers of various consulting services.

➢	Operational challenges and opportunities. Organizations must constantly reevaluate business processes in order to manage change and risk and minimize or recover costs. For example, in the healthcare industry, the steady flow of changes that affect healthcare funding, treatments, delivery and administration increase the difficulty in managing a complex mix of factors, including rising healthcare costs and insurance premiums and the increasing number of uninsured citizens. In the higher education industry, research universities and academic medical centers must develop and maintain programs to effectively manage research compliance risks and implement systems that support the recovery of research costs. Additionally, the difficulties of managing a large number of legal matters compels in-house legal departments to seek ways to improve their efficiency and effectiveness, which drives demand for consultants specializing in legal department operations. In general, a variety of organizations seek to improve their procurement efficiencies, improve operational processes and reduce costs. We believe that in seeking to meet these challenges and capitalize on these opportunities, organizations will increasingly augment their internal resources with consultants who can provide a combination of industry expertise and strong technical skills.

➢	Improving economic conditions and merger and acquisition activity. Despite depressed levels in recent years, there was a rebound in merger and acquisition, or M&A, activity in the first quarter of 2004 amidst an improvement in general economic conditions. According to Dealogic, the aggregate dollar value of announced M&A transactions with a deal value of under $5 billion increased approximately 30% in the first quarter of 2004 compared to the first quarter of 2003. We believe M&A activity creates demand for financial consulting services, such as purchase price allocations and other similar valuation services and dispute and litigation services, as well as operational consulting services, such as performance improvement and strategic sourcing.

➢	Financial distress. Despite the recent decline in corporate bankruptcy filings, we believe there will continue to be a sufficient number of bankruptcies of the size and complexity that typically require debtors and other constituents to retain the services of financial advisors. Additionally, outside of the bankruptcy process there is an ongoing need for restructuring and turnaround consulting services to assist financially distressed, under-performing and debt-laden companies and their stakeholders.

OUR COMPETITIVE STRENGTHS

We believe the following key strengths will enable us to take advantage of the industry trends described above and help us compete effectively in the consulting marketplace:

➢	Experienced and highly qualified consultants. We believe the principal reason clients choose a particular consulting firm is the experience of the firm’s professionals. Our managing directors who

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are consultants have an average of 20 years of business experience and come from a wide array of organizations, including national accounting firms and other consulting firms. Our consultants combine proficiency in accounting, finance, economics and operations with deep knowledge of specific industries. In addition, many of our consultants are highly credentialed and include certified public accountants, MBAs, accredited valuation specialists and forensic accountants.

➢	Independent provider of financial and operational consulting services. We are not affiliated with an accounting firm and, therefore, we are not constrained by the provisions of Sarbanes-Oxley that limit an accounting firm’s ability to provide non-audit services to its audit clients. We believe that these restrictions, together with the perceived conflicts of interests inherent with auditors providing consulting services to their audit clients, provide us with a competitive advantage over public accounting firms in securing consulting engagements. We also believe that the relatively small number of large public accounting firms will lead some organizations to engage independent consultants like us to preserve their flexibility to hire large public accounting firms for audit or other attest services.

➢	Complementary service offerings and integrated approach. Many problems faced by organizations involve broad but interrelated operational and financial issues that require creative solutions drawn from various areas of expertise. We offer a broad array of financial and operational consulting services that can be delivered through teams of consultants from our different practices. Our integrated approach enables us to provide solutions tailored to specific client needs. For example, in a securities fraud lawsuit, we can deploy a team of forensic accountants to review a client’s historical accounting and financial reporting practices and a valuation specialist to perform impairment analyses. In addition, our range of service offerings reduces our dependence on any one service offering or industry, provides a stimulating work environment for our consultants and enhances our flexibility in managing the utilization and career development of our directors, managers, associates and analysts.

➢	Distinctive culture. We believe we have been successful in attracting and retaining top talent because of our distinctive culture, which combines the energy and flexibility of a high-growth company with the professionalism of a major professional services firm. To preserve our distinctive culture, our chief executive officer or chief operating officer has personally interviewed each managing director candidate prior to making an offer of employment. We believe our performance-based compensation program, which both recognizes individual performance and reinforces teamwork, also contributes to our recruiting and retention success. In our view, these elements combine to create an environment in which talented, self-directed professionals want to build a long-term career.

OUR GROWTH STRATEGY

Our strategy to increase our revenues and grow our company involves the following key elements:

➢	Attracting additional highly qualified consultants. From May 31, 2002 through March 31, 2004, we more than doubled the number of our consultants from 213 to 483. We have five human resource professionals dedicated to recruiting employees who will complement and add depth to our broad array of existing consulting skills. We believe our stimulating work environment, performance-based compensation program and distinctive culture will enable us to attract additional top talent from other consulting firms, accounting firms, targeted industries and on-campus recruiting. Although we do not expect to add employees at our historical growth rate, we expect to continue to hire a meaningful number of new consultants in the future as demand for our various services continues to grow. The actual number and experience level of consultants to be hired will be in response to our assessments of future market conditions and demand for our services. In the near term, our focus will primarily be on hiring and developing additional managers, associates and analysts to expand support for our existing practices and better leverage the managing directors and directors that we hired in 2003. We will also continue in the near term to hire talented managing directors to build our business.

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➢	Growing our existing relationships and developing new relationships. We work hard to maintain and grow our existing client and law firm relationships. The goodwill created from these relationships leads to referrals from satisfied clients and their law firms, which also enables us to secure engagements with new clients.

➢	Continuing to promote and deliver an integrated approach to service delivery. We will continue to utilize our experience with the financial and operational challenges facing our clients to identify and provide additional value-added services as part of an integrated solution. Frequently, a particular engagement is expanded or a new engagement secured with an existing client as a direct result of our quality work for that client. To promote the teamwork required to provide integrated solutions, we evaluate and compensate individuals based on their contributions to our entire organization, not just on the performance of their particular engagements or practices.

➢	Continuing to build our brand. We intend to continue to build our reputation and a common identity for the services we provide under the Huron brand name. We believe that using a common brand name and identity for our services enhances our visibility in the marketplace and improves our ability to compete for new business. To enhance our brand, we actively promote our name and capabilities through our sales and marketing activities, such as participation in seminars, sponsorship of client events and publication of articles in industry periodicals. We also are continuing to develop internal quality assurance programs to support our goal of consistently providing high quality, client-focused services.

➢	Expanding our service offerings. We believe there will be opportunities to expand our current capabilities or broaden the scope of our existing services, and we will evaluate these in response to client and general market demands. If we choose to expand our service offerings, we believe that we can grow our business to address such expansion with our existing consultants or a combination of existing consultants and new hires. We may also evaluate select acquisitions of complementary businesses as another means to broaden the scope or depth of our capabilities and expand our client base.

Our ability to implement our growth strategy is subject to a number of risks, including those described under the section of this prospectus entitled “Risk Factors” concerning our consultants, our reputation, new service offerings and our intellectual property.

OUR SERVICES

We provide our services through two segments: Financial Consulting and Operational Consulting. For the year ended December 31, 2003 and the three months ended March 31, 2004, we derived 68.9% and 61.6%, respectively, of our revenues from Financial Consulting and 31.1% and 38.4%, respectively, from Operational Consulting. For further information on our segment results, see the section of this prospectus entitled “Management’s discussion and analysis of financial condition and results of operations” and Note 12 to our consolidated financial statements included elsewhere in this prospectus.

Financial Consulting

Our Financial Consulting segment provides highly specialized financial and economic analysis and advice to help clients effectively address complex challenges that arise from litigation, disputes, investigations, regulation, financial distress and other sources of significant conflict or change. Our Financial Consulting segment consisted of 287 consultants as of March 31, 2004. This segment’s practices and the services they offer include:

➢	Disputes and investigations. Our disputes and investigations practice provides financial and economic analysis to support law firms and corporations in connection with business disputes, lawsuits and regulatory or internal investigations. We have extensive experience in the areas of financial investigations and forensic accounting, including matters involving SEC or other regulatory

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inquiries or investigations, financial restatements and special accounting projects. We provide specialized accounting services to gather and analyze voluminous financial data and reconstruct complex transactions and events. In addition, we apply economic and econometric analyses in the areas of antitrust and anticompetitive practices, securities fraud, insurance claims and damages, as well as deliver or support independent expert testimony in such cases. We also provide services supporting clients’ paper and electronic discovery/document management needs, including computer forensics.

➢	Corporate advisory services. Our corporate advisory services practice provides financial analysis to financially distressed companies, creditor constituencies and other stakeholders in connection with bankruptcy proceedings and out-of-court restructurings. For distressed companies, we assess the viability of their business and work closely with management to develop and implement a turnaround plan to improve cash flow and a debt-restructuring plan to improve their balance sheet. In some instances, we serve in interim management roles. When out-of-court solutions are not achievable, we assist clients with preparing for a Chapter 11 bankruptcy filing and with all aspects of the bankruptcy process by gathering, analyzing and presenting financial and business information needed to achieve a successful reorganization. We also provide claims management services to help companies process and analyze complex and voluminous claims filed in bankruptcies. For creditor constituencies, including committees of unsecured creditors, we provide similar financial analyses designed to maximize the recovery of amounts owed to creditors and assess the viability of a debtor’s reorganization plan. Certain consultants in this practice also provide specialized financial advisory services to stakeholders in the energy industry.

➢	Valuation services. Our valuation services practice delivers expert valuation analysis to clients and their advisors. We perform valuations and appraisals of businesses and business interests, intellectual property, real property, machinery, equipment and other tangible and intangible assets. Our valuation services practice typically supports client needs in the following contexts:

– transactions: supporting clients’ financial and tax reporting, especially in the context of acquisitions and other corporate transactions;

– litigation or disputes: valuing businesses or assets; and

– bankruptcies: supporting the restructuring process or the sale of business assets.

Operational Consulting

Our Operational Consulting segment provides services designed to help clients improve the overall efficiency and effectiveness of their operations by enhancing revenue, reducing costs, managing regulatory compliance and maximizing procurement efficiencies. Our Operational Consulting segment consisted of 196 consultants as of March 31, 2004. This segment’s practices and the services they offer include:

➢	Higher education. Our higher education practice provides operational consulting services to research universities and academic medical centers. We provide financial modeling, operational process redesign, strategic planning and assessments and advice on software selection and implementation, especially in connection with helping research universities address the challenges and complexities of administering research programs, including the complex requirements of federally-funded research. Our research administration services include compliance assessments, cost recovery services and operations assistance. We also have extensive experience implementing the PeopleSoft Grants Suite as a technology solution to sponsored research administration challenges.

➢	Healthcare. Our healthcare practice helps healthcare providers and payors effectively address their strategic, operational and financial challenges. On the provider side, we help hospitals, physicians and other healthcare providers improve operations by performing assessments and implementing solutions

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designed to reduce costs and increase effectiveness. Our engagements typically focus on revenue cycle and cash acceleration, patient care productivity and management, supply chain improvements, strategic growth and planning, financial planning and physician services. For healthcare payors, we focus on compliance and government contracting issues, such as with Medicare, the U.S. health insurance program for people age 65 and older and certain others, and TRICARE, the U.S. military health system. Our Medicare contract services include Medicare contract transition and termination assistance, implementation of cost accounting standards, secondary payer analyses, strategic assessments and proposal support services. We also assist pharmaceutical companies with pricing analyses and related aspects of regulatory disclosures and calculations.

➢	Strategic sourcing. Our strategic sourcing practice works with clients to drive sustainable non-salary cost reductions. We help clients achieve significant savings by addressing the entire procurement process, including contract negotiations, vendor selection, consumption patterns, total cost of ownership, performance measurement, knowledge transfer and make-versus-buy decisions. We identify opportunities for measurable savings, develop approved action plans and guide the implementation of those plans to final conclusion. We have achieved substantial savings for clients in a wide variety of spend categories, including office-related products, telecommunications, IT hardware, software and services, insurance, printing services, travel and industry-specific categories.

➢	Performance improvement. Our performance improvement practice works with executive officers and other senior managers of large and middle-market organizations that have recently undergone a change in leadership, are integrating acquisitions or are coping with a change in competitive dynamics to address performance challenges and take advantage of opportunities. Our engagements typically aim to increase effectiveness of operations or decrease costs by developing and implementing solutions for clients in areas such as business process improvement, supply chain design, organization design and strategy.

➢	Legal business consulting. Our legal business consulting practice helps in-house legal departments enhance the quality of legal services while reducing costs by more efficiently aligning people, processes and technology. We provide strategic advice to help legal departments improve their organizational design, business processes and management of outside counsel. One area of special emphasis is helping clients to choose and implement technology-powered solutions that improve legal department operations. For instance, we have extensive experience in selecting, customizing and successfully rolling out matter management systems that help legal departments track and manage lawsuits and other legal matters. These systems are powerful tools for managing budgets, spending and resources. We also provide similar services for document-management systems, patent-management applications and electronic-billing systems.

OUR CLIENTS

We provide financial and operational consulting services to a wide variety of both financially sound and distressed organizations, including Fortune 500 companies, medium-sized and large businesses, academic institutions, healthcare organizations and the law firms that represent these various organizations. Our clients are in a broad array of industries, including education, professional services, transportation services, healthcare, telecommunications, financial services, electronics, consumer products, energy and utilities, industrial manufacturing and food and beverage. Since commencing operations in May 2002, we have conducted over 1,000 engagements for over 500 clients. Our top ten clients represented 32.1% of our revenues in the year ended December 31, 2003 and 30.9% of our revenues in the three months ended March 31, 2004. No single client accounted for more than 10% of our revenues in either of those periods. The following are examples of engagements that we have performed for our clients.

Business

Financial Consulting

Practice(s)	Client need	Huron solution
Disputes and investigations and valuation services	Assist legal counsel for an audit committee of a public software company in connection with an SEC investigation and class action litigation

➢  Forensic accounting experts conducted a large-scale, in-depth financial analysis of financial records and analyzed issues such as revenue recognition, acquisition accounting, capitalization of assets, complex transactions and goodwill impairment to identify accounting errors.

➢ Consultants specializing in GAAP assisted the client with preparation of the restatement of its financial statements and presentations to the SEC.
➢ Computer forensics experts assisted legal counsel in gathering data by capturing copies of servers, hard drives and emails and searching these sources for use in the restatement and litigation.
Corporate advisory services	Assist with Chapter 11 bankruptcy proceedings of a healthcare provider	➢ Analyzed the operations of the company to predict revenue going forward to demonstrate the viability of the company. ➢ With the involvement of our healthcare practice, assisted in the evaluation of the company’s operating expenses during the bankruptcy proceedings and the negotiation of the terms of the debtor-in-possession financing.

➢ Served as the interface between creditors’ committees and their advisors by addressing information requests and managing meetings and other committee-related issues.

➢  Analyzed the feasibility of the company’s projections in the plan of reorganization with the assistance of the healthcare practice and provided written testimony on this analysis at the reorganization plan confirmation hearing.

Valuation services	Value assets of acquired company for purchase price allocation by a global media company	➢ Analyzed the fair market value of the assets of the acquired company, including tangible assets, customer relationships, favorable contracts, franchise value and goodwill.
➢ Determined the remaining life of the assets as well as tested for impairment of the assets in other operating units to support financial reporting requirements.

Business

Operational Consulting

Practice(s)	Client need	Huron solution
Higher education and strategic sourcing	Assess research administration infrastructure of a leading university due to dramatic growth in research volume and increased scrutiny of federal regulations	➢ Evaluated current operations and provided a plan for implementation of improvements to research administration infrastructure, including:
– rolesand responsibilities within central university units and departmental units;
– organizationalstructure of the research enterprise, including its relationship with other university entities;
– businessprocesses;
– informationsystems;
– personnel;
– trainingand educational programs; and
– performancemeasures for central research units.

➢ Evaluated the exposure of the primary research support units to financial and operational risks relating to research universities.

➢ Assessed impact of plans to replace university-wide financial systems on research administration support services.

➢  Our strategic sourcing practice is currently identifying areas where the university could reduce its costs of procuring goods and services, such as through library services, scientific supplies or office-related products.

Healthcare	Improve operating margins of healthcare provider	➢ Comprehensive assessment of performance levels related to operating costs, supply costs, revenue cycle and organizational structure efficiency.

➢  Quantified and prioritized areas of potential opportunity for change, growth and/or improvement, including revenue management, nurse staffing, elimination of duplicative services, use of supplies and efficiency of information systems.

➢ Developed plans for annualized improvements in:

– patientcare;

– supplychain;

– revenuecycle; and

– informationtechnology.

Business

Practice(s)	Client need	Huron solution

Legal business consulting	Develop cost saving initiatives for pharmaceutical company’s recently expanded legal department	➢ Analyzed processing of legal matters through various phases and the distribution and management of legal work by internal and outside staff.
➢ Developed cost saving initiatives to improve organizational design, outside counsel management and business process.

➢  Assisted with the implementation of an interim matter management system for litigation and the selection of a new department-wide matter management system that will be implemented over a period of time.

EMPLOYEES

Our ability to bring the right expertise together to address client issues requires a willingness to work and think outside the bounds of a single practice or specialty. Our success depends on our ability to attract and retain highly talented professionals by creating a work environment where individuals and teams thrive and individuals are rewarded for their contributions and our successes. To accomplish those goals and recognize performance, we have adopted a comprehensive rewards program incorporating compensation, training and development opportunities, performance management and special recognition programs.

As of March 31, 2004, we had 588 employees, consisting of 483 consultants and 105 non-billable professionals. The 483 consultants consisted of 63 managing directors, 74 directors, 114 managers and 232 associates and analysts. Of these consultants, 133 have a master’s degree in business administration, 76 are certified public accountants and various others are accredited valuation specialists and forensic accountants. Our managing directors serve clients as advisors and engagement team leaders, originate revenue through new and existing client relationships, and work to strengthen our intellectual capital, develop our people and enhance our reputation. Our directors and managers manage day-to-day client relationships and oversee the delivery and overall quality of our work product. Our associates and analysts gather and organize data, conduct detailed analyses and prepare presentations that synthesize and distill information to support recommendations we deliver to clients.

Our 105 non-billable professionals at March 31, 2004 consisted of 11 managing directors, 15 directors, 13 managers, 36 associates and analysts and 30 assistants. Our non-billable professionals include our senior management team, senior client relationship managers and legal, finance, information technology, marketing and human resource personnel.

We assimilate and support employees in their career progression through training and development programs. We have structured orientation and training programs for new analysts, “milestone” programs to help recently promoted employees quickly become effective in their new roles, and opportunities for self-directed training, including technical and consulting courses. We assign employees internal performance coaches to identify opportunities for development, formal training or certifications.

Our compensation plan includes competitive base salary, incentives and benefits. Under our incentive plan, directors, managers, associates and analysts set goals each year with a performance coach. These

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goals are aligned with our business goals as well as individual interests and development needs. The plan balances our value of teamwork with recognition of individual performance, and incentive compensation is tied to both team and individual performance. Incentives for managing directors are based on their individual performance and their contribution to their practice and to our business as a whole. Funding of the managing director incentive pool is based on our achievement of annual financial goals. In addition, managing directors, directors and managers are eligible for long-term equity incentives.

BUSINESS DEVELOPMENT AND MARKETING

Business development

Our business development activities aim to build relationships and a strong brand reputation with key sources of business and referrals, especially top-tier law firms and the offices of the chief financial officer and general counsel of organizations. We believe that excellent service delivery to clients is critical to building relationships and our brand reputation, and we emphasize the importance of client service to all of our employees.

We generate most of our new business opportunities through relationships that our managing directors have with individuals working in corporations, academic institutions, existing or former clients and top-tier law firms. Although some managing directors spend more time on service delivery than new business development, all of our managing directors understand their important role in ongoing relationship and business development, which is reinforced through our compensation and incentive program. We actively seek to identify new business opportunities, and we frequently receive referrals and repeat business from past and current clients and from the law firms with which we have worked.

In addition, to complement the business development efforts of our managing directors, we recently formed a group of senior client relationship managers, who are focused exclusively on developing client relationships and generating new business through their extensive network of contacts. We also have formed relationships with prominent academics, which we believe may generate new business opportunities.

Marketing

We have a centralized marketing department with a marketing professional assigned to each of our practices. The centralized department coordinates these professionals’ activities, and also develops and coordinates traditional marketing programs, such as participation in seminars, sponsorship of client events and publication of articles in industry publications to actively promote our name and capabilities. The marketing department also manages public relations activities, develops printed marketing materials and performs research and database management to support sales efforts.

COMPETITION

The consulting services industry is extremely competitive, highly fragmented and subject to rapid change. The industry includes a large number of participants with a variety of skills and industry expertise, including other business operations and financial consulting firms, general management consulting firms, the consulting practices of major accounting firms, technical and economic advisory firms, regional and specialty consulting firms and the internal professional resources of organizations. We compete with a large number of service providers in both of our segments. Our competitors often vary depending on the particular practice area. In addition, we also expect to continue to face competition from new entrants because the barriers to entry into consulting services are relatively low.

Business

We believe the principal competitive factors in our market include firm and consultant reputations, client and law firm relationships and referrals, the ability to attract and retain top consultants, the ability to manage engagements effectively and the ability to be responsive and provide high quality services. There is also competition on price, although to a lesser extent due to the critical nature of many of the issues that the types of services we offer address. Many of our competitors have a greater geographic footprint, including an international presence, and name recognition, as well as have significantly greater personnel, financial, technical and marketing resources than we do. We believe that our independence, experience, reputation, industry focus and broad range of professional services enable us to compete favorably and effectively in the consulting marketplace.

FACILITIES

Our principal executive offices are located in a leased facility in Chicago, Illinois, consisting of approximately 62,000 square feet of office space, under a ten-year lease that expires in May 2014. Total annual rent expense for this facility for 2004, including base rent, operating expenses and taxes, will equal $1.7 million. This lease contains scheduled base rent increases over the term of the lease. We have two five-year renewal options under the lease that will allow us to continue to occupy this office space until May 2024. We also have an ongoing expansion option that allows us to lease additional space at such time as the additional space is available for lease, subject to specified notice and election provisions contained in the lease agreement. This facility accommodates our executive team and corporate departments, as well as consultants in each of our practices. We also occupy leased facilities for our five other core offices located in Boston, Houston, New York City, San Francisco and Washington, D.C., as well as smaller offices located in Charlotte and Los Angeles. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available for lease to meet future needs.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this prospectus, we are not a party to or threatened with any litigation or other legal proceeding that, in our opinion, could have a material adverse effect on our business, operating results or financial condition.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth the names and positions of our executive officers and board members, as well as our director nominees, and their ages as of May 31, 2004.

Prior to the consummation of this offering, we expect to appoint four new independent directors, consisting of DuBose Ausley, Deborah A. Bricker, James D. Edwards and John McCartney. They have consented to serve as directors. In addition, we anticipate that Paul G. Yovovich will be added to our board after the consummation of this offering.

Name	Age	Position(s)
Gary E. Holdren	54	Chief Executive Officer, President and Director
George E. Massaro	56	Chief Operating Officer and Director
Gary L. Burge	50	Vice President, Chief Financial Officer and Treasurer
Daniel P. Broadhurst	45	Vice President and Assistant Secretary
Mary M. Sawall	48	Vice President, Human Resources
DuBose Ausley	67	Director Nominee
Deborah A. Bricker	51	Director Nominee
James D. Edwards	60	Director Nominee
John McCartney	51	Director Nominee

The following is information regarding each of our executive officers, board members, director nominees and Mr. Yovovich.

Gary E. Holdren has served as our Chief Executive Officer and President and as a director since May 2004 and as Chief Executive Officer of Huron Consulting Group LLC, our operating subsidiary, since June 2003 and President of Huron Consulting Group LLC since we commenced operations in May 2002. Previously, he was a partner and the midwest director of global client services of Arthur Andersen LLP, where he also served on the U.S. management committee from 1991 to 1998, and the executive council of Andersen Worldwide from 1994 to 1998. Mr. Holdren has more than 30 years of experience consulting with corporations and legal counsels on complex financial and business matters as well as extensive experience serving as an expert witness. He has extensive consulting experience in international tax, antitrust and corporate civil damages and has testified as an accounting and industry expert in federal tax court and federal district courts. Mr. Holdren is a member of the board of directors of the Lyric Opera of Chicago and Cowboy Dreams, a Chicago-area charitable organization. He also serves on the executive committee and board of directors of The Joffrey Ballet of Chicago, and is a member of the Business Advisory Council of the Richard T. Farmer School of Business, Miami University-Ohio. Mr. Holdren is a certified public accountant.

George E. Massaro has served as our Chief Operating Officer and as a director since May 2004 and as Chief Operating Officer of Huron Consulting Group LLC since June 2003. Mr. Massaro joined Huron Consulting Group LLC in August 2002 as a managing director and subsequently became the leader of our disputes and investigation and valuation services practices. Previously, he served as the managing partner of Arthur Andersen LLP’s 1,200 person New England practice from 1998 to 2002 and managing partner of the Boston office from 1995 to 1998. Mr. Massaro has served clients in the financial services and high technology industries. Mr. Massaro serves as a director of Charles River Laboratories, a provider of research products and preclinical services for the biomedical community, and of Eastern

Management

Bank Corporation, an independent mutual bank holding company in New England. He is a certified public accountant.

Gary L. Burge has served as our Vice President, Chief Financial Officer and Treasurer since May 2004 and as Vice President, Chief Financial Officer and Treasurer of Huron Consulting Group LLC since November 2002. Prior to joining us, he served as the chief financial officer for PrimeCo Wireless Communications from 2001 to 2002. From 1999 to 2001, Mr. Burge served as chief financial officer for Morningstar Inc., a globally recognized provider of investment information and services to the individual and institutional marketplace. During his career, he has also held various senior management and leadership roles with 360° Communications Company, a wireless communications company, Sprint Corporation, a global communications company, and Centel Corporation, a telecommunications company, where he held positions in finance, information technology, engineering and mergers and acquisitions. Mr. Burge began his career in professional services with Deloitte & Touche LLP. He is a certified public accountant.

Daniel P. Broadhurst has served as our Vice President and Assistant Secretary since May 2004 and as Vice President and Assistant Secretary of Huron Consulting Group LLC since January 2004 and Managing Director of Huron Consulting Group LLC since May 2002. He is responsible for quality and corporate development as well as providing business and financial consulting services. His expertise covers large and complex litigation matters related to international and domestic tax law, regulatory issues, breach of contract, intellectual property, fraud, tort, environmental, and claims against government agencies. Previously, Mr. Broadhurst was a partner at Arthur Andersen LLP and led the economic and financial consulting group from 1998 through 2002. He is a certified public accountant.

Mary M. Sawall has served as our Vice President, Human Resources since May 2004, as Vice President, Human Resources of Huron Consulting Group LLC since January 2004 and as Managing Director and head of Human Resources of Huron Consulting Group LLC since May 2002 when we commenced operations. Previously, she was executive vice president of human resources at Encore Development, a technology solutions provider, from 2000 to 2001, and at Whittman-Hart Inc., a global business and technology solutions provider, from 1998 to 2000. She has also served as director of human resources for the Illinois practice of Deloitte & Touche LLP and has had financial and administrative management positions at Booz Allen Hamilton, a global strategy and technology consulting firm, and Cambridge Associates, a provider of investment and financial research and consulting services to nonprofit institutions.

DuBose Ausley is a nominee to our board of directors and has consented to serve as a director. He is an employee of Ausley & McMullen, a law firm in Tallahassee, Florida, where he was Chairman for more than 25 years prior to June 2002. Mr. Ausley is also a director of Capital City Bank Group, Inc., a financial services holding company, Tampa Electric Co., Inc. and TECO Energy, Inc., public utilities operating in the State of Florida, Blue Cross and Blue Shield of Florida, Inc. and Sprint Corporation. He was also Chairman of the Capital City Bank Group, Inc. from 1982 to 2003.

Deborah A. Bricker is a nominee to our board of directors and has consented to serve as a director. She has served as the President of Bricker Partners LLC, a private investment and management consulting company, since 1999. Ms. Bricker previously founded and was president of Bricker & Associates, Inc., an operational improvement consulting firm, from 1978 to 1999 when it was sold to Keane, Inc. She currently serves on the board of directors of Forsythe Technology, Inc., a national provider of technology infrastructure solutions, and on the boards of several not-for-profit institutions, including The Goodman Theatre, where she was the immediate past chairman, The Chicago Public Library Foundation, The University of Chicago Hospitals & Health System and The Chicago Public Education Fund.

Management

James D. Edwards is a nominee to our board of directors and has consented to serve as a director. He is the owner of JDE Enterprises Inc., a provider of consulting and independent contractor services. Mr. Edwards retired in 2002 as managing partner-global markets of Arthur Andersen LLP, a position he had held since 1998. Mr. Edwards began his career with Arthur Andersen LLP in 1964 and served in several positions after that time. Mr. Edwards is also a director of IMS Health Incorporated, a global provider of information solutions to the pharmaceutical and healthcare industries, and Transcend Services, Inc., a provider of medical transcription services to the healthcare industry.

John McCartney is a nominee to our board of directors and has consented to serve as a director. He has served as a director of Westcon Group, Inc., a specialty distributor of networking and communications equipment for technology vendors, since August 1998 and was elected chairman of the board of directors in January 2001. Mr. McCartney served as vice chairman of the board of directors of Datatec Limited, a networking technology and services company, from October 1998 until March 2004. Since December 2003, he has served as chairman of the board of First Circle Medical, Inc., a privately held medical therapy company. Since 1998, Mr. McCartney has served as a director of A.M. Castle Corporation, a steel distributor, and he currently serves as lead director and chairman of the audit committee. From June 1997 to March 1998, he held the position of president of 3Com Corporation’s Client Access Unit. He joined the executive management team of US Robotics in March 1984 as vice president and chief financial officer and served in various executive capacities until serving as president and chief operating officer of US Robotics from January 1996 until its merger with 3Com Corporation in June 1997. From 1981 to 1984, Mr. McCartney was vice president of operations of Dur-o-wal, Inc., a company that manufactures and supplies products to the masonry construction industry. From 1976 to 1981, he held the position of manager at Grant Thornton LLP, a public accounting firm. Mr. McCartney is a certified public accountant.

Paul G. Yovovich, 50, is anticipated to be added to our board after consummation of the offering. He served as the Chief Executive Officer of Huron Consulting Group Inc. from our inception through April 2004. Mr. Yovovich has served as president of Lake Capital Management LLC since 1999. Previously, he held a variety of senior executive positions and was president of Advance Ross Corporation, an international financial services company, from 1993 to 1996. Mr. Yovovich serves on the boards of 3Com Corporation, a provider of voice and data networking products, services and solutions, and several private companies.

BOARD OF DIRECTORS

Our certificate of incorporation provides that our board of directors will consist of such number of directors as from time to time fixed by resolution of the board, which currently consists of two persons. We expect to increase the size of our board to include five additional members. Mr. Ausley, Ms. Bricker, Mr. Edwards and Mr. McCartney, nominees to our board, will each be an independent director in accordance with the independence requirements of the NASDAQ National Market and the rules of the SEC. We anticipate adding Mr. Yovovich to our board after consummation of the offering.

Prior to the completion of this offering, our certificate of incorporation will be amended to divide our board into three classes, as nearly equal in number as possible, with one class to be elected each year to serve for a three-year term. Class I directors will have an initial term expiring in 2005, Class II directors will have an initial term expiring in 2006 and Class III directors will have an initial term expiring in 2007.

It is expected that Class I will be comprised of Mr. Yovovich and Mr. Massaro, Class II will be comprised of Ms. Bricker and Mr. Ausley and Class III will be comprised of Messrs. Edwards, Holdren and McCartney.

Management

BOARD COMMITTEES

Prior to the consummation of this offering, we plan to establish an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit committee

The audit committee will be comprised of not fewer than three directors elected by a majority of the board. The audit committee will oversee our accounting and financial reporting processes, as well as the audits of our financial statements, including retaining and discharging our auditors. Our audit committee will comply with the independence requirements of the NASDAQ National Market and the rules of the SEC under the Securities Exchange Act of 1934, as amended. It is expected that the audit committee will be comprised of Messrs. McCartney (Chairperson), Edwards and Ausley.

Compensation committee

The compensation committee will be comprised of not fewer than three directors elected by a majority of the board. The compensation committee will oversee the administration of our benefit plans, review and administer all compensation arrangements for executive officers and establish and review general policies relating to the compensation and benefits of our officers and employees. Our compensation committee will comply with the independence requirements of the NASDAQ National Market. It is expected that the compensation committee will be comprised of Ms. Bricker (Chairperson) and Messrs. McCartney and Ausley.

Nominating and corporate governance committee

The nominating and corporate governance committee will be comprised of not fewer than three directors elected by a majority of the board. The nominating and corporate governance committee’s responsibilities will include identifying and recommending to the board appropriate director nominee candidates and providing oversight with respect to corporate governance matters. Our nominating and corporate governance committee will comply with the independence requirements of the NASDAQ National Market. It is expected that the nominating and corporate governance committee will be comprised of Messrs. Edwards (Chairperson) and Ausley and Ms. Bricker.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Although we had no compensation committee during the year ended December 31, 2003, Mr. Holdren, Mr. Massaro, Ms. Sawall, Mr. Yovovich, our former Chief Executive Officer and president of Lake Capital Management LLC, and Edward A. Kovas, our former Vice President and vice president of Lake Capital Management LLC, participated in various stages of deliberation concerning executive officer compensation. See “Certain relationships and related transactions.”

COMPENSATION OF DIRECTORS

We do not currently compensate our directors for their service as members of our board of directors. After the consummation of this offering, we will pay each of our independent directors $20,000 per year and $1,000 for each meeting of the board of directors or any committee of the board that he or she attends. We also plan to pay a fee for acting as a committee chair and to grant stock options and/or restricted common stock to independent directors under our Omnibus Stock Plan. On the date of this prospectus, we intend to grant to each independent director options exercisable for              shares of our

Management

common stock, assuming a public offering price of $         per share, the mid-point of the range shown on the cover of this prospectus. These options will have a per share exercise price equal to the public offering price. One-third of these options will vest on the grant date and one-third will vest on each of the next two annual meetings. All of our directors will be reimbursed for out-of-pocket expenses for attending board and committee meetings.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth information on compensation earned by Mr. Holdren, our Chief Executive Officer, and each of our next four most highly compensated executive officers for the year ended December 31, 2003. We refer to these officers in this prospectus as our named executive officers.

Summary compensation table

	Annual compensation		Long-term compensation awards—number of securities underlying options (#) (2)	All other compensation ($) (3)
Name and principal position	Salary ($)	Bonus ($)
Gary E. Holdren(1) Chief Executive Officer and President	750,000	500,375		23,878
George E. Massaro Chief Operating Officer	450,000	350,625		24,380
Daniel P. Broadhurst Vice President and Assistant Secretary	485,116	184,167		17,880
Suzanne S. Bettman(4) Vice President, Chief Legal Officer and Secretary	310,065	103,750		13,065
Mary M. Sawall Vice President, Human Resources	225,000	100,000		15,121

(1)	Mr. Holdren has served as our Chief Executive Officer and President since May 2004 and as Chief Executive Officer of Huron Consulting Group LLC since June 2003 and President since we commenced operations in May 2002. During 2003, Paul G. Yovovich served as our named Chief Executive Officer, but received neither compensation nor equity grants from us. Mr. Yovovich resigned from his position as Chief Executive Officer in April 2004.
(2)	See disclosure under “Option grants in fiscal year 2003” below.
(3)	All other compensation details:

	401(k) match ($)	Life insurance premiums ($)	Long-term disability insurance premiums ($)
Mr. Holdren	12,000	4,278	7,600
Mr. Massaro	12,000	6,139	6,241
Mr. Broadhurst	12,000	1,360	4,520
Ms. Bettman	9,208	1,021	2,836
Ms. Sawall	12,000	1,500	1,621

(4)	Ms. Bettman resigned in February 2004.

Management

Option grants in fiscal year 2003

The following table sets forth information concerning the grant of stock options to each of the named executive officers during the last fiscal year. The potential realizable value is calculated based on assumed rates of stock appreciation of 0%, 5% and 10% compounded annually from the date the options were granted until their expiration date. The assumed 0%, 5% and 10% rates of stock appreciation are based on an assumed public offering price of $                    , the mid-point of the range shown on the cover of this prospectus. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth.

Name	Number of securities underlying options granted(1)	Percent of total options granted to employees in fiscal year		Exercise or base price per share	Expiration date	Potential realizable value at assumed rates of stock price appreciation for option term (10 years)
						0%	5%	10%
Gary E. Holdren		4.65%			5/23/13
George E. Massaro		2.32 6.97	% %		5/23/13 12/22/13
Daniel P. Broadhurst		0.70%			5/23/13
Suzanne S. Bettman(2)		0.23%			5/23/13
Mary M. Sawall		0.93%			5/23/13

(1)	All options vest 25% each grant anniversary over four years, subject to the executive’s continued employment.
(2)	These options were cancelled in connection with Ms. Bettman’s resignation in February 2004.

Option values at December 31, 2003

The following table sets forth information concerning the exercise of stock options during 2003 by each of the named executive officers and the value at the end of our 2003 fiscal year of the unexercised options held by the named executive officers. The value realized upon exercise of stock options during 2003 and the value of unexercised in-the-money options are based on an assumed public offering price of $          , the mid-point of the range shown on the cover of this prospectus.

Name	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options at fiscal year end exercisable/ unexercisable (#)	Value of unexercised in-the-money options at fiscal year end exercisable/ unexercisable ($)
Gary E. Holdren
George E. Massaro
Daniel P. Broadhurst
Suzanne S. Bettman(1)
Mary M. Sawall

(1)	The unexercisable options were cancelled in connection with Ms. Bettman’s resignation.

Management

EMPLOYMENT AGREEMENTS

Holdren senior management agreement

Huron Consulting Group LLC has entered into a senior management agreement with Mr. Holdren. The agreement, which was effective as of May 13, 2002, has an initial term of three years and automatically renews for additional one-year periods on an annual basis unless, at least 60 days prior to the expiration of the then-current term, we or Mr. Holdren provide notice that the agreement shall not renew. The agreement provides that Mr. Holdren will report to the chairman of our board of directors. Under the terms of the agreement, in 2004, Mr. Holdren’s minimum annual base salary is $800,000 and his annual performance bonus target is $850,000. His compensation is subject to annual review. Mr. Holdren has received a minimum payment in an amount of $225,000 with respect to his annual bonus for the twelve months ended May 13, 2004 and will receive a minimum payment in an amount of $112,500 with respect to his annual bonus for the twelve months ending May 13, 2005, with such amounts being paid in four quarterly installments during the annual employment period to which they relate. The remaining amount of the annual bonus to be received by Mr. Holdren will be based on the achievement of performance goals set by our compensation committee. Mr. Holdren is also eligible for additional bonuses in the event that our annual earnings exceed targets set by the compensation committee, in amounts that the compensation committee determines to be appropriate.

Mr. Holdren’s agreement provides that if his employment is terminated by us without cause, if he resigns for good reason (as such terms are defined in the agreement) or if he is terminated in connection with a non-renewal of the agreement prior to the fifth anniversary of its execution, Mr. Holdren will be entitled to severance pay of $1,500,000, payable over the twelve-month period following termination, along with continuation of medical and dental benefits during such twelve-month period. All other company provided perquisites and benefits will be subject to the treatment provided under the terms of the applicable plans or programs. If Mr. Holdren is terminated by us without cause or if he resigns for good reason within twelve months of a qualified change of control, the $1,500,000 will be paid in a lump sum. Mr. Holdren or his estate is entitled to severance pay of six-months’ base salary over the six-month period following his death or disability, along with continuation of medical benefits. In order to receive any of these severance payments, Mr. Holdren must execute a general release in favor of us. Mr. Holdren is also entitled to coverage under our directors and officers insurance policy for six years following his termination, subject to specified exceptions and limitations. Mr. Holdren has agreed to certain restrictive covenants that will survive for a period of one to three years following the termination of his employment pursuant to which he will not solicit our clients or interfere with our relationships with our employees or customers.

Mr. Holdren’s agreement provided for the purchase by him of               shares of our common stock pursuant to a separate restricted shares award agreement under our 2002 Equity Incentive Plan. On December 10, 2002, Mr. Holdren purchased the               shares of our common stock, at a purchase price of $        per share. The restricted shares award agreement provides us with repurchase rights with respect to these shares that lapse over a three-year vesting period, subject to acceleration upon the occurrence of certain specified events, including a qualified public offering of shares of our common stock. Pursuant to the acceleration provision, Mr. Holdren’s restricted shares will fully vest immediately prior to the consummation of this offering. In addition, Mr. Holdren will have the ability to exercise certain piggyback registration rights with respect to these shares. Pursuant to these piggyback registration rights, if, following the consummation of this offering, we propose any underwritten public offering of our equity securities pursuant to an effective registration statement under the Securities Act (other than a registration statement relating to our employee benefit plans, exchange offers by us or a merger or acquisition of a business or assets by us), Mr. Holdren is entitled to include his shares of common stock in that registration with all registration expenses paid by us.

Management

Pursuant to a separate restricted shares award agreement under our 2002 Equity Incentive Plan, on December 31, 2002, Mr. Holdren purchased an additional               shares of our common stock. While we currently have repurchase rights with respect to these shares, the repurchase rights will lapse in connection with the consummation of this offering. Mr. Holdren does not have registration rights with respect to these               restricted common shares.

Mr. Holdren has subsequently been granted options to acquire an additional               shares of our common stock under our 2003 Equity Incentive Plan.

Prior to the consummation of this offering, we intend to adopt amendments to Mr. Holdren’s senior management agreement providing Mr. Holdren with certain change of control and increased severance benefits. In general, these amendments will provide that upon the termination of Mr. Holdren’s employment, either by us without cause or by Mr. Holdren with good reason, all of his unvested equity awards will immediately become vested and exercisable and he will be entitled to a lump sum severance payment of two times the total of his then current base salary and target annual bonus. In the event of such a termination, he will also be entitled to a pro-rata bonus for the year during which his termination occurs and 24 months of benefit continuation. If Mr. Holdren’s employment is terminated within the 24 months following a qualified change of control, either by us without cause or by Mr. Holdren with good reason, which includes not being the chief executive officer of the successor entity, all of his unvested equity awards will immediately become vested and exercisable and he will be entitled to severance pay of three times the total of his then current base salary and target annual bonus. In the event of such termination, he will also be entitled to a pro-rata bonus for the year during which his termination occurs, 36 months of benefit continuation, and, if necessary, an excise tax gross-up payment.

Massaro senior management agreement

Huron Consulting Group LLC has also entered into a senior management agreement with Mr. Massaro. Mr. Massaro’s agreement, which was effective August 12, 2002, has an initial three-year term and automatically renews for additional one-year periods on an annual basis unless, at least 60 days prior to the expiration of the then-current term, we or Mr. Massaro provide notice that the agreement shall not renew. Under the terms of the agreement, Mr. Massaro receives a minimum annual base salary of $350,000 and has an annual performance bonus target during his initial three year term of $150,000. His compensation is subject to annual review. Mr. Massaro has a guaranteed minimum bonus payment of $75,000 for the twelve months ending August 12, 2004, payable in quarterly installments during the annual employment period, and a guaranteed minimum bonus payment of $37,500 for the twelve months ending August 12, 2005, also payable in quarterly installments during the annual employment period. The remaining amount of the annual bonus to be received by Mr. Massaro will be based on the achievement of performance goals set by the compensation committee. Mr. Massaro is also eligible for additional bonuses in the event that our annual earnings exceed targets set by our compensation committee, in amounts that the compensation committee determines to be appropriate.

Mr. Massaro was also granted options to acquire               shares of our common stock under our 2002 Equity Incentive Plan at the time his employment commenced. Mr. Massaro has subsequently been granted options to acquire an additional               shares of our common stock under our 2002 Equity Incentive Plan and options to acquire an additional               shares of our common stock under our 2003 Equity Incentive Plan. In accordance with the original terms of the grants under our 2002 Equity Incentive Plan, the options granted under that plan will vest in full in connection with the consummation of this offering.

Mr. Massaro’s agreement provides that if his employment is terminated by us without cause or if he resigns for good reason (as such terms are defined in the agreement) he will be entitled to severance pay equal to six months’ base salary, which amount is subject to offset for remuneration earned by

Management

Mr. Massaro during the six-month period following such a termination. In order to receive such severance payments, Mr. Massaro must execute a general release in favor of us. Mr. Massaro or his estate is entitled to severance pay of three months base salary payable over the three-month period following his death or disability, along with continuation of medical benefits. Mr. Massaro has also agreed to certain restrictive covenants that will survive for one year following the termination of his employment pursuant to which, among other things, he will not solicit our clients or interfere with our relationships with our employees or customers.

Prior to the consummation of this offering, we intend to adopt amendments to Mr. Massaro’s senior management agreement and to enter into a severance agreement with Mr. Massaro. Pursuant to the severance agreement, upon the termination of Mr. Massaro’s employment, either by us without cause or by Mr. Massaro for good reason, all of his unvested equity awards will continue to vest for one year and he will be entitled to a lump sum severance payment equal to the total of one year of his then current base salary and his then current target annual bonus. In the event of such a termination, he will also be entitled to a pro-rata bonus for the year during which his termination occurs and 12 months of benefit continuation. Pursuant to the amendments to Mr. Massaro’s senior management agreement, upon the termination of Mr. Massaro’s employment within the 24 months following a qualified change of control either by us without cause or by Mr. Massaro due to a qualifying event, all of his unvested equity awards that were granted prior to such qualified change of control will immediately become vested and exercisable and he will be entitled to severance pay of two times the total of his then current base salary and target annual bonus. In the event of such a termination, he will also be entitled to a pro-rata bonus for the year during which his termination occurs and 24 months of benefit continuation. In certain situations, Mr. Massaro may be entitled to an excise tax gross-up payment, or his severance benefits may be reduced to limit his excise tax burden.

Broadhurst senior management agreement

Huron Consulting Group LLC has also entered into a senior management agreement with Mr. Broadhurst. Mr. Broadhurst’s agreement, which was effective May 15, 2002, has an initial three-year term and automatically renews for additional one-year periods on an annual basis unless, at least 60 days prior to the expiration of the then-current term, we or Mr. Broadhurst provide notice that the agreement shall not renew. Under the terms of the agreement, Mr. Broadhurst receives an annual base salary of no less than $485,000, an annual target bonus for the initial term of $260,000 and has received a guaranteed minimum bonus payment of $130,000 with respect to such bonus for the twelve months ended May 15, 2004 and has a guaranteed minimum bonus payment of $65,000 for the twelve months ending May 15, 2005, to be paid in quarterly installments during the annual employment period. The remaining amount of the annual bonus to be received by Mr. Broadhurst will be based on the achievement of performance goals set by the compensation committee. Mr. Broadhurst is also eligible for additional bonuses in the event that our annual earnings exceed targets set by the compensation committee, in amounts that the compensation committee determines to be appropriate.

Mr. Broadhurst was also granted options to acquire                  shares of our common stock under our 2002 Equity Incentive Plan at the time his employment commenced. In accordance with the original terms of the grant, these options will vest in full in connection with the consummation of this offering. Mr. Broadhurst has subsequently been granted options to acquire an additional                  shares of our common stock under our 2003 Equity Incentive Plan, which will not vest as a result of the consummation of this offering.

Mr. Broadhurst’s agreement provides that if his employment is terminated by us without cause or if he resigns for good reason (as such terms are defined in the agreement) he will be entitled to severance pay equal to six months’ base salary, which amount is subject to offset for remuneration earned by

Management

Mr. Broadhurst during the six-month period following such a termination. In order to receive such severance payments, Mr. Broadhurst must execute a general release in favor of us. Mr. Broadhurst or his estate is entitled to severance pay of three months’ base salary payable over the three-month period following his death or disability, along with continuation of medical benefits. Mr. Broadhurst has also agreed to certain restrictive covenants that will survive for one year following the termination of his employment pursuant to which, among other things, he will not solicit our clients or interfere with our relationships with our employees or customers.

Prior to the consummation of this offering, we intend to adopt amendments to Mr. Broadhurst’s senior management agreement and to enter into a severance agreement with Mr. Broadhurst. Pursuant to the severance agreement, upon the termination of Mr. Broadhurst’s employment, either by us without cause or by Mr. Broadhurst for good reason, all of his unvested equity awards will continue to vest for one year and he will be entitled to severance pay equal to one year of his then current base salary paid over his 12 month severance period in accordance with our payroll practices. In the event of such a termination, he will also be entitled to a pro-rata bonus for the year during which his termination occurs and 12 months of benefit continuation. Pursuant to the amendments to Mr. Broadhurst’s senior management agreement, if Mr. Broadhurst’s employment is terminated within the 24 months following a qualified change of control, either by us without cause or by Mr. Broadhurst due to a qualifying event, all of his unvested equity awards that were granted prior to such qualified change of control will immediately become vested and exercisable and he will be entitled to severance pay equal to the total of one year of his then current base salary and his then current target annual bonus. In the event of such a termination, he will also be entitled to a pro-rata bonus for the year during which his termination occurs and 12 months of benefit continuation. In certain situations, these benefits may be reduced to limit Mr. Broadhurst’s excise tax burden.

Bettman senior management agreement

Huron Consulting Group LLC had entered into a senior management agreement with Ms. Bettman prior to her resignation in February 2004. Ms. Bettman did not receive any severance pay in connection with her resignation. Certain restrictive covenants of the agreement survive for one year following her resignation pursuant to which, among other things, she agreed not to solicit our clients or interfere with our relationships with our employees or customers.

Sawall senior management agreement

Huron Consulting Group LLC has entered into a senior management agreement with Ms. Sawall. Ms. Sawall’s agreement, which was effective May 1, 2002, has an initial one-year term and automatically renews for additional one-year periods on an annual basis unless, at least 60 days prior to the expiration of the then-current term, we or Ms. Sawall provide notice that the agreement shall not renew. Under the terms of the agreement, Ms. Sawall receives an annual base salary of no less than $225,000 and is eligible to participate in our annual performance bonus plan. Ms. Sawall is also eligible for additional bonuses in the event that our annual earnings exceed targets set by the compensation committee, in amounts that the compensation committee determines to be appropriate.

Ms. Sawall was also granted options to acquire                  shares of our common stock under our 2002 Equity Incentive Plan at the time her employment commenced. Ms. Sawall has subsequently been granted options to acquire an additional                  shares of our common stock under our 2002 Equity Incentive Plan and options to acquire an additional                  shares of our common stock under our 2003 Equity Incentive Plan. In accordance with the original terms of the grants under our 2002 Equity Incentive Plan, the options granted under that plan will vest in full in connection with the consummation of this offering.

Ms. Sawall’s agreement provides that if her employment is terminated by us without cause or if she resigns for good reason (as such terms are defined in the agreement) she will be entitled to severance pay equal to

Management

six months’ base salary, which amount is subject to offset for remuneration earned by Ms. Sawall during the six-month period following such a termination. In order to receive such severance payments, Ms. Sawall must execute a general release in favor of us. Ms. Sawall or her estate is entitled to severance pay of three months’ base salary payable over the three-month period following her death or disability, along with continuation of medical benefits. Ms. Sawall has also agreed to certain restrictive covenants that will survive for one year following termination of her employment pursuant to which, among other things, she will not interfere with our relationships with our employees or customers.

Prior to the consummation of this offering, we intend to adopt amendments to Ms. Sawall’s senior management agreement and to enter into a severance agreement with Ms. Sawall. Pursuant to the severance agreement, upon the termination of Ms. Sawall’s employment, either by us without cause or by Ms. Sawall for good reason, all of her unvested equity awards will continue to vest for one year and she will be entitled to severance pay equal to one year of her then current base salary paid over her 12 month severance period in accordance with our payroll practices. In the event of such a termination, she will also be entitled to a pro-rata bonus for the year during which her termination occurs and 12 months of benefit continuation. Pursuant to the amendments to Ms. Sawall’s senior management agreement, if Ms. Sawall’s employment is terminated within the 24 months following a qualified change of control, either by us without cause or by Ms. Sawall due to a qualifying event, all of her unvested equity awards that were granted prior to such qualified change of control will immediately become vested and exercisable and she will be entitled to severance pay equal to the total of one year of her then current base salary and her then current target annual bonus. In the event of such a termination, she will also be entitled to a pro-rata bonus for the year during which her termination occurs and 12 months of benefit continuation. In certain situations, these benefits may be reduced to limit Ms. Sawall’s excise tax burden.

EQUITY INCENTIVE PLANS

Existing equity incentive plans

We have adopted three equity incentive plans (our 2003 Equity Incentive Plan, our 2002 Equity Incentive Plan and our Amended and Restated 2002 Equity Incentive Plan (California)). Our existing equity incentive plans provide for the grant of equity options, equity appreciation rights and equity awards to our officers, employees, third-party consultants and advisors. Following the consummation of this offering, we will issue future stock-based awards only under our 2004 Omnibus Stock Plan described below.

We have reserved             shares of common stock for issuance under our three existing equity incentive plans. Of that number, as of March 31, 2004, a total of             shares have been issued as past awards or are reserved for issuance under outstanding awards, consisting of             shares subject to restricted stock awards and shares issuable upon the exercise of options, with a weighted average exercise price of $             per share. Following the consummation of this offering,                      shares subject to restricted stock awards granted in 2002 will be fully vested and options exercisable for             shares issued pursuant to our 2002 Equity Incentive Plan and options exercisable for              shares issued pursuant to our 2002 Equity Incentive Plan (California) will be fully vested.

Our compensation committee will administer our existing equity incentive plans following the consummation of this offering. Our compensation committee may amend, suspend or terminate the plans at any time. Additionally, our compensation committee may amend the terms of any outstanding awards, except that any award amendment that would adversely affect the rights of an award holder must be consented to by the award holder, unless the amendment is made either to avoid an expense charge to our company or to allow us take a deduction under the tax code.

Management

2004 Omnibus Stock Plan

Prior to the consummation of this offering, we intend to adopt a new 2004 Omnibus Stock Plan, or the Omnibus Plan, which will replace our existing plans for grants of equity-based compensation following the consummation of this offering. There are several types of awards that may be granted under the Omnibus Plan: stock options (including both incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code and nonqualified options, which are options that do not qualify as ISOs), stock appreciation rights, restricted stock, phantom stock, stock bonus awards, and other equity-based awards valued in whole or in part by reference to, or otherwise based on, our common stock. A total of             shares of common stock are reserved for issuance under the Omnibus Plan, subject to equitable adjustment upon certain corporate transactions or events. Shares subject to an award that remain unissued upon the cancellation or termination of the award will again become available for award under the Omnibus Plan, as shall any shares subject to an award that are retained by us as payment of the exercise price or tax withholding obligations and previously owned shares surrendered to us as payment of the exercise price of an option or to satisfy tax withholding obligations. In addition, to the extent an award is paid or settled in cash, the number of shares previously subject to the award shall again be available for grants pursuant to the Omnibus Plan.

The Omnibus Plan will be administered by our compensation committee. Our officers, employees and non-employee directors and third-party consultants are eligible to receive awards under the Omnibus Plan in the discretion of the compensation committee. The compensation committee will have the responsibility for interpreting the plan and determining all of the terms and conditions of awards made under the plan, including when they will become exercisable or otherwise vest. The compensation committee has the authority to accelerate the exercisability and/or vesting of any outstanding award at such times and under such circumstances as it deems appropriate. The Omnibus Plan may be amended by our board, subject to stockholder approval where necessary to satisfy legal or regulatory requirements. The Omnibus Plan will terminate not later than the tenth anniversary of its adoption. Awards granted before the termination of the Omnibus Plan may extend beyond that date in accordance with their terms.

The Omnibus Plan is intended to permit the grant of performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, which generally limits the deduction that we may take for compensation of our five most senior executive officers. Under Section 162(m), certain compensation, including compensation based on the attainment of performance goals, will not be subject to this limitation if certain requirements are met. The vesting of awards that are intended to qualify as performance based compensation will be based upon business criteria as established by the compensation committee from time to time.

To date, no awards have been granted under the Omnibus Plan. Inasmuch as awards under the Omnibus Plan will be granted at the sole discretion of our compensation committee, it is not possible at this time to determine either the persons who will receive awards under the Omnibus Plan or the amount of any such awards. On the date of effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 covering the shares of our common stock reserved for issuance under the Omnibus Plan and our existing equity incentive plans. On the date of this prospectus, we intend to grant pursuant to the Omnibus Plan              shares of restricted stock to certain of our executive officers and employees and options exercisable for          shares of our common stock, with a per share exercise price equal to the public offering price and assuming a public offering price of $           per share, the mid-point of the range shown on the cover of this prospectus, to each of our independent directors.

Certain relationships and related transactions

The following organizational chart sets forth the corporate structure and ownership of us and of HCG Holdings LLC after giving effect to this offering (without giving effect to the exercise of the underwriters’ over-allotment option). Our post-offering ownership structure gives effect to the issuance by us of              shares of restricted common stock to certain of our executive officers and employees on the date of this prospectus, but does not give effect to              shares of common stock issuable upon the exercise of outstanding options, including              shares issuable upon the exercise of options to be issued to our independent directors on the date of this prospectus.

(1)	The executive officers, board members and the director nominee included in this group are Messrs. Broadhurst, Burge, Holdren, Massaro and McCartney. These individuals collectively hold 2.1% of the common interests and 2.3% of the preferred interests in HCG Holdings LLC. The remaining 3.8% of the common interests and 4.2% of the preferred interests in HCG Holdings LLC held by this group reflects the interests held by certain of our other managing directors.

HCG Holdings LLC

On April 23, 2002, Lake Capital Management LLC, Lake Huron Investors LLC, PPM America Private Equity Fund, L.P., or PPM LP, and Old Hickory Fund I, LLC, or Old Hickory, organized HCG Holdings LLC for the purpose of forming Huron Consulting Group Inc. with capital from these investors. Between April and June 2002, HCG Holdings LLC acquired an aggregate of 12,500 shares of our 8% preferred stock for an aggregate consideration of $12.5 million and an aggregate of approximately         million shares of our common stock at a purchase price of $        per share for an aggregate consideration of approximately $0.3 million. The 8% preferred stock has a stated value of $1,000 and accrues dividends on a daily basis, compounded annually, at a rate of 8% of the stated value. During 2002, we also received

Certain relationships and related transactions

proceeds of approximately $10.1 million from the issuance of 8% promissory notes to HCG Holdings LLC. Interest on the promissory notes, which is payable annually, accrues at a rate of 8% per year. The 8% promissory notes mature five years and six months from the date of issuance, subject to mandatory prepayment upon the occurrence of specified events, including the consummation of this offering.

HCG Holdings LLC currently owns approximately 94% of our outstanding common stock and all of our outstanding 8% preferred stock and 8% promissory notes. HCG Holdings LLC is controlled by Lake Capital Partners LP and Lake Capital Management LLC. The remaining equity interests in HCG Holdings LLC are held by PPM LP, Old Hickory and other institutional investors, some of our executive officers and other managing directors, each of our board members, a director nominee and approximately 30 other holders. The executive officers and members or nominee of our board holding interests in HCG Holdings LLC are Messrs. Broadhurst, Burge, Holdren, Massaro and McCartney, who hold 0.1%, 0.1%, 1.7%, 0.2% and 0.1%, respectively, of the common interests and 0.1%, 0.1%, 1.9%, 0.2% and 0.1%, respectively, of the preferred interests in HCG Holdings LLC. Mr. Yovovich, whom we expect to add to our board after the consummation of this offering, is president of Lake Capital Management LLC and also has equity interests in HCG Holdings LLC. Upon consummation of this offering, we will use approximately $             million of our estimated net proceeds to redeem our outstanding 8% preferred stock and approximately $             million to repay our outstanding 8% promissory notes. See “Use of Proceeds.” We expect that substantially all of the proceeds that HCG Holdings LLC receives in connection with its investment in us, including with respect to the proceeds it receives from the $1.25 million special dividend that we intend to pay prior to the consummation of this offering, the sale of the shares being offered by it in this offering, the redemption of the outstanding 8% preferred stock and the repayment by us of the 8% promissory notes, will be distributed by HCG Holdings in accordance with its organizational documents. Assuming that, on June 15, 2004, the special dividend was paid, this offering was consummated at a public offering price of $          per share, the mid-point of the range shown on the cover of this prospectus, we redeemed the 8% preferred stock and repaid the 8% promissory notes, and HCG Holdings LLC distributed all of the proceeds received by it in connection with the foregoing, Messrs. Broadhurst, Burge, Holdren, Massaro and McCartney would receive a payment of approximately $                , $                , $                , $                 and $                , respectively.

Management agreement and services

On April 23, 2002, HCG Holdings LLC entered into a Management Agreement on our behalf with Lake Capital Management LLC, which led the group of investors that sponsored our formation, pursuant to which Lake Capital Management LLC agreed to assist in our formation and provide general management services for us. In 2002, Lake Capital Management LLC was paid fees of $1.5 million under this agreement, $0.5 million of which was paid by offsetting amounts outstanding under a promissory note issued by Lake Capital Management LLC to us. Upon termination of the agreement in July 2002, we paid Lake Capital Management LLC an additional $1.0 million, which was paid by offsetting amounts outstanding under a promissory note. The only provisions of the agreement surviving termination relate to the limitation of Lake Capital Management LLC’s liability for losses arising out of the services performed under the agreement and our obligation to indemnify Lake Capital Management LLC and persons related to it against such losses or liabilities, subject to specified exceptions. Mr. Yovovich has served as a president of Lake Capital Management LLC since 1999.

From time to time, Huron Consulting Group LLC reimburses Lake Capital Management LLC for its out-of-pocket expenses in connection with its provision of requested management advice. Under this arrangement, we paid approximately $195,600 for the partial year ended December 31, 2002, approximately $97,000 for the year ended December 31, 2003 and $12,300 for the three months ended

Certain relationships and related transactions

March 31, 2004. Certain employees of Lake Capital Management LLC have served as officers and directors of Huron Consulting Group Inc. and Huron Consulting Group LLC until May 2004.

Advisory services agreement

On April 23, 2002, HCG Holdings LLC entered into an Advisory Services Agreement on our behalf with PPM LP which owns approximately 31% of the equity interests in HCG Holdings LLC, pursuant to which PPM LP agreed to provide general management and other corporate advisory services to us. In 2002, PPM LP was paid $0.3 million under this agreement. The agreement was terminated in July 2002. The only provision of the agreement surviving termination relates to the limitation of PPM LP’s liability for losses arising out of the services performed under the agreement.

Registration rights—Holdren

On December 10, 2002, Mr. Holdren purchased               shares of our common stock, at a purchase price of $        per share, pursuant to a restricted shares award agreement under our 2002 Equity Incentive Plan. The restricted shares award agreement grants Mr. Holdren certain piggyback registration rights with respect to these shares. Pursuant to these piggyback registration rights, if, following the consummation of this offering, we propose any underwritten public offering of our equity securities pursuant to an effective registration statement under the Securities Act (other than a registration statement relating to our employee benefit plans, exchange offers by us or a merger or acquisition of a business or assets by us), Mr. Holdren is entitled, subject to certain limitations, to include his shares of restricted common stock in that registration with all registration expenses paid by us.

Registration rights—HCG Holdings LLC

Prior to the consummation of this offering, we and HCG Holdings LLC will enter into an agreement pursuant to which we will provide HCG Holdings LLC certain demand, piggyback and shelf registration rights with respect to the                  shares (                 shares if the underwriters’ over-allotment option is exercised in full) of our common stock held by it immediately following the consummation of this offering. These shares are referred to as registrable securities. Pursuant to the demand registration rights, HCG Holdings LLC may require us to prepare and file a registration statement under the Securities Act of 1933, as amended, at our expense, covering all or a portion of the registrable securities if the shares to be included in that registration will generate anticipated aggregate net proceeds to us of at least $40.0 million. Under these demand registration rights, we are required to use our best efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than six demand registrations. Once we become eligible to file a registration statement on Form S-3, HCG Holdings LLC may require us to register all or a portion of the registrable securities on a registration statement on Form S-3, subject to specific conditions and limitations. We are not obligated to effect more than two of these shelf registrations on Form S-3 in any twelve-month period. Pursuant to the piggyback registration rights, HCG Holdings LLC also has the right to include the registrable securities in an unlimited number of other registrations of our common stock initiated by us or on behalf of other stockholders. HCG Holdings LLC will have priority over any stockholder granted registration rights after the date of this offering in any subsequent registration statement. The registration rights may be transferred by HCG Holdings LLC to any transferee, subject to some conditions.

Lake Capital Management LLC

We have an arrangement whereby we share with Lake Capital Management LLC season tickets for a luxury suite at Soldier Field for home games of the Chicago Bears that we use to entertain current and prospective clients. Under this arrangement, we paid $65,000 for the 2003 season and are responsible for $66,495 for the 2004 season.

Certain relationships and related transactions

Family relationships

Mr. Massaro’s son-in-law, Marc Mercier, is currently employed by us as an associate. In this capacity, he received total salary and bonus of approximately $61,250 and $22,700 in the year ended December 31, 2003 and the partial year ended December 31, 2002, respectively.

Highline Technology LLC

Huron Consulting Group LLC entered into an agreement, effective as of September 3, 2003, with Highline Technology LLC, an entity in which Mr. Yovovich owns 40%, pursuant to which Highline provides management of information technology services and special intellectual technology projects and solution integration. We pay quarterly fees of $31,250, plus expenses, during the term of the agreement, which can be terminated by either party upon 30 days prior written notice to the other party any time after December 31, 2004. No payments were made under the agreement in 2003, and a total of approximately $111,100 has been paid in 2004.

Principal and selling stockholders

The following table sets forth, as of                     , 2004, certain information regarding the beneficial ownership of our common stock by:

➢	each person known by us to beneficially own 5% or more of our common stock;

➢	each member of our board of directors and each director nominee;

➢	each of our named executive officers;

➢	all directors and executive officers as a group; and

➢	the selling stockholder.

Beneficial ownership is determined according to the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

The following table lists applicable percentage ownership based on              shares of common stock outstanding as of                     , 2004, which gives effect to a              for              stock split of our Class A common stock and Class B common stock and to the conversion of all of our outstanding shares of Class A common stock and Class B common stock into shares of our common stock, on a one-for-one basis, each of which will occur prior to the completion of this offering. The following table also lists applicable percentage ownership based on              shares of common stock outstanding after completion of this offering. Options to purchase shares of our common stock that are exercisable within 60 days of                     , 2004 are deemed to be beneficially owned by the persons holding these options, and outstanding, for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. Except as noted below, this table does not take into account the underwriters’ over-allotment option.

	Beneficial ownership prior to offering			Beneficial ownership after offering
Name of beneficial owner(1)	Shares	%	Shares offered	Shares	%
HCG Holdings LLC(2)		%			%
Terence M. Graunke(2)
Paul G. Yovovich(2)
Gary E. Holdren(3)
George E. Massaro(4)
Daniel P. Broadhurst(5)
Suzanne S. Bettman(6)
Mary M. Sawall(7)
DuBose Ausley
Deborah A. Bricker
James D. Edwards
John McCartney(8)
All directors and executive officers as a group ( persons)(9)

*	indicates less than 1% ownership.
(1)	The principal address of HCG Holdings LLC, Terence M. Graunke and Paul G. Yovovich is c/o Lake Capital Partners LP, 676 North Michigan Avenue, Suite 3900, Chicago, Illinois 60611. The principal address for each of the other stockholders listed below is c/o Huron Consulting Group Inc., 550 West Van Buren Street, Chicago, Illinois 60607.

Principal and selling stockholders

(2)	Lake Capital Partners LP and Lake Capital Management LLC are members of HCG Holdings LLC and collectively have investment and voting control over the shares of our common stock held by HCG Holdings LLC. Lake Capital Investment Partners LP is the sole general partner of Lake Capital Partners LP and Lake Partners LLC is the sole general partner of Lake Capital Investment Partners LP. Terence M. Graunke and Paul G. Yovovich are the members of Lake Partners LLC and have investment and voting control over, and may be deemed to be the beneficial owners of, the shares ultimately controlled by that entity. Mr. Graunke is also the controlling member of Lake Capital Management LLC and, pursuant to the Lake Capital Management LLC operating agreement, has investment and voting control over, and may be deemed to be the beneficial owner of, the shares controlled by that entity. Each of Mr. Graunke and Mr. Yovovich disclaims beneficial ownership of the shares of common stock owned by HCG Holdings LLC.
(3)	Includes shares issuable upon exercise of options that are exercisable currently or within 60 days of , 2004. Also includes shares of restricted common stock to be granted on the date of this prospectus. Includes shares held in trust for Mr. Holdren’s wife and children as to which he disclaims beneficial ownership. Does not include any shares in respect of Mr. Holdren’s ownership of 1.7% of the outstanding common interests in HCG Holdings LLC.
(4)	Includes shares issuable upon exercise of options that are exercisable currently or within 60 days of , 2004, including shares issuable upon exercise of options that will vest in full in connection with the consummation of this offering pursuant to their terms. Also includes shares of restricted common stock to be granted on the date of this prospectus. Does not include any shares in respect of Mr. Massaro’s ownership of 0.2% of the outstanding common interests in HCG Holdings LLC.
(5)	Includes shares issuable upon exercise of options that are exercisable currently or within 60 days of , 2004, including shares issuable upon exercise of options that will vest in full in connection with the consummation of this offering pursuant to their terms. Also includes shares of restricted common stock to be granted on the date of this prospectus. Does not include any shares in respect of Mr. Broadhurst’s ownership of 0.1% of the outstanding common interests in HCG Holdings LLC.
(6)	Does not include any shares in respect of Ms. Bettman’s ownership of 0.04% of the outstanding common interests in HCG Holdings LLC.
(7)	Includes shares issuable upon exercise of options that are exercisable currently or within 60 days of , 2004, including shares issuable upon exercise of options that will vest in full in connection with the consummation of this offering pursuant to their terms. Also includes shares of restricted common stock to be granted on the date of this prospectus.
(8)	Mr. McCartney owns 0.1% of the outstanding common interests in HCG Holdings LLC.
(9)	Includes an aggregate of shares issuable upon exercise of options held by members of the group that are exercisable currently or within 60 days of , 2004, including shares issuable upon exercise of options that will vest in full in connection with the consummation of this offering pursuant to their terms. Also includes shares of restricted common stock to be granted on the date of this prospectus. Does not include any shares in respect of the 2.2% of the outstanding common interests collectively held by members of the group.

Description of capital stock

The following is a description of the material terms of our certificate of incorporation and bylaws, as each is anticipated to be in effect upon the consummation of this offering, and of certain provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of our certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Delaware law.

As of June 15, 2004, there were five holders of our Class A common stock and 53 holders of our Class B common stock. The Class A common stock and Class B common stock are identical in all respects, except that the Class B common stock does not have any voting rights. Pursuant to the terms of our certificate of incorporation, immediately prior to the consummation of this offering, each share of our Class A common stock will convert into one share of our common stock, each share of our Class B common stock will automatically convert into one share of our common stock, and the Class A common stock and Class B common stock will cease to exist as separate classes of stock.

Immediately following the closing of this offering, our authorized capital stock will consist of:

➢	shares of common stock, par value $.01 per share;

➢	shares of 8% preferred stock, par value $.01 per share; and

➢	shares of preferred stock.

Upon the closing of this offering, there will be              shares of common stock and no shares of preferred stock issued and outstanding. We intend to use approximately $             million of our net proceeds from this offering to optionally redeem all of our outstanding 8% preferred stock upon consummation of this offering, as described in the section of this prospectus entitled “Use of proceeds,” and upon full redemption, the 8% preferred stock will cease to exist as a separate class of capital stock.

COMMON STOCK

Voting

The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors, and do not have any right to cumulate votes in the election of directors.

Dividends

Subject to the rights and preferences of the holders of any shares of our 8% preferred stock or any series of preferred stock which may at the time be outstanding, holders of our common stock are entitled to such dividends as our board of directors may declare out of funds legally available.

Liquidation rights

In the event of any liquidation, dissolution or winding-up of our affairs, after payment of all of our debts and liabilities and subject to the rights and preferences of the holders of any outstanding shares of our 8% preferred stock or any series of our preferred stock, the holders of our common stock will be entitled to receive the distribution of any of our remaining assets.

Other matters

Holders of our common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to the common stock. All outstanding shares of our common stock are, and the shares of our common stock to be sold in this offering when issued and paid for will be, validly issued, fully paid and non-assessable.

Description of capital stock

8% PREFERRED STOCK

We intend to use approximately $             million of our net proceeds from this offering to optionally redeem all of our outstanding 8% preferred stock, as described in the section of this prospectus entitled “Use of proceeds.”

Dividends

The 8% preferred stock accrues dividends on a daily basis at the rate of 8% per annum, compounded annually, on its stated value per share, from and including the date of issuance of the share until the earlier of our liquidation, dissolution or the winding-up of our affairs or the redemption or conversion of the share in accordance with its terms. The 8% preferred stock has a stated value of $1,000 per share, subject to adjustment. Each share of 8% preferred stock is also entitled to receive any dividends paid on shares of our common stock as if each share of 8% preferred stock were equal to the number of shares of common stock determined by dividing (a) the stated value of the share of 8% preferred stock by (b) the market price of a share of common stock. Under our certificate of incorporation, the market price of a share of common stock is determined based upon the trading pricing of our common stock or, in the event our common stock is not listed for trading, as reasonable determined by our board.

At any time shares of 8% preferred stock are issued and outstanding, we will be prohibited from declaring or paying dividends on or making any distribution in respect of our common stock or any other capital stock ranking junior to the 8% preferred stock as to dividends or other distributions unless prior to or concurrently with such declaration, payment or distribution all accumulated and unpaid dividends on the 8% preferred stock shall have been fully paid or declared with funds irrevocably set apart for payment. HCG Holdings LLC has waived this condition in connection with the special dividend declared by us on May 12, 2004. See “Dividend Policy”.

Liquidation preference

In the event of any liquidation, dissolution or winding-up of our affairs, each holder of our 8% preferred stock will be entitled to receive, out of our assets available for distribution to stockholders, a liquidation preference in an amount of cash equal to the then current stated value of the shares of 8% preferred stock held plus all accrued and unpaid dividends. After the payment of the liquidation preference in full, our remaining assets available for distribution to stockholders will be distributed first to the holders of any securities that rank senior to our common stock as to liquidation and then ratably, on a share for share basis, to the holders of common stock and the holders of 8% preferred stock and any other holders of securities ranking on a parity with shares of our common stock as to liquidation. The liquidation preference and the pro rata portion of the 8% preferred stock’s liquidation participation amount are collectively referred to as the liquidation amount.

Redemption at our option

We may, at any time, redeem all or any portion of any outstanding shares of 8% preferred stock. If we elect to optionally redeem shares of 8% preferred stock, we will pay a price per share of 8% preferred stock equal to the liquidation amount, calculated as if we were to be liquidated as of the date of the redemption. Any optional redemptions by us will be made to each holder of outstanding shares of 8% preferred stock pro rata based on the aggregate liquidation amount of the 8% preferred stock held by each holder.

PREFERRED STOCK

We are authorized to issue up to              shares of preferred stock. Our certificate of incorporation authorizes our board, without any further stockholder action or approval, to issue these shares in one or more classes or series, to establish from time to time the number of shares to be included in each class or

Description of capital stock

series and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of its qualifications, limitations or restrictions. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. We currently have no plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, OUR BYLAWS AND DELAWARE LAW

Provisions of our certificate of incorporation, bylaws and Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified board of directors

Our certificate of incorporation provides for a board of directors divided into three classes, as nearly equal in number as possible, with one class to be elected each year to serve for a three-year term. The provision for a classified board will have the effect of making it more difficult for stockholders to change the composition of our board.

Number of directors; removal for cause; filling vacancies

Our certificate of incorporation and our bylaws provide that the number of directors will be fixed from time to time by an affirmative resolution of our board. Upon the closing of this offering, the size of our board will be fixed at seven directors.

Under the General Corporation Law of the State of Delaware, or the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation and bylaws provide that directors may be removed from office only for cause and only by the affirmative vote of the holders of at least two-thirds of the shares then entitled to vote generally in an election of directors, voting together as a single class. Our certificate of incorporation and bylaws also provide that any vacancies or newly created directorships on our board will be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors remains. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or the new directorship was created and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

The director removal and vacancy provisions will make it more difficult for a stockholder to remove incumbent directors and simultaneously gain control of the board by filling vacancies created by such removal with its own nominees.

Special meetings of stockholders

Our certificate of incorporation and bylaws deny stockholders the right to call a special meeting of stockholders. Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by a majority of our entire board of directors or the chairman of our board.

Stockholder action by written consent

Our certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting, and does not permit the stockholders to act by written consent without a meeting.

Description of capital stock

Stockholder proposals

At an annual meeting of stockholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of stockholders, business must be specified in the notice of the meeting (or any supplement to that notice), brought before the meeting by or at the direction of the board (or any duly authorized committee of the board) or properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must:

➢	be a stockholder of record on the date of the giving of the notice for the meeting;

➢	be entitled to vote at the meeting; and

➢	have given timely written notice of the business to our secretary.

To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after the anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first given to stockholders.

A stockholder’s notice to the secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:

➢	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

➢	the name and address, as they appear on our books, of the stockholder proposing such business;

➢	the class or series and number of our shares which are owned beneficially or of record by the stockholder proposing the business;

➢	a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in the business; and

➢	a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting.

Similarly, at a special meeting of stockholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of a majority of the entire board of directors or the chairman of our board.

Nomination of candidates for election to our board

Under our bylaws, only persons that are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders by or at the direction of our board (or any duly authorized committee of the board) or properly nominated by a stockholder. To properly nominate a director, a stockholder must:

➢	be a stockholder of record on the date of the giving of the notice for the meeting;

➢	be entitled to vote at the meeting; and

➢	have given timely written notice in proper written form to our secretary.

Description of capital stock

To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices:

➢	in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting of our stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after the anniversary date of the last annual meeting, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first given to stockholders; and

➢	in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of such meeting was first given to stockholders.

To be in proper written form, a stockholder’s notice to the secretary must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected and must set forth:

➢	as to each person whom the stockholder proposes to nominate for election as a director:

–  the name, age, business address and residence address of the person;

–  the principal occupation or employment of the person;

–  the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and

–  any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder; and

➢	as to the stockholder giving the notice:

–  the name and record address of such stockholder;

–  the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder;

–  a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

–  a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

–  any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Amendment of certificate of incorporation and bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend or repeal a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation generally requires the approval of not less than two-thirds of the voting power of all of the shares of our capital

Description of capital stock

stock entitled to vote, voting together as a single class, to amend any provisions of our certificate of incorporation described in this section. Our certificate of incorporation and bylaws provide that the holders of at least two-thirds of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, have the power to amend or repeal our bylaws. In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors to the maximum extent permitted by the DGCL. The DGCL expressly permits a corporation to provide that its directors will not be liable for monetary damages for a breach of their fiduciary duties as directors, except for liability:

➢	for any breach of the director’s duty of loyalty to us or our stockholders;

➢	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

➢	under Section 174 of the DGCL (relating to unlawful stock repurchases, redemptions or other distributions or payment of dividends); or

➢	for any transaction from which the director derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under the DGCL and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

As permitted by the DGCL, our certificate of incorporation and bylaws provide that:

➢	we must indemnify our board members and officers to the fullest extent permitted by the DGCL, subject to limited exceptions; and

➢	we may purchase and maintain insurance on behalf of our current or former board members, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We may enter into separate indemnification agreements with each of our board members and officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our board members and officers against liabilities that may arise by reason of their status or service as board members and officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the board members and officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms.

The limited liability and indemnification provisions in our certificate of incorporation, bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our board members for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our board members and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs

Description of capital stock

of settlement or damage awards against our directors and officers under these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is                                         .

LISTING

We have applied for the quotation of our common stock on the Nasdaq National Market under the symbol “HURN.”

Shares eligible for future sale

Prior to this offering there has been no public market for our common stock, and a significant public market for our common stock may never develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

Upon completion of this offering, we will have an aggregate of              outstanding shares of common stock, including the              shares of restricted common stock to be granted to certain of our executive officers and employees on the date of this prospectus. As of                     , 2004, we had outstanding stock options held by executive officers, employees, third-party consultants and board members for the purchase of an aggregate of              shares of common stock.

The              shares of common stock being sold in this offering (or              shares if the underwriters exercise the over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act, or sold in accordance with Rule 144 or Rule 701 thereunder.

LOCK-UP AGREEMENTS

We, each member of our board, each of our director nominees, each of our executive officers and managing directors and the selling stockholder have signed lock-up agreements under which they will agree not to offer, sell, contract to sell, pledge, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances where we announce or pre-announce earnings or material news or a material event occurs within approximately 18 days before, or approximately 16 days after, the termination of the 180-day period. In certain circumstances, however, the lock-up period will not be extended if we are actively traded, meaning that we have a public float of at least $150.0 million and average trading volume of at least $1.0 million per day. UBS Securities LLC and Deutsche Bank Securities Inc., in their sole discretion, may release some or all of these shares before the 180-day lockup period ends.

Following the expiration of the lock-up period,              shares of common stock, including shares issuable upon the exercise of vested options 180 days after the date of this prospectus, will be available for sale in the public market, subject in some cases to the vesting of restricted common stock and to the volume and other restrictions of compliance with Rule 144, Rule 144(k) or Rule 701.

ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, and who files a Form 144 with respect to this sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of:

➢	1% of the then outstanding shares of our common stock, or approximately shares immediately after this offering; or

Shares eligible for future sale

➢	the average weekly trading volume during the four calendar weeks preceding the date of which notice of the sale is filed on Form 144.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

Rule 144(k)

A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Rule 701

Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, board members, officers, third-party consultants or advisers prior to the closing of this offering and pursuant to written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of these options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirements. As of March 31, 2004,              of our outstanding shares of common stock had been issued in reliance on Rule 701 as a result of exercise of stock options.

EQUITY COMPENSATION

We intend to file a registration statement on Form S-8 under the Securities Act, covering approximately              shares of common stock reserved for issuance under our equity incentive plans. This Form S-8 registration statement is expected to be filed soon after the effectiveness of the registration statement of which this prospectus forms a part, and the Form S-8 will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the contractual restrictions described above. As soon as practicable following the filing of the Form S-8 registration statement relating to our Omnibus Plan, we intend to grant              shares of restricted common stock to certain of our executive officers and employees and options exercisable for                  shares of our common stock, with a per share exercise price equal to the public offering price and assuming a public offering price of $         per share, the mid-point of the range shown on the cover of this prospectus, to each of our independent directors.

REGISTRATION RIGHTS

Pursuant to a restricted shares award agreement, Mr. Holdren has been granted certain piggyback registration rights with respect to the                          shares of our common stock that he purchased under the agreement. For further information regarding these registration rights, see the section of this prospectus entitled “Management—Holdren senior management agreement.”

Prior to the consummation of this offering, we and HCG Holdings LLC will enter into an agreement pursuant to which we will provide HCG Holdings LLC certain demand, piggyback and shelf registration rights with respect to the                          shares of our common stock (             shares if the underwriters over-allotment option is exercised in full) held by it immediately following the consummation of this offering.

Material U.S. federal tax considerations for non-U.S. holders of our common stock

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a “Non-U.S. Holder.” For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our stock who is treated for the relevant U.S. federal tax purposes as a non-resident alien individual, or a foreign partnership, foreign corporation, foreign estate, or foreign trust. Because U.S. federal tax law uses different tests in determining whether an individual is a non-resident alien for income and estate tax purposes, some individuals may be “Non-U.S. Holders” for purposes of the U.S. federal income tax discussion below, but not for purposes of the U.S. federal estate tax discussion, and vice versa.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion assumes that a Non-U.S. Holder holds our common stock as a capital asset as determined for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances, including, without limitation, Non-U.S. Holders that are controlled foreign corporations, passive foreign investment companies, pass-through entities, or U.S. expatriates; Non-U.S. Holders that hold their common stock through pass-through entities; Non-U.S. Holders that acquire their common stock through the exercise of employee stock options or otherwise as compensation; and Non-U.S. Holders who own, directly, indirectly or constructively, more than 5% of our common stock. This discussion also does not address any tax consequences arising under the laws of any U.S. state or local, or non-U.S., jurisdiction.

You should consult your own tax advisor regarding the U.S. federal income and estate tax consequences of holding and disposing of our common stock in light of your particular situation, as well as any consequences under state, local or non-U.S. law.

DIVIDENDS

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. In general, we will be required to withhold U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on dividends paid to a Non-U.S. Holder. To obtain a reduced rate of withholding under a treaty, you must provide us with appropriate documentation (typically, a properly-executed IRS Form W-8BEN certifying your entitlement to benefits under the treaty). You will not be required to furnish a U.S. taxpayer identification number in order to claim treaty benefits with respect to our dividends if our common stock is traded on an “established financial market” for U.S. federal income tax purposes. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

We generally will not be required to withhold U.S. federal income tax from dividends that are effectively connected with your conduct of a trade or business within the United States, so long as you provide us with appropriate documentation (typically, a properly executed IRS Form W-8ECI, stating that the dividends are so effectively connected). Instead, such dividends will be subject to U.S. federal income tax on a net income basis, generally in the same manner as if you were a resident of the United States. If you

Material U.S. federal tax considerations for non-U.S. holders of our common stock are a foreign corporation, your effectively-connected dividends may also be subject to an additional “branch profits tax,” which is imposed under certain circumstances at a rate of 30% (or such lower rate as may be specified by an applicable treaty), subject to certain adjustments and exceptions.

GAIN ON SALE OR DISPOSITION OF COMMON STOCK

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to any gain realized on a sale or other disposition of our common stock. However, you will be taxed on such gain if (1) the gain is effectively connected with a trade or business that you conduct in the United States (in the event that certain tax treaty provisions apply, the gain must also be attributable to a permanent establishment in the United States (or, in the case of an individual, a fixed place of business) in order to be subject to tax), (2) you are a non-resident alien individual, you are present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met, or (3) our stock is treated as a United States real property interest in your hands, within the meaning of Section 897(c) of the Code.

Subject to the exception noted below, our stock will generally be treated as a U.S. real property interest if we are or have been a “United States real property holding corporation” within the meaning of Section 897(c) at any time that you held the stock within five years before the sale or disposition. We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation. Moreover, even if we are treated as a United States real property holding corporation, so long as our common stock is “regularly traded on an established securities market” for U.S. federal income tax purposes, our common stock will not be treated as a U.S. real property interest in the hands of a Non-U.S. Holder who has owned no more than 5% of the common stock (assuming for this purpose that any options or shares of convertible preferred stock that you own have been exercised or converted and applying certain constructive ownership rules to determine your ownership) during the five years preceding a sale or disposition. If we are treated as a U.S. real property holding corporation and our common stock is not regularly traded on an established securities market, 10% of the amount realized by a Non-U.S. Holder on a sale or disposition of our common stock must be withheld by the purchaser and remitted to the U.S. Internal Revenue Service. The amount withheld may be applied to the Non-U.S. Holder’s U.S. federal income tax liability or, if in excess thereof, refunded provided that the required information is timely furnished to the U.S. Internal Revenue Service.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

Generally, we must report to the U.S. Internal Revenue Service the amount of dividends we pay to you, your name and address, and the amount of any tax withheld. A similar report will be sent to you. Pursuant to tax treaties or other information-sharing agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in your country of residence.

We generally will not be required to apply backup withholding to dividends that we pay to you if you have provided an appropriate certification of your U.S. federal taxpayer identification number, or of the fact that you are not a U.S. person, unless we or our paying agent otherwise have actual knowledge that you are a U.S. person. Generally, you will provide such certification on an IRS Form W-8BEN.

Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 28% (increasing to 31% in 2011) will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside

Material U.S. federal tax considerations for non-U.S. holders of our common stock the United States through a non-U.S. office of a non-U.S. broker. U.S. federal information reporting requirements (but not backup withholding) generally will also apply to a payment of disposition proceeds by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the United States unless the Non-U.S. Holder establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld will be treated as a payment against your actual U.S. federal income tax liability (if any), and if the withholding results in an overpayment of tax, a refund may be obtained, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Non-U.S. Holders should consult their own tax advisors regarding the application of information reporting and backup withholding to them, including the availability of and procedure for obtaining an exemption from backup withholding.

FEDERAL ESTATE TAX

An individual Non-U.S. Holder who at the time of his death is treated as the owner of an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the estate tax entirely in 2010. Under this legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Underwriting

We and the selling stockholder are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers and together with William Blair & Company, L.L.C. are the representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC
Deutsche Bank Securities Inc.
William Blair & Company, L.L.C.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock and the common stock of the selling stockholder is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The selling stockholder has granted the underwriters an option to buy up to              additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares are not sold at the public offering price,

Underwriting

the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares.

	Paid by us		Paid by selling stockholder		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise
Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            . This amount includes expenses, other than underwriting discounts and commissions, incurred by the selling stockholder in connection with this offering, which we have agreed to pay.

NO SALES OF SIMILAR SECURITIES

We, each member of our board, each of our director nominees, each of our executive officers and managing directors and the selling stockholder have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Deutsche Bank Securities Inc., subject to certain permitted exceptions specified in the agreements, sell, offer to sell, contract or agree to sell, hypothecate, pledge, hedge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances where we announce or pre-announce earnings or material news or a material event occurs within approximately 18 days before, or approximately 16 days after, the termination of the 180-day period. In certain circumstances, however, the lock-up period will not be extended if we are actively traded, meaning that we have a public float of at least $150.0 million and average trading volume of at least $1.0 million per day. At any time and without public notice, UBS Securities LLC and Deutsche Bank Securities Inc. may, in their sole discretion, release all or some of the securities from these lock-up agreements.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have applied for the quotation of our common stock on the NASDAQ National Market under the symbol “HURN.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

➢	stabilizing transactions;

➢	short sales;

Underwriting

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus;

➢	our history and prospects, and the history and prospects of the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and demand for, public traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

Underwriting

DIRECTED SHARE PROGRAM

At our request, certain of the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale to our board members, officers, employees, strategic partners and other individuals associated with us and members of their families at the initial offering price. The sales will be made by an affiliate of UBS Securities LLC through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than the open of business on the day following the date of this prospectus. Certain persons purchasing such reserved shares will be prohibited from disposing of or hedging such shares for a period of at least 180 days after the date of this prospectus.

AFFILIATIONS

The underwriters and their affiliates may, from time to time, provide certain commercial banking, financial advisory and investment banking services for us for which they will receive customary fees.

SELLING RESTRICTIONS

Each underwriter, severally and not jointly, represents and agrees that:

➢	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

➢	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and

➢	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The securities may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

Legal matters

The validity of the shares of our common stock offered by this prospectus will be passed upon for us and the selling stockholder by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois, and for the underwriters by Katten Muchin Zavis Rosenman, Chicago, Illinois. An investment partnership consisting of current and former partners of, and persons associated with, Skadden, Arps, Slate, Meagher & Flom LLP beneficially owns less than 1% of our common stock through an investment in Lake Capital Partners LP, a member of HCG Holdings LLC, which is the selling stockholder in this offering. From time to time, Katten Muchin Zavis Rosenman acts as our counsel on various matters unrelated to this offering.

Experts

The consolidated financial statements as of December 31, 2002 and 2003 and for the period from March 19, 2002 (inception) to December 31, 2002 and the year ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the Public Reference Room the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC as described above or inspect them without charge at the SEC’s website.

Index to financial statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-3

Consolidated Statements of Operations for the period from March 19, 2002 (inception) to December 31, 2002, for the year ended December 31, 2003 and for the three months ended March 31, 2003 (unaudited) and March 31, 2004 (unaudited)

F-4

Consolidated Statements of Stockholders’ Deficit for the period from March 19, 2002 (inception) to December 31, 2002, for the year ended December 31, 2003 and for the three months ended March 31, 2004 (unaudited)

F-5

Consolidated Statements of Cash Flows for the period from March 19, 2002 (inception) to December 31, 2002, for the year ended December 31, 2003 and for the three months ended March 31, 2003 (unaudited) and March 31, 2004 (unaudited)

F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Huron Consulting Group Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of Huron Consulting Group Inc. and its subsidiary at December 31, 2002 and 2003, and the results of their operations and their cash flows for the period from March 19, 2002 (inception) to December 31, 2002 and the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Chicago, Illinois

March 25, 2004

Huron Consulting Group Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31, 2004	Pro Forma March 31, 2004 (note 2)
	2002	2003
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,448,806	$4,251,097	$70,236	$—
Receivables from clients	6,440,626	16,151,667	16,500,611	16,500,611
Unbilled services	6,505,714	8,704,057	17,575,104	17,575,104
Allowance for doubtful accounts and unbilled services	(381,753)	(1,791,720)	(2,570,706)	(2,570,706)

Net receivables from clients and unbilled services	12,564,587	23,064,004	31,505,009	31,505,009

Income tax receivable	—	2,286,015	485,011	485,011
Deferred income taxes	283,754	1,945,932	2,303,630	2,303,630
Other current assets	387,542	836,868	1,226,022	1,226,022

Total current assets	17,684,689	32,383,916	35,589,908	35,519,672
Property and equipment, net	1,898,954	4,498,251	4,427,513	4,427,513
Other assets:
Deferred income taxes	2,426,570	2,332,543	2,158,650	2,158,650
Intangibles, net of accumulated amortization of $2,635,172, $6,384,415 and $0, at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively	3,689,243	—	—	—
Deposits	883,203	674,000	366,000	366,000

Total other assets	6,999,016	3,006,543	2,524,650	2,524,650

Total assets	$26,582,659	$39,888,710	$42,542,071	$42,471,835

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$221,759	$1,396,265	$1,249,585	$1,249,585
Accrued expenses	1,334,796	3,821,527	3,196,147	3,196,147
Accrued payroll and related benefits	4,625,401	13,914,391	12,388,137	12,388,137
Borrowings under line of credit	—	—	1,500,000	2,679,764
Deferred revenue	1,379,741	2,272,886	3,983,380	3,983,380
Interest payable to HCG Holdings LLC	342,741	819,624	199,418	199,418

Total current liabilities	7,904,438	22,224,693	22,516,667	23,696,431
Commitments and contingencies
Notes payable to HCG Holdings LLC	10,075,764	10,075,764	10,075,764	10,075,764
8% preferred stock, $1,000 per share stated value plus accrued 8% annual cumulative dividends; 106,840 shares authorized; 12,500 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004 (unaudited)	13,145,735	14,212,000	14,485,281	14,485,281
Stockholders’ deficit:
Class A common stock; $0.01 par value; 31,025,715 shares authorized; 25,946,858 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively	259,469	259,469	259,469	—
Class B common stock; $0.01 par value; 4,578,857 shares authorized; 1,200,000, 1,569,375 and 1,601,875 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively	12,000	15,694	16,019	—
Common stock; $0.01 par value 27,548,733 shares outstanding at March 31, 2004 (pro forma – unaudited)	—	—	—	275,488
Additional paid-in capital	—	41,519	55,603	—
Stock subscription receivable	(3,000)	—	—	—
Retained deficit	(4,811,747)	(6,940,429)	(4,866,732)	(6,061,129)

Total stockholders’ deficit	(4,543,278)	(6,623,747)	(4,535,641)	(5,785,641)

Total liabilities and stockholders’ deficit	$26,582,659	$39,888,710	$42,542,071	$42,471,835

The accompanying notes are an integral part of the consolidated financial statements.

Huron Consulting Group Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from March 19, 2002 (inception) to December 31, 2002	Year ended December 31, 2003		Three months ended March 31,
				2003	2004
				(unaudited)
Revenues and reimbursable expenses:
Revenues	$35,100,712		$101,485,674	$23,211,757		$40,101,455
Reimbursable expenses	2,921,301		8,808,455	2,069,406		3,442,776

Total revenues and reimbursable expenses	38,022,013		110,294,129	25,281,163		43,544,231
Direct costs and reimbursable expenses:
Direct costs	26,054,642		69,400,274	13,580,371		24,868,410
Reimbursable expenses	2,921,301		8,929,129	2,069,406		3,522,763

Total direct costs and reimbursable expenses	28,975,943		78,329,403	15,649,777		28,391,173

Gross profit	9,046,070		31,964,726	9,631,386		15,153,058
Operating expenses:
Selling, general and administrative	8,812,781		25,184,911	4,826,369		8,158,092
Depreciation and amortization	3,047,914		5,328,484	1,289,964		603,053
Loss on lease abandonment	—		1,668,000	—		—
Restructuring charge	—		—	—		2,138,827
Management and advisory fees paid to related parties	2,750,000		—	—		—
Organization costs	965,489		—	—		—

Total operating expenses	15,576,184		32,181,395	6,116,333		10,899,972

Operating (loss) income	(6,530,114)		(216,669)	3,515,053		4,253,086
Other expense:
Interest expense	331,784		856,252	198,414		245,269
Other	1,113		111,513	428		—

Total other expense	332,897		967,765	198,842		245,269

Net (loss) income before (benefit) provision for income taxes	(6,863,011)		(1,184,434)	3,316,211		4,007,817
(Benefit) provision for income taxes	(2,696,999)		(122,017)	1,374,970		1,660,839

Net (loss) income	(4,166,012)		(1,062,417)	1,941,241		2,346,978
Accrued dividends on 8% preferred stock	645,735		1,066,265	253,031		273,281

Net (loss) income attributable to common stockholders	$(4,811,747)		$(2,128,682)	$1,688,210		$2,073,697

Net (loss) income attributable to common stockholders per share:
Basic	$(0.18)		$(0.08)	$0.01		$0.05
Diluted	$(0.18)		$(0.08)	$0.01		$0.05
Weighted average shares used in calculating net (loss) income attributable to common stockholders per share:
Basic	27,146,858		27,303,203	27,146,858		27,540,425
Diluted	27,146,858		27,303,203	27,146,858		29,318,637
Unaudited pro forma net (loss) income attributable to common stockholders per share: (Note 2)
Basic		$			$
Diluted		$			$

The accompanying notes are an integral part of the consolidated financial statements.

Huron Consulting Group Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Class A common stock		Class B common stock		Stock subscription receivable	Additional paid-in capital	Retained deficit	Stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance at March 19, 2002 (inception)	—	$—	—	$—	$—	$—	$—	$—
Issuance of Class A common stock	25,946,858	259,469	—	—	—	—	—	259,469
Issuance of Class B common stock	—	—	1,200,000	12,000	—	—	—	12,000
Stock subscription receivable	—	—	—	—	(3,000)	—	—	(3,000)
Accrued dividends on 8% preferred stock	—	—	—	—	—	—	(645,735)	(645,735)
Net loss	—	—	—	—	—	—	(4,166,012)	(4,166,012)

Balance at December 31, 2002	25,946,858	259,469	1,200,000	12,000	(3,000)	—	(4,811,747)	(4,543,278)
Exercise of stock options	—	—	369,375	3,694	—	—	—	3,694
Stock option compensation	—	—	—	—	—	41,519	—	41,519
Stock subscription receivable	—	—	—	—	3,000	—	—	3,000
Accrued dividends on 8% preferred stock	—	—	—	—	—	—	(1,066,265)	(1,066,265)
Net loss	—	—	—	—	—	—	(1,062,417)	(1,062,417)

Balance at December 31, 2003	25,946,858	259,469	1,569,375	15,694	—	41,519	(6,940,429)	(6,623,747)
Exercise of stock options (unaudited)	—	—	32,500	325	—	—	—	325
Stock option compensation (unaudited)	—	—	—	—	—	14,084	—	14,084
Accrued dividends on 8% preferred stock (unaudited)	—	—	—	—	—	—	(273,281)	(273,281)
Net income (unaudited)	—	—	—	—	—	—	2,346,978	2,346,978

Balance at March 31, 2004 (unaudited)	25,946,858	$259,469	1,601,875	$16,019	$—	$55,603	$(4,866,732)	$(4,535,641)

The accompanying notes are an integral part of the consolidated financial statements.

Huron Consulting Group Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from March 19, 2002 (inception) to December 31, 2002	Year ended December 31, 2003	Three months ended March 31,
			2003	2004
			(unaudited)
Cash flows from operating activities:
Net (loss) income	$(4,166,012)	$(1,062,417)	$1,941,241	$2,346,978
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization	3,047,914	5,328,484	1,289,964	603,053
Loss on long-term deposits	—	111,085	—	—
Deferred income taxes	(2,710,324)	(1,568,151)	(38,451)	(183,805)
Compensation expense related to stock option issuance	—	41,519	—	14,084
Allowance for doubtful accounts and unbilled services	381,753	1,409,967	177,304	778,986
Changes in operating assets and liabilities:
Increase in receivables from clients	(6,440,626)	(9,711,041)	(2,371,734)	(348,944)
Increase in unbilled services	(6,505,714)	(2,198,343)	(4,623,727)	(8,871,047)
(Increase) decrease in income tax receivable	—	(2,286,015)	—	1,801,004
Increase in other current assets	(387,542)	(449,326)	(145,403)	(389,154)
(Increase) decrease in deposits	(883,203)	98,118	32	308,000
Increase (decrease) in accounts payable and accrued expenses	1,556,555	3,661,237	867,833	(772,060)
Increase (decrease) in accrued payroll and related benefits	4,625,401	9,288,990	1,008,578	(1,526,254)
Increase (decrease) in interest payable to HCG Holdings LLC	342,741	476,883	(141,226)	(620,206)
Increase in income taxes payable	—	—	1,411,821	—
Increase in deferred revenue	1,379,741	893,145	1,207,224	1,710,494

Net cash (used in) provided by operating activities	(9,759,316)	4,034,135	583,456	(5,148,871)

Cash flows from investing activities:
Purchase of property and equipment	(2,311,696)	(4,178,538)	(1,091,150)	(532,315)
Acquisition of intangibles	(6,324,415)	(60,000)	—	—

Net cash used in investing activities	(8,636,111)	(4,238,538)	(1,091,150)	(532,315)

Cash flows from financing activities:
Proceeds from issuance of Class A common stock	259,469	—	—	—
Proceeds from issuance of Class B common stock	9,000	3,000	—	—
Proceeds from issuance of 8% preferred stock	12,500,000	—	—	—
Proceeds from exercise of stock options	—	3,694	—	325
Proceeds from borrowings under line of credit	—	19,175,000	—	14,000,000
Repayments on line of credit	—	(19,175,000)	—	(12,500,000)
Proceeds from notes issued to HCG Holdings LLC	10,075,764	—	—	—

Net cash provided by financing activities	22,844,233	6,694	—	1,500,325

Net increase (decrease) in cash and cash equivalents	4,448,806	(197,709)	(507,694)	(4,180,861)
Cash and cash equivalents:
Beginning of the period	—	4,448,806	4,448,806	4,251,097

End of the period	$4,448,806	$4,251,097	$3,941,112	$70,236

Noncash transaction:
Accrued dividends on 8% preferred stock	$645,735	$1,066,265	$253,031	$273,281

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$416,979	$374,512	$910,681
Cash paid for taxes	$—	$3,736,471	$14,125	$43,640

The accompanying notes are an integral part of the consolidated financial statements.

Huron Consulting Group Inc.

Notes to consolidated financial statements

1.    Description of business

Huron Consulting Group Inc. (the “Company”) was formed on March 19, 2002. The Company’s wholly- owned subsidiary, Huron Consulting Group LLC (“Huron LLC”), is an independent provider of financial and operational consulting services, whose clients include Fortune 500 companies, medium-sized and large businesses, leading academic institutions, healthcare organizations and the law firms that represent these various organizations. The Company is a majority owned subsidiary of HCG Holdings LLC.

2.    Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements reflect the results of operations and cash flows for the period from March 19, 2002 (inception) to December 31, 2002, the year ended December 31, 2003, and the three months ended March 31, 2003 and 2004.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Huron LLC. All significant intercompany transactions have been eliminated in consolidation.

Interim financial information

The interim consolidated financial statements as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 and the financial data and the other information for these periods disclosed in the notes to the consolidated financial statements are unaudited. In the opinion of management, the interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the interim results. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Unaudited pro forma consolidated balance sheet

The unaudited pro forma consolidated balance sheet as of March 31, 2004 reflects the conversion of all of the outstanding shares of Class A common stock and Class B common stock into shares of common stock, pursuant to the terms of our certificate of incorporation, which will occur immediately prior to the consummation of the Company’s proposed initial public offering, and the payment of a special dividend on each outstanding share of the common stock and preferred stock on an as converted basis in an aggregate amount of $1.25 million, which was declared on May 12, 2004, and will be paid prior to the consummation of this offering.

Unaudited pro forma net (loss) income attributable to common stockholders per share

The unaudited pro forma net (loss) income attributable to common stockholders per share and the pro forma weighted average shares outstanding reflect certain events that will occur upon the consummation of the Company’s proposed initial public offering of common stock, but do not reflect shares or proceeds from the offering. The pro forma adjustments to net (loss) income attributable to common stockholders include an adjustment of approximately $483,000 and $117,000 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, to eliminate the interest expense, net of tax expense, related to the repayment of the Company’s outstanding notes payable to HCG Holdings LLC and an adjustment of approximately $1,066,000 and $273,000 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, to eliminate the accrued dividends on 8%

Notes to consolidated financial statements

preferred stock associated with the redemption of the Company’s outstanding 8% preferred stock. The notes payable to HCG Holdings LLC will be repaid and the 8% preferred stock will be redeemed by the Company with a portion of the net proceeds from the initial public offering. The pro forma weighted average shares outstanding represents (i) an increase of                  and                  weighted average shares as of December 31, 2003 and March 31, 2004, respectively, related to shares that would have been issued to repay the notes payable to HCG Holdings LLC, to redeem the 8% preferred stock (including the liquidation participation amount) and to pay the $1.25 million special dividend (as discussed above) and (ii) an increase of                  weighted average shares as of March 31, 2004 in order to repay the borrowings under the Company’s credit agreement at March 31, 2004, as if these transactions occurred at the beginning of each period. The pro forma weighted average shares outstanding also include the issuance of          shares of restricted common stock as of December 31, 2003 and March 31, 2004 as if this transaction also occurred at the beginning of each period.

	Year ended December 31, 2003		Three months ended March 31, 2004
	(unaudited)
Net (loss) income attributable to common stockholders		$(2,128,682)		$2,073,697
Unaudited pro forma adjustment		1,549,210		390,410

Unaudited pro forma net (loss) income attributable to common stockholders		$(579,472)		$2,464,107

Unaudited pro forma net (loss) income attributable to common stockholders per share:
Basic	$		$
Diluted
Unaudited pro forma weighted average shares outstanding used in calculating net loss (income) attributable to common shareholders per share:
Basic
Diluted

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Actual results may differ from these estimates.

Revenue recognition

The Company recognizes revenues in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB No. 104, “Revenue Recognition” when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed and determinable and collectibility is reasonably assured. These services are primarily rendered under arrangements that require the client to pay on a time-and-expense basis. Fees are based on the hours incurred at agreed-upon rates and recognized as services are provided. Revenues related to fixed-fee engagements are recognized based on estimates of work completed versus the total services to be provided under the engagement. Losses, if any, on fixed-fee engagements are recognized in the period in which the loss first becomes probable and reasonably estimable. The Company also earns revenues on a performance-based fee basis and recognizes such revenues when all performance criteria are met. The Company also has contracts with clients to deliver multiple services that are covered under both individual and separate engagement letters. These arrangements allow for the Company’s services to be

Notes to consolidated financial statements

valued and accounted for on a separate basis. Direct costs incurred on engagements, including performance-based fee engagements, are expensed in the period incurred.

Provisions are recorded for the estimated realization adjustments on all engagements, including engagements for which fees are subject to review by the bankruptcy courts. Expense reimbursements that are billable to clients are included in total revenues and reimbursable expenses, and typically an equivalent amount of reimbursable expenses are included in total direct costs and reimbursable expenses. Reimbursable expenses related to time-and-expense and fixed-fee engagements are recognized as revenue in the period in which the expense is incurred. Reimbursable expenses subject to performance-based criteria are recognized as revenue when all performance criteria are met.

Differences between the timing of billings and the recognition of revenue are recognized as either unbilled services or deferred revenue in the accompanying consolidated balance sheets. Revenues recognized for services performed but not yet billed to clients have been recorded as unbilled services. Client prepayments and retainers are classified as deferred (i.e., unearned) revenue and recognized over future periods as earned in accordance with the applicable engagement agreement.

Allowance for doubtful accounts and unbilled services

The Company maintains an allowance for doubtful accounts and for services performed but not yet billed for estimated losses based on several factors, including the historical percentages of fee adjustments and write-offs by practice group, an assessment of a client’s ability to make required payments and the estimated cash realization from amounts due from clients. The allowance is assessed by management on a quarterly basis.

The provision for doubtful accounts and unbilled services is recorded as a reduction in revenue to the extent the provision relates to fee adjustments and other discretionary pricing adjustments. To the extent the provision relates to a client’s inability to make required payments, the provision is recorded in operating expenses.

Direct costs and reimbursable expenses

Direct costs and reimbursable expenses consists primarily of billable employee compensation and their related benefit costs, the cost of outside consultants or subcontractors assigned to revenue generating activities and direct expenses to be reimbursed by clients.

Cash and cash equivalents

Cash and cash equivalents consist of cash deposited in demand deposits at banks and overnight investments.

Notes to consolidated financial statements

Earnings per share

The net (loss) income per share calculations for the period from March 19, 2002 (inception) to December 31, 2002, the year ended December 31, 2003 and the three months ended March 31, 2003 and 2004 is presented below:

	Period from March 19, 2002 (inception) to December 31, 2002	Year ended December 31, 2003	Three months ended March 31,
			2003	2004
			(unaudited)
Basic net (loss) income attributable to common stockholders per share:
Net (loss) income	$(4,166,012)	$(1,062,417)	$1,941,241	$2,346,978
Dividends accrued on 8% preferred stock	(645,735)	(1,066,265)	(253,031)	(273,281)
Amount allocated to preferred stockholders	—	—	(1,652,326)	(700,366)

Net (loss) income attributable to common stockholders—basic	$(4,811,747)	$(2,128,682)	$35,884	$1,373,331
Weighted average common stock outstanding	27,146,858	27,303,203	27,146,858	27,540,425
Basic net (loss) income attributable to common stockholders per share	$(0.18)	$(0.08)	$0.01	$0.05

Diluted net (loss) income attributable to common stockholders per share:
Net (loss) income	$(4,166,012)	$(1,062,417)	$1,941,241	$2,346,978
Dividends accrued on 8% preferred stock	(645,735)	(1,066,265)	(253,031)	(273,281)
Amount allocated to preferred stockholders	—	—	(1,652,326)	(700,366)

Net (loss) income attributable to common stockholders—diluted	$(4,811,747)	$(2,128,682)	$35,884	$1,373,331
Weighted average common stock outstanding	27,146,858	27,303,203	27,146,858	27,540,425
Weighted average common stock equivalents—options	—	—	—	1,778,212

Adjusted weighted average common stock —diluted	27,146,858	27,303,203	27,146,858	29,318,637
Diluted net (loss) income attributable to common stockholders per share	$(0.18)	$(0.08)	$0.01	$0.05

Income, after the deduction for the accrued preferred dividends, has been allocated to the common and preferred stock based on their respective rights to share in dividends. The 8% preferred stock participates in any dividends paid to common stock on an as converted basis using the current period estimated fair market value of a share of common stock. Weighted average common stock equivalents of approximately 1,200,000 for the year ended December 31, 2003 were excluded from the computation of diluted loss per share, as they would have been anti-dilutive. There are no dilutive securities for the period from March 19, 2002 (inception) to December 31, 2002 and the three months ended March 31, 2003 as the estimated fair market value of the common stock was equal to the strike price of options granted.

Notes to consolidated financial statements

Concentrations of credit risk

To the extent receivables from customers become delinquent, collection activities commence. No single customer balance is considered large enough to pose a significant credit risk. The allowance for doubtful accounts and unbilled services is based upon the expected ability to collect accounts receivable and bill and collect unbilled services. Management does not anticipate incurring losses on accounts receivable in excess of established allowances.

Fair value of financial instruments

Cash and cash equivalents are stated at cost, which approximates fair market value. The carrying values for receivables from clients, unbilled services, accounts payable, deferred revenue and other accrued liabilities reasonably approximate fair market value due to the nature of the financial instrument and the short term maturity of these items.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation of property and equipment is computed on a straight-line basis over the estimated useful life.

Property and equipment, net at December 31, 2002 and December 31, 2003, is composed of the following:

	December 31,
	2002	2003	Useful life
Computers, related equipment and software	$1,751,753	$3,943,357	2-3 years
Furniture and fixtures	210,937	1,021,312	5 years
Leasehold improvements	349,006	1,525,339	Shorter of lease term or useful life

	2,311,696	6,490,008
Total accumulated depreciation and amortization	(412,742)	(1,991,757)

	$1,898,954	$4,498,251

Long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of Long-Lived Assets,” which became effective for fiscal years beginning after December 15, 2001. No impairment charges were recorded in 2002 and 2003.

Intangible assets

The Company accounts for intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard requires that certain identifiable intangible assets be amortized over their expected useful lives.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses for the period from March 19, 2002 (inception) to December 31, 2002 and the year ended December 31, 2003, totaled $143,813 and $300,849, respectively.

Income taxes

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the future tax

Notes to consolidated financial statements

consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Comprehensive income

Comprehensive income consists solely of net income (loss). There are no other changes in stockholders’ deficit except those resulting from investments by owners.

Stock-based compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and elects the disclosure option of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 123 requires that companies either recognize compensation expense for grants of stock, stock options and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. Accordingly, the Company has measured compensation expense for stock options as the excess, if any, of the estimated fair market value of stock, based upon the results of an independent appraisal, at the date of grant over the exercise price.

The following table details the effect on net (loss) income attributable to common stockholders and net (loss) income attributable to common stockholders per share if compensation expense for the stock plans had been recorded based on the fair value method under SFAS 123, “Accounting for Stock Based Compensation.”

	Period from March 19, 2002 (inception) to December 31, 2002	Year ended December 31, 2003	Three months ended March 31,
			2003	2004
			(unaudited)
Net (loss) income attributable to common stockholders	$(4,811,747)	$(2,128,682)	$1,688,210	$2,073,697
Add: Total stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	—	24,911	—	8,450
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(224)	(27,775)	(381)	(21,699)

Pro forma net (loss) income attributable to common stockholders	$(4,811,971)	$(2,131,546)	$1,687,829	$2,060,448
Earnings per share:
Basic—as reported	$(0.18)	$(0.08)	$0.01	$0.05
Basic—pro forma	$(0.18)	$(0.08)	$0.01	$0.05
Diluted—as reported	$(0.18)	$(0.08)	$0.01	$0.05
Diluted—pro forma	$(0.18)	$(0.08)	$0.01	$0.05

Segment reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes annual and interim reporting standards for an enterprises business segments and related disclosures about its products, services, geographic areas and major customers. The Company provides services

Notes to consolidated financial statements

through two segments: Financial Consulting and Operational Consulting. The Financial Consulting segment provides services that help clients effectively address complex challenges that arise from litigation, disputes, investigations, regulation, financial distress and other sources of significant conflict or change. The Operational Consulting segment provides services that help clients improve the overall efficiency and effectiveness of their operations by enhancing revenue, reducing costs managing regulatory compliance and maximizing procurement efficiency.

New accounting pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires the issuer to classify a financial instrument that is within the scope of the standard as a liability if the financial instrument embodies an obligation of the issuer. The adoption of the provisions of SFAS No. 150 did not have any impact on the Company’s financial position or results of operations.

In November 2002, the FASB reached a consensus on Emerging Issues Task Force (“EITF”) Issue No. 00-21. EITF Issue No. 00-21 provides guidance on how to account for revenue arrangements that include multiple products or services to ensure that all standalone deliverables are tracked, valued and accounted for on an individual basis and in the proper periods. The guidance in EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has contracts with clients to deliver multiple services that are covered under both individual and separate engagement letters. Such arrangements allow for the Company’s services to be valued and accounted for on a separate basis. Therefore, the adoption of EITF Issue No. 00-21 did not have any impact on the Company’s consolidated financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities and Interpretation of ARB No. 51,” which is effective immediately for all variable interest entities created after January 31, 2003 and for the first fiscal year or interim period beginning after June 15, 2003 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not have variable interest entities that fall within the scope of this pronouncement and therefore the adoption of this pronouncement did not have any impact on its financial statements.

In March 2004, the FASB issued an Exposure Draft on “Share-Based Payment, an amendment of FASB Statements No. 123 and 95.” In this proposed Statement, the FASB believes that employee services received in exchange for equity instruments give rise to recognizable compensation cost as the services are used in the issuing entity’s operations. In addition, the proposed statement would require that public companies measure the compensation cost related to employee services received in exchange for equity instruments issued based on the grant-date fair value of those instruments. This proposed statement would neither change the accounting in FASB Statement No. 123, “Accounting for Stock-Based Compensation,” for transactions in which an enterprise exchanges its equity instruments for services of parties other than employees nor change the accounting for stock ownership plans, which are subject to American Institute of Certified Public Accountants Statement of Position 93-6, “Employer’s Accounting for Employee Stock Ownership Plans.” The FASB intends to reconsider the accounting for those transactions and plans in a later phase of its project on equity-based compensation. The FASB will also consider other items such as streamlining volatility assumptions and addressing the fair value measurement models. The Company’s management will continue to assess the potential impact this statement will have on the Company.

Notes to consolidated financial statements

3.    Intangible assets

During 2002, the Company obtained a release of certain employees from non-competition agreements with Arthur Andersen LLP, their former employer, in exchange for a payment of $5,502,500 and the assumption of certain related liabilities in the amount of $821,915. The Company estimates that the value received as a result of the employees’ release from these agreements has a useful life of eighteen months, the length of the restrictive covenants in the agreements with Arthur Andersen LLP.

Aggregate amortization expense for the period from March 19, 2002 (inception) to December 31, 2002 and the year ended December 31, 2003 was $2,635,172 and $3,749,243, respectively. The remaining net book value of the intangible asset was fully amortized during the year ended December 31, 2003.

4.    Employee benefit plan

The Company sponsors a qualified defined contribution 401(k) plan covering substantially all of its employees. Under the plan, employees are entitled to make pre-tax contributions. The Company matches an amount equal to the employees’ contributions up to 6% of the employees’ salaries. The Company’s matching contributions for the period from March 19, 2002 (inception) to December 31, 2002 and the year ended December 31, 2003 were $887,466 and $2,330,542, respectively.

5.    Related party transactions

On April 23, 2002, HCG Holdings LLC, on behalf of the Company, entered into an agreement with Lake Capital Management LLC, a related party, under which Lake Capital Management LLC agreed to provide certain management services to the Company in exchange for a $1,500,000 payment. The Company paid an additional $1,000,000 fee upon termination of the agreement in July 2002. Lake Capital Management LLC is an interest holder of HCG Holdings LLC.

In connection with an Advisory Services Agreement, dated April 23, 2002, between HCG Holdings LLC, on behalf of the Company, and PPM America Private Equity Fund, L.P., or PPM LP, a member of HCG Holdings LLC, the Company paid PPM LP $250,000 for certain advisory services. The advisory services agreement was terminated in July 2002.

6.    Income taxes

The income tax benefit for the period from March 19, 2002 (inception) to December 31, 2002 and the year ended December 31, 2003 consists of the following:

	Period from March 19, 2002 (inception) to December 31, 2002	Year ended December 31, 2003
Current:
Federal	$—	$1,139,525
State	13,325	306,609

	13,325	1,446,134

Deferred:
Federal	(2,170,956)	(1,256,082)
State	(539,368)	(312,069)

	(2,710,324)	(1,568,151)

Total benefit	$(2,696,999)	$(122,017)

Notes to consolidated financial statements

Reconciliation of the U.S. statutory income tax rate to the effective tax rate is as follows. The 2003 tax rate effects are due to the relative low amount of pretax loss in 2003.

	Period from March 19, 2002 (inception) to December 31, 2002	Year ended December 31, 2003
Percent of pretax income:
At U.S. statutory tax rate—expense (benefit)	(35.0)%	(35.0)%
State income taxes	(5.1)%	(5.2)%
Meals and entertainment	0.8%	17.9%
Other non deductible items	—	12.0%

Effective tax benefit rates	(39.3)%	(10.3)%

Other non deductible items include taxes not deductible for Federal income tax purposes.

Deferred tax assets at December 31, 2002 and 2003 consist of the following:

	December 31,
	2002	2003
Net operating loss carryforward	$1,369,293	$407,903
Amortization of intangibles	947,013	2,282,498
Allowance for doubtful accounts and unbilled services	153,465	720,271
Accrued liabilities	130,289	1,143,965
Property, plant and equipment	—	(300,869)
Prepaid expenses	—	(132,194)
Other	110,264	156,901

Deferred income tax assets	$2,710,324	$4,278,475

At December 31, 2003, the Company had a net operating loss carryforward for U.S. federal income tax purposes of approximately $1.1 million that begins to expire in 2023. The income tax loss carryforward may be subject to certain limitations based upon changes in ownership that could impair the ability to utilize the benefits of this loss in the future. Although realization of the net deferred tax asset is not assured, management believes, based upon current estimates, that it is more likely than not that all of the net deferred tax assets will be realized. Accordingly, a valuation allowance has not been recorded as of December 31, 2002 or 2003.

7.    Notes payable to HCG Holdings LLC

At various times during 2002, the Company entered into promissory note agreements with HCG Holdings LLC. The total principal amount borrowed under the promissory note agreements as of December 31, 2002 and 2003 is $10,075,764. Interest accrues daily on the promissory notes at a rate of 8% per year and aggregated $342,741 and $819,624 at December 31, 2002 and 2003. Interest is payable annually beginning on January 2, 2003. The notes mature five years and six months from the date of issuance as follows:

2007	$100,502
2008	9,975,262

$10,075,764

Notes to consolidated financial statements

The Company may prepay the principal at any time without penalty. Prepayment of the notes is mandatory upon a fundamental change, change of control or qualified public offering, as defined in the promissory note agreements.

8.    Line of credit and guarantee

Huron LLC had a committed borrowing facility amounting to the lesser of $5.0 million or 75% of eligible accounts receivable that was unused as of December 31, 2003, the term expiring on January 31, 2004. Before expiring, the borrowing facility was amended to extend the term to February 10, 2005 and increase the total availability to the lesser of $15.0 million or the sum of (a) 75% of eligible accounts receivable and (b) the lesser of 30% of unbilled services and $3.0 million. As of March 31, 2004, borrowings under the credit agreement were $1.5 million. Borrowings under the credit agreement bear interest at either the prime rate or LIBOR, rounded up to the nearest whole percentage, plus 2.75%. Borrowings are secured by substantially all of Huron LLC’s assets. At December 31, 2003, Huron LLC was in compliance with or obtained waivers for its debt covenants.

Guarantees in the form of letters of credit of $1.0 million and $1.5 million were outstanding at December 31, 2003 and March 31, 2004, respectively, to support certain office lease obligations.

9.    Capital structure

The Company’s capital structure consists of 8% Preferred Stock, Preferred Stock and Class A and Class B Common Stock.

8% preferred stock

The 8% preferred stock has a stated value of $1,000 per share and accrues dividends on a daily basis, compounded annually, at the rate of 8% per annum on the stated value. In the event of a liquidation, dissolution or winding up of the Company, the holders of the 8% preferred stock will be entitled to be paid an amount equal to the stated value plus all cumulative accrued and unpaid dividends (the “Liquidation Preference”) before any distributions are made with respect to Preferred Stock or Class A and Class B Common Stock. Remaining assets for distribution will be distributed on a share for share basis, to the holders of the Class A and Class B Common Stock and the holders of the 8% preferred stock. The Liquidation Preference and the pro rata portion of the 8% preferred stock’s liquidation participation amount are collectively referred to as the “Liquidation Amount.”

At any time after April 23, 2008, holders of the 8% preferred stock may require the Company to redeem all or a portion of their stock at the Liquidation Amount, calculated as if the Company were to be liquidated as of the date of such redemption, provided that during the one-year prior to April 23, 2009, the Company is not required to redeem more than 50% of the 8% preferred stock from any holder. At any time, the Company may redeem the 8% preferred stock at the Liquidation Amount, calculated as if the Company were to be liquidated as of the date of such redemption.

In the event of a qualified public offering, holders of the 8% preferred stock have the right to either (i) convert each share of 8% preferred stock into Class A Common Stock, based on the Liquidation Amount less accrued but unpaid dividends, as well as receive payment of the accrued but unpaid dividends; (ii) convert each share of 8% preferred stock into Class A Common Stock, based on the Liquidation Amount; or (iii) continue to hold all of the 8% preferred stock. The conversion rate is based on the Liquidation Amount (less accrued and unpaid dividends, if applicable) divided by the mid-range offering price of a share of common stock to be sold to the public in a qualified public offering.

Preferred stock

The Company is expressly authorized to provide for the issuance of all or any of the 200,000 authorized Preferred Stock in one or more classes or series, and to fix for each such class or series such voting

Notes to consolidated financial statements

powers and such distinctive designations or other special rights and restrictions as shall be stated and expressed in the resolutions adopted by the Company’s Board of Directors. As of December 31, 2002 and 2003, no such Preferred Stock have been approved or issued.

Common stock

Subject to the rights of the holders of the 8% preferred stock and any series of Preferred Stock, holders of voting Class A and nonvoting Class B Common Stock shall be entitled to receive dividends declared by the Company’s Board of Directors.

Upon a change in control or qualified public offering, all issued and outstanding Class B Common Stock will be converted into Class A Common Stock and the Class B Common Stock will cease to exist.

Under the Huron Consulting Group Inc. 2002 Equity Incentive Plan, an officer of Huron LLC purchased 1,200,000 shares of Class B Common Stock during 2002, which are subject to vesting and forfeiture provisions, at a cost of $0.01 per share. In limited circumstances, the Company has repurchase rights with respect to vested and unvested shares.

10.    Equity incentive plan

In 2002, the Huron Consulting Group Inc. 2002 Equity Incentive Plan and the Huron Consulting Group Inc. 2002 Equity Incentive Plan (California) were established pursuant to which up to 4,500,000 Class B non-voting and 250,000 Class A voting shares, respectively, may be granted. In 2003, the Huron Consulting Group Inc. 2003 Equity Incentive Plan was established pursuant to which up to 3,168,000 Class B nonvoting shares may be granted. The equity incentive plans (the “Plans”) provide for the issuance of equity options, equity appreciation rights and equity awards to employees, officers, directors, consultants or advisors to the Company.

The equity option activity under the Plans is as follows:

	Common shares	Weighted average exercise price
Balance at March 19, 2002 (inception)	—	$—
Granted	1,968,500	0.01
Exercised	—	—
Forfeited	(30,000)	0.01
Expired	—	—

Balance at December 31, 2002	1,938,500	0.01
Granted	2,151,000	0.27
Exercised	(369,375)	0.01
Forfeited	(42,000)	0.10
Expired	—	—

Balance at December 31, 2003	3,678,125	$0.15
Granted (unaudited)	973,500	0.85
Exercised (unaudited)	(32,500)	0.01
Forfeited (unaudited)	(149,500)	0.09
Expired (unaudited)	—	—

Balance at March 31, 2004 (unaudited)	4,469,625	$0.31

Notes to consolidated financial statements

During the fifteen-month period ended March 31, 2004, the Company granted options with exercise prices as follows:

Grants Made During Quarter Ended	Number of Options Granted	Weighted- Average Exercise Price Per Share	Weighted- Average Fair Value Per Share	Intrinsic Value Per Share
March 31, 2003	147,500	$0.03	$0.37	$0.34
June 30, 2003	1,376,000	0.23	0.37	0.14
September 30, 2003	152,500	0.37	0.37	—
December 31, 2003	475,000	0.37	0.89	0.52
March 31, 2004 (unaudited)	973,500	0.85	0.89	0.04

The intrinsic value per share is being recorded as compensation expense over the applicable vesting period. Given the lack of a public market for the Company’s common stock, the Company established an estimated fair value of the common stock as well as the exercise price for the options to purchase this stock. Contemporaneously with each option issuance, the Company estimated the fair value of the common stock by obtaining valuations from nationally recognized unrelated third-party valuation specialists and evaluating the results of business activities and projections of future results of operations.

The characteristics of outstanding and of exercisable stock options under the Company’s Plans at December 31, 2003 were as follows:

	December 31, 2003
	Options outstanding		Options exercisable
Having a Per share exercise price of	Weighted average remaining life	Number of shares	Weighted average remaining life	Number of shares
$0.01	8.6	1,826,625	8.7	107,750
$0.25	9.4	1,072,500	—	—
$0.32	9.4	101,500	—	—
$0.37	9.9	677,500	—	—

Total	9.1	3,678,125	8.7	107,750

As of December 31, 2003, there were exercisable equity options of 107,750, with a weighted average exercise price of $0.01. There were no options exercisable at December 31, 2002. Subject to acceleration under certain conditions, all equity options vest and become fully exercisable after 4 years from the date of grant so long as the employee remains employed by the Company. All options expire ten years after the grant date.

The fair value of each equity option is estimated (on the date of grant) based on the Black-Scholes option pricing model with the following weighted-average assumptions used for grants for the years ended December 31, 2002 and 2003:

	December 31,
	2002	2003
Dividend yield	None	None
Risk-free interest rate	3.3%	2.3%
Expected option life (in years)	5	4

See Note 2 for compensation expense for the Plan using the fair value-based method, consistent with SFAS No. 123.

11.    Commitments and contingencies

Litigation

From time to time, the Company is involved in various legal matters arising out of the ordinary course of business. Although the outcome of these matters cannot presently be determined, in the opinion of management, disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

Notes to consolidated financial statements

Lease commitments

The Company has various lease agreements, principally for office space, with various renewal options. Rental expense, including operating costs and taxes, for the period from March 19, 2002 (inception) to December 31, 2002 and the year ended December 31, 2003 was $1,152,595 and $2,993,462, respectively. Future minimum rental commitments under non-cancelable operating leases as of December 31, 2003, are as follows:

2004	$3,322,034
2005	3,962,048
2006	3,618,413
2007	3,586,258
2008	3,233,891

Total minimum lease commitments	$17,722,644

12.    Segment information

Segment operating income consists of the revenues generated by a segment, less the direct costs of revenue and selling, general and administrative costs that are incurred directly by the segment. Unallocated corporate costs include costs related to administrative functions that are performed in a centralized manner that are not attributable to a particular segment. These administrative function costs include costs for corporate office support, all office facility costs, costs relating to accounting and finance, human resources, legal, marketing, information technology and company-wide business development functions, as well as costs related to overall corporate management.

Notes to consolidated financial statements

The following table presents information about reported segments along with the items necessary to reconcile the segment information to the totals reported in the accompanying consolidated financial statements:

	Period from March 19, 2002 (inception) to December 31, 2002	Year ended December 31, 2003	Three months ended March 31,
			2003	2004
			(unaudited)
Financial Consulting:
Revenues	$22,399,602	$69,941,301	$17,217,073	$24,718,194
Segment operating income	3,911,894	22,011,032	7,591,795	8,469,927
Segment operating income as a percent of segment revenues	17.5%	31.5%	44.1%	34.3%
Operational Consulting:
Revenues	$12,701,110	$31,544,373	$5,994,684	$15,383,261
Segment operating income	3,527,188	5,383,260	1,336,258	5,114,233
Segment operating income as a percent of segment revenues	27.8%	17.1%	22.3%	33.2%
Total Company:
Revenues	$35,100,712	$101,485,674	$23,211,757	$40,101,455
Reimbursable expenses	2,921,301	8,808,455	2,069,406	3,442,776

Total revenues and reimbursable expenses	$38,022,013	$110,294,129	$25,281,163	$43,544,231

Statement of operations reconciliation:
Segment operating income	$7,439,082	$27,394,292	$8,928,053	$13,584,160
Charges not allocated at the segment level:
Other selling, general and administrative expenses	7,205,793	20,614,477	4,123,036	6,589,194
Depreciation and amortization expense	3,047,914	5,328,484	1,289,964	603,053
Loss on lease abandonment	—	1,668,000	—	—
Restructuring charge	—	—	—	2,138,827
Management and advisory fees paid to related parties and organization costs	3,715,489	—	—	—
Interest expense	331,784	856,252	198,414	245,269
Other expense	1,113	111,513	428	—

Net (loss) income before (benefit) provision for income taxes	$(6,863,011)	$(1,184,434)	$3,316,211	$4,007,817

	December 31,			March 31,
	2002	2003		2004
				(unaudited)
Segment assets:
Financial Consulting	$8,727,367	$15,960,872		$20,201,227
Operational Consulting	3,837,219	7,103,108		11,303,782
Unallocated assets	14,018,073	16,824,730		11,037,062

Total assets	$26,582,659	$39,888,710		$42,542,071

All long-lived assets are in the United States. During 2002 and 2003, no customer in either segment accounted for 10% or more of total revenues of the Company.

Notes to consolidated financial statements

13.    Valuation and qualifying accounts

The following summarizes the activity of the allowance for doubtful accounts and unbilled services:

	Balance at beginning of period	Additions charged to income	Deductions	Balance at end of period
Period from March 19, 2002 (inception) to December 31, 2002:
Allowance for doubtful accounts and unbilled services	$—	841,104	459,351	$381,753
Year Ended December 31, 2003:
Allowance for doubtful accounts and unbilled services	$381,753	5,334,767	3,924,800	$1,791,720

*	Deductions include write-offs of accounts receivable, fee adjustments related to estimated overruns on fixed and capped fee engagements and other discretionary pricing adjustments.

14.    Subsequent events (unaudited)

Restructuring charge

In March 2004, the Company incurred a $2.1 million pre-tax restructuring charge associated with the closing of two offices. The charge included an accrual of approximately $2.0 million for severance payments, all of which was paid in April 2004 and approximately $0.1 million for office lease payments. The terms of the related office leases expire in August 2004.

Dividend

On May 12, 2004, the Company declared a special dividend on each outstanding share of Class A and Class B Common Stock and 8% preferred stock payable to holders of record on May 25, 2004. The 8% preferred stock participates on an as converted basis. The aggregate amount of the dividend will be $1.25 million.

Line of Credit

At March 31, 2004, Huron LLC was in compliance with or obtained waivers for its debt covenants.

Part II

Information not required in prospectus

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee and the NASD filing fee, are estimates.

SEC registration fee		$14,571
NASD Filing fee		12,000
NASDAQ National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Premium for directors and officers insurance		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any

Part II

action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Registrant’s Certificate of Incorporation contains provisions that provide for indemnification of officers and directors and their heirs and representatives to the full extent permitted by, and in the manner permissible under, the DGCL.

As permitted by Section 102(b)(7) of the DGCL, the Registrant’s Certificate of Incorporation contains a provision eliminating the personal liability of a director to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.

The Registrant maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

The Underwriting Agreement, contained in Exhibit 1.1 hereto, contains provisions indemnifying our officers and directors against some types of liabilities.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

Between April and June 2002, in connection with our initial capitalization, we issued to HCG Holdings LLC an aggregate of 12,500 shares of our 8% preferred stock for an aggregate consideration of $12.5 million and an aggregate of approximately 25.9 million shares of our common stock at a purchase price of $0.01 per share for an aggregate consideration of approximately $0.3 million.

In December 2002, the Registrant issued a total of 1,200,000 shares of Class B common stock to Gary E. Holdren, the Registrant’s Chief Executive Officer, for aggregate consideration of $12,000.

Since inception, the Registrant has issued to officers, employees and third-party consultants options to purchase 4,838,000 shares of Class B common stock with per share exercise prices ranging from $.01 to $.85, and has issued 409,375 shares of Class B common stock upon exercise of such options for an aggregate exercise price of $4,094.

Since inception, the Registrant has issued to officers, board members, employees and third-party consultants options to purchase 255,000 shares of Class A common stock with per share exercises prices ranging from $.01 to $.85.

The issuances of securities describe in this Item 15 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sale of these securities were made without general solicitation or advertising.

Part II

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)    The following documents are exhibits to the Registration Statement.

Exhibit number	Description of exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Third Amended and Restated Certificate of Incorporation of Huron Consulting Group Inc.
3.2*	Second Amended and Restated Bylaws of Huron Consulting Group Inc.
4.1*	Form of Specimen Stock Certificate
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to Huron Consulting Group Inc.
10.1**	Office Lease, dated December 2003, between Union Tower, LLC and Huron Consulting Group LLC.
10.2	Senior Management Agreement, effective as of May 13, 2002, between Huron Consulting Group LLC and Gary E. Holdren.
10.3	First Amendment to Senior Management Agreement, effective as of January 1, 2004, between Huron Consulting Group LLC and Gary E. Holdren.
10.4*	Second Amendment to Senior Management Agreement, effective as of , 2004, between Huron Consulting Group LLC and Gary E. Holdren.
10.5	Restricted Shares Award Agreement, dated December 10, 2002, between Huron Consulting Group Inc., Huron Consulting Group LLC, HCG Holdings LLC and Gary E. Holdren.
10.6	Restricted Shares Award Agreement, dated December 31, 2002, between Huron Consulting Group Inc. and Gary E. Holdren.
10.7*	Senior Management Agreement, effective as of August 12, 2002, between Huron Consulting Group LLC and George E. Massaro.
10.8*	First Amendment to Senior Management Agreement, effective as of , 2004, between Huron Consulting Group LLC and George E. Massaro.
10.9*	Senior Management Agreement, effective as of May 15, 2002, between Huron Consulting Group LLC and Daniel Broadhurst.
10.10*	First Amendment to Senior Management Agreement, effective as of , 2004, between Huron Consulting Group LLC and Daniel Broadhurst.
10.11*	Senior Management Agreement, effective as of May 1, 2002, between Huron Consulting Group LLC and Mary Sawall.
10.12*	First Amendment to Senior Management Agreement, effective as of , 2004, between Huron Consulting Group LLC and Mary Sawall.
10.13	Huron Consulting Group Inc. 2002 Equity Incentive Plan and form of options agreement thereunder.
10.14	Amendment No. 1 to Huron Consulting Group Inc. 2002 Equity Incentive Plan.
10.15	Amended and Restated Huron Consulting Group Inc. 2002 Equity Incentive Plan (California) and form of options agreement thereunder.
10.16	Huron Consulting Group Inc. 2003 Equity Incentive Plan and form of options agreement thereunder.

10.17*	Huron Consulting Group Inc. 2004 Omnibus Stock Plan and form of option and restricted stock agreement thereunder.

10.18	Second Amended and Restated Secured Revolving Line of Credit Note, dated February 11, 2004, between Huron Consulting Group LLC and LaSalle Bank, N.A.

Part II

Exhibit number	Description of exhibit
10.19	Loan and Security Agreement, dated January 31, 2003, between Huron Consulting Group LLC and LaSalle Bank, N.A., including amendments thereto, dated as of January 28, 2004, February 11, 2004 and May 7, 2004.
21.1	List of Subsidiaries of Huron Consulting Group Inc.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (included on signature page).
99.1**	Consent of Director Nominee (Deborah A. Bricker)
99.2**	Consent of Director Nominee (James D. Edwards)
99.3**	Consent of Director Nominee (John McCartney)
99.4	Consent of Director Nominee (DuBose Ausley)

*	To be filed by amendment.
**	Previously filed.

b)    Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17.    UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Part II

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on June 21, 2004.

HURON CONSULTING GROUP INC.

By:	/s/ Gary E. Holdren
Name:	Gary E. Holdren
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated below on June 21, 2004.

Signature	Title

/s/ Gary E. Holdren Gary E. Holdren	President, Chief Executive Officer and Director (principal executive officer)

* George E. Massaro	Chief Operating Officer and Director

/s/ Gary L. Burge Gary L. Burge	Chief Financial Officer (principal financial and accounting officer)

*By:	/s/ Gary L. Burge Gary L. Burge, as attorney-in-fact

Exhibit index

Exhibit number	Description of exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Third Amended and Restated Certificate of Incorporation of Huron Consulting Group Inc.
3.2*	Second Amended and Restated Bylaws of Huron Consulting Group Inc.
4.1*	Form of Specimen Stock Certificate
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to Huron Consulting Group Inc.
10.1**	Office Lease, dated December 2003, between Union Tower, LLC and Huron Consulting Group LLC.
10.2	Senior Management Agreement, effective as of May 13, 2002, between Huron Consulting Group LLC and Gary E. Holdren.
10.3	First Amendment to Senior Management Agreement, effective as of January 1, 2004, between Huron Consulting Group LLC and Gary E. Holdren.
10.4*	Second Amendment to Senior Management Agreement, effective as of , 2004, between Huron Consulting Group LLC and Gary E. Holdren.
10.5	Restricted Shares Award Agreement, dated December 10, 2002, between Huron Consulting Group Inc., Huron Consulting Group LLC, HCG Holdings LLC and Gary E. Holdren.
10.6	Restricted Shares Award Agreement, dated December 31, 2002, between Huron Consulting Group Inc. and Gary E. Holdren.
10.7*	Senior Management Agreement, effective as of August 12, 2002, between Huron Consulting Group LLC and George E. Massaro.
10.8*	First Amendment to Senior Management Agreement, effective as of , 2004, between Huron Consulting Group LLC and George E. Massaro.
10.9*	Senior Management Agreement, effective as of May 15, 2002, between Huron Consulting Group LLC and Daniel Broadhurst.
10.10*	First Amendment to Senior Management Agreement, effective as of , 2004, between Huron Consulting Group LLC and Daniel Broadhurst.
10.11*	Senior Management Agreement, effective as of May 1, 2002, between Huron Consulting Group LLC and Mary Sawall.
10.12*	First Amendment to Senior Management Agreement, effective as of , 2004, between Huron Consulting Group LLC and Mary Sawall.
10.13	Huron Consulting Group Inc. 2002 Equity Incentive Plan and form of options agreement thereunder.
10.14	Amendment No. 1 to Huron Consulting Group Inc. 2002 Equity Incentive Plan.
10.15	Amended and Restated Huron Consulting Group Inc. 2002 Equity Incentive Plan (California) and form of options agreement thereunder.
10.16	Huron Consulting Group Inc. 2003 Equity Incentive Plan and form of options agreement thereunder.
10.17*	Huron Consulting Group Inc. 2004 Omnibus Stock Plan and form of option and restricted stock agreement thereunder.
10.18	Second Amended and Restated Secured Revolving Line of Credit Note, dated February 11, 2004, between Huron Consulting Group LLC and LaSalle Bank, N.A.
10.19	Loan and Security Agreement, dated January 31, 2003, between Huron Consulting Group LLC and LaSalle Bank, N.A., including amendments thereto, dated as of January 28, 2004, February 11, 2004 and May 7, 2004.
21.1	List of Subsidiaries of Huron Consulting Group Inc.

Exhibit number	Description of exhibit

23.1	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page).

99.1**	Consent of Director Nominee (Deborah A. Bricker)

99.2**	Consent of Director Nominee (James D. Edwards)

99.3**	Consent of Director Nominee (John McCartney)

99.4	Consent of Director Nominee (DuBose Ausley)

*	To be filed by amendment.
**	Previously filed.

2